Exhibit 99.1

____________, 2014

Dear Vornado Realty Trust shareholders and Vornado Realty L.P. limited partners:

We are pleased to inform you that, on                   , 2014, Vornado Realty L.P. (“VRLP”), the operating partnership of Vornado Realty Trust (“Vornado”), declared the distribution of all of the outstanding common shares of Vornado SpinCo (“SpinCo”), a wholly-owned subsidiary of VRLP, to Vornado and the other holders of common limited partnership units of VRLP.  On the same date, the board of trustees of Vornado declared the distribution of all of the SpinCo common shares to be received by Vornado in the distribution by VRLP to Vornado common shareholders as of the record date (as described below). SpinCo is a newly formed indirect subsidiary of Vornado that will hold, directly or indirectly, Vornado’s shopping center business, consisting of 80 strip shopping centers located primarily in the Northeast and California and four malls, two located in New Jersey and two located in San Juan, Puerto Rico. SpinCo’s properties will also include a warehouse park adjacent to our East Hanover strip shopping center property.

This is a significant transaction that we believe will unlock the potential of the strip shopping centers and malls to be owned by SpinCo. We believe we are creating a new company that will be well positioned to deliver both internal growth through active asset management and redevelopments and external growth through acquisitions and selective new developments. At the same time, this transaction allows Vornado to focus on its core New York City and Washington, D.C. office portfolios and its Manhattan street retail portfolio.

The distribution of SpinCo common shares will occur on                   , 2015. Vornado will distribute all of its SpinCo common shares by way of a pro rata special distribution to Vornado common shareholders as of the record date. Immediately prior to such distribution by Vornado, VRLP will distribute all of the outstanding SpinCo common shares on a pro rata basis to the holders of its common limited partnership units, consisting of Vornado and the other common limited partners of VRLP. Each Vornado common shareholder will be entitled to receive one SpinCo common share for every two Vornado common shares held by such shareholder as of the close of business on                   , 2014, which is the record date for the distribution by each of Vornado and VRLP.  Vornado and each of the other limited partners of VRLP will be entitled to receive one SpinCo common share for every two common limited partnership units in VRLP held as of the close of business on the record date. The SpinCo common shares will be issued in book-entry form only, which means that no physical share certificates will be issued.  We expect that the separation of Vornado’s shopping center business from Vornado’s other businesses and the distribution of SpinCo common shares by each of Vornado and VRLP will qualify as tax-free for U.S. federal income tax purposes.

No vote of Vornado shareholders or VRLP limited partners is required to approve the distribution by either Vornado or VRLP, and you are not required to take any action to receive your SpinCo common shares. Following the distribution, each Vornado common shareholder will own common shares in Vornado and SpinCo and each VRLP common limited partner (other than Vornado) will own both VRLP common limited partnership units and SpinCo common shares. The number of Vornado common shares that each Vornado common shareholder owns and the number of common limited partnership units of VRLP that each common limited partner owns will not change as a result of this distribution. Vornado’s common shares will continue to trade on the New York Stock Exchange under the symbol “VNO.” SpinCo intends to apply to list its common shares on the New York Stock Exchange under the symbol “          .”

The information statement, which is being mailed to all holders of Vornado common shares and to all holders of common limited partnership units of VRLP (other than Vornado) as of the record date for the distribution by each of Vornado and VRLP, describes the distribution in detail and contains important information about SpinCo, its business, financial condition and operations. We urge you to read the information statement carefully.

We want to thank you for your continued support of Vornado and VRLP, and we look forward to your future support of SpinCo.

Sincerely,

Steven Roth Chairman and Chief Executive Officer of Vornado Realty Trust

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED September 18, 2014

INFORMATION STATEMENT

VORNADO SPINCO†

This information statement is being furnished in connection with the distribution by Vornado Realty Trust (“Vornado”) and Vornado Realty L.P. (“VRLP”), the operating partnership of Vornado, to the holders of common shares of beneficial interest, par value $0.04 per share (“Vornado common shares”), of Vornado and holders of VRLP common limited partnership units, respectively, of all of the outstanding common shares of beneficial interest, par value $0.01 per share (“SpinCo common shares”), of Vornado SpinCo (“SpinCo”).  SpinCo is a newly formed wholly-owned subsidiary of VRLP that will hold, directly or indirectly, the assets and liabilities associated with Vornado’s shopping center business, consisting of 80 strip shopping centers and four malls. SpinCo’s properties will also include a warehouse park adjacent to our East Hanover strip shopping center property. To implement the distribution, Vornado will distribute all of its SpinCo common shares by way of a pro rata special distribution to Vornado common shareholders. Immediately prior to such distribution by Vornado, VRLP will distribute all of the outstanding SpinCo common shares on a pro rata basis to the holders of VRLP’s common limited partnership units, consisting of Vornado and the other common limited partners of VRLP. As a result of such distribution by VRLP, Vornado is expected to receive approximately 94% of the outstanding SpinCo common shares, while the other common limited partners of VRLP, as a group, are expected to receive approximately 6%.  The separation of Vornado’s shopping center business from Vornado’s other businesses is expected to qualify as tax-free for U.S. federal income tax purposes.

For every two Vornado common shares held of record by you as of the close of business on                   , 2014, the record date for the distribution by each of Vornado and VRLP, you will receive one SpinCo common share. For every two common limited partnership units of VRLP held of record by you as of the close of business on the record date, you will receive one SpinCo common share. You will receive cash in lieu of any fractional SpinCo common shares that you would have received after application of the above ratios. As discussed under “The Separation — Trading Between the Record Date and Distribution Date,” if you sell your Vornado common shares in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive SpinCo common shares in connection with the separation. We expect the SpinCo common shares to be distributed to Vornado common shareholders and VRLP common limited partners  on                   , 2015. We refer to the date of the distribution of the SpinCo common shares as the “distribution date.”  You will continue to own the same number of Vornado common shares and common limited partnership units of VRLP, as the case may be, as you own immediately before the distribution date.

No vote of Vornado shareholders or VRLP limited partners is required for the distribution by either Vornado or VRLP. We are not asking you for a proxy and you are requested not to send us a proxy. You do not need to pay any consideration, exchange or surrender your existing Vornado common shares or VRLP common limited partnership units or take any other action to receive your SpinCo common shares.

There is no current trading market for SpinCo common shares, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution by each of Vornado and VRLP, and we expect “regular-way” trading of SpinCo common shares to begin on the first trading day following the completion of the distribution. SpinCo intends to apply to have its common shares authorized for listing on the New York Stock Exchange under the symbol “                  .”

SpinCo intends to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, from and after SpinCo’s taxable year that includes the distribution of our common shares by each of Vornado and VRLP.

†                   Our current name is Vornado SpinCo. We will change our name before the effective date of this registration statement.

To assist SpinCo in qualifying as a REIT, among other purposes, SpinCo’s declaration of trust will contain various restrictions on the ownership and transfer of its shares of beneficial interest, including a provision pursuant to which shareholders will generally be restricted from owning more than 9.8% of the outstanding common shares, or 9.8% of the outstanding preferred shares of beneficial interest, par value $0.01 per share (“SpinCo preferred shares”), of SpinCo of any class or series. Please refer to “Description of SpinCo’s Shares of Beneficial Interest — Common Shares — Restrictions on Ownership of Common Shares.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 26.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                   , 2014.

This information statement was first mailed to Vornado common shareholders and holders of common limited partnership units of VRLP on or about                   , 2014.

Presentation of Information

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about SpinCo assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution by each of Vornado Realty Trust and Vornado Realty L.P. Unless the context otherwise requires, references in this information statement to “SpinCo,” “our company,” “the company,” “us,” “our,” and “we” refer to Vornado SpinCo, a Maryland real estate investment trust, and its combined subsidiaries. References to SpinCo’s historical business and operations refer to the business and operations of Vornado’s shopping center business that will be transferred to SpinCo in connection with the separation. Unless the context otherwise requires, references in this information statement to “Vornado” refer to Vornado Realty Trust, a Maryland real estate investment trust, and its consolidated subsidiaries, including Vornado Realty L.P. (“VRLP”), a Delaware limited partnership through which Vornado conducts its business and holds substantially all of its interests in properties. Base rent data presented in this information statement represents the weighted average contractual rent for in-place leases for the applicable period. Except as otherwise indicated or unless the context otherwise requires, all references to SpinCo per share data assume a distribution ratio of one SpinCo common share for every two Vornado common shares, for purposes of the distribution by Vornado to its common shareholders, and one SpinCo common share for every two common limited partnership units of VRLP, for purposes of the distribution by VRLP to its holders of common limited partnership units (also referred to in this information statement as “common limited partners”).

-i-

INFORMATION STATEMENT SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all of the details concerning the separation or other information that may be important to you. To better understand the separation and SpinCo’s business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution by each of Vornado Realty Trust and Vornado Realty L.P.

This information statement discusses the business to be transferred to SpinCo by Vornado in the separation as if the transferred business were SpinCo’s business for all historical periods described. References in this information statement to SpinCo’s historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, business or activities of the transferred business as the business was conducted as part of Vornado prior to the separation.

Our Company

Our mission will be to own and operate high-quality strip shopping centers (“strip centers”) and malls located in high barrier-to-entry markets.  We plan to grow the business through proactive leasing and management of our portfolio, through the redevelopment of certain of our existing properties and through the selective acquisition and development of additional assets that meet our investment criteria.  We believe that the creation of a stand-alone organization with focused management will position the organization to generate attractive risk-adjusted returns for shareholders.

Upon completion of the separation, we will operate a well-leased portfolio of retail assets located in high barrier-to-entry markets, due to land scarcity and formidable zoning and approval requirements, that we believe could not be replicated today.  This portfolio will consist of 85 properties, comprising 80 strip centers, four malls and a warehouse park adjacent to our East Hanover strip center, that are primarily located on major retail corridors and proximate to regional highways.  These properties comprise 16.9 million square feet and are located in ten states and Puerto Rico, with concentrations in New Jersey, New York and Pennsylvania.  Our strip centers have a diverse, high-quality tenant base that includes national retailers such as The Home Depot, Wal-Mart/Sam’s Wholesale, Best Buy, Lowe’s, Stop & Shop, the TJX Companies, Kohl’s, ShopRite, Sears and Kmart, BJ’s Wholesale Club, Whole Foods and PetCo.  Our strip center portfolio also has superior, industry-leading demographics, with average three-mile population of 149,000 and median three-mile household income of $71,000 for neighborhood centers and average seven-mile population of 869,000 and median seven-mile household income of $67,000 for power centers.  The four malls and the strip centers are in dense, supply constrained trade areas, have overlapping tenancies and require the same asset management and leasing skills.  Mall tenants include Macy’s, JCPenney, Lord & Taylor, Boscov’s, Target, Century 21, Kmart, Sears, Whole Foods, the TJX Companies, AMC Loews, Forever 21, H&M and other popular national merchants.  We consider Bergen Town Center, with its mix of Target, Century 21, Whole Foods, Nordstrom Rack, Bloomingdale’s Outlet, Off Fifth by Saks, Neiman Marcus Last Call Studio, Marshalls, HomeGoods, Nike and a variety of outlets and food offerings, to be the best hybrid retail offering in America.

A key element of our business plan will be to increase revenue and property value through intensive asset management of the existing portfolio.  Planned activities include leasing of existing vacancy, construction of new space on owned land, identifying and replacing underperforming tenants wherever possible, and functional and aesthetic improvements.  In addition, we expect to acquire additional properties and to initiate ground-up development projects in the geographic regions in which we currently operate that are consistent with our investment criteria.  We may also pursue such opportunities outside of the regions in which we currently operate if we determine that conditions are favorable and fit with our mission and business strategy.

We will be self-managed and led by a dedicated management team and a board consisting of a majority of independent trustees.  Industry veteran, Jeffrey S. Olson, joined Vornado on September 1, 2014 in order to work on the separation, and upon completion of the separation will become SpinCo’s Chairman of the Board of Trustees and Chief Executive Officer.  Robert Minutoli, currently Vornado’s Executive Vice President-Retail, will be SpinCo’s Chief Operating Officer.  They will be joined by the highly experienced team that manages the strip center and mall portfolio today.  Key department heads have an average tenure of over ten years at Vornado and over 20 years in the real estate industry.  Steven Roth, Vornado Chairman and Chief Executive Officer, will serve as a trustee of SpinCo.

Vornado will provide certain interim transitional support to us via a Transition Services Agreement for approximately two years.

For the year ended December 31, 2013, we generated net income of $112.5 million, comparable net operating income (“NOI”) of $198.8 million and comparable funds from operations (“FFO”) of $128.2 million.  For the six months ended June 30, 2014, we generated net income of $36.4 million, comparable NOI of $100.9 million and comparable FFO of $65.2 million.  Please refer to “Summary Historical Combined Financial Data — Net Operating Income” and “— Funds From Operations” in this information statement for a discussion of comparable NOI and comparable FFO, which are non-GAAP measures, and a reconciliation of these measures to their most directly comparable GAAP measures.

We anticipate that we will pursue a balance sheet strategy that provides access to multiple capital markets.  Over time, we intend to pursue an investment grade credit rating. As of June 30, 2014, the portfolio had approximately $1.185 billion of total combined debt outstanding plus $84.1 million of indebtedness representing our pro rata (50%) share of indebtedness of a joint venture.

We plan to elect to be treated as a real estate investment trust (“REIT”) in connection with the filing of our federal income tax return for the taxable year that includes the distribution of our common shares by each of Vornado and VRLP, subject to our ability to meet the requirements of a REIT at the time of election, and we intend to maintain this status in future periods.

We will have our executive headquarters in New York City, with operations in Paramus, New Jersey.

Competitive Strengths

Exceptionally high-quality portfolio of well-leased shopping centers concentrated in densely populated, high barrier-to-entry markets.  We will initially own 84 retail properties primarily concentrated in densely populated markets near major urban centers.  Within these markets, our assets are primarily located on major retail corridors and proximate to regional highways.  79.4% of our 2013 comparable NOI was generated by centers located in New Jersey, New York and Pennsylvania.  Average portfolio occupancy was 94.8% as of June 30, 2014.  A majority of our assets are located within the Greater New York City metropolitan area, the most populous demographic area in the United States with a population of approximately 20 million.  High barriers-to-entry in our markets limit the potential for new supply and support the long-term ability to increase rents.

Industry leading population density and income demographics.  Our assets are primarily located in densely populated and affluent areas in the Northeastern United States, with household incomes far in excess of the national median of $51,017 as reported by the U.S. Census Bureau for the period 2011-2012.  Our strip center portfolio is located in markets with average three-mile population of 149,000 and median three-mile household income of $71,000 for neighborhood centers and average seven-mile population of 869,000 and median seven-mile household income of $67,000 for power centers.

High-quality, diversified tenant base.  Our tenant base consists of approximately 325 different retailers in our strip centers and approximately 250 different retailers in our malls and is well diversified by industry and format.  Merchants include department stores, grocers, category killers, discounters, entertainment offerings, health clubs, do-it-yourself or “DIY” stores, in-line specialty shops, restaurants and other food and beverage vendors, service providers and other specialized retailers.  58% of our top 25 tenants by 2013 rental revenue have investment grade credit ratings from Standard & Poor’s or Moody’s.  61% of our 2013 rental revenue came from large tenants, defined as merchants occupying more than 10,000 square feet.  Our large number of high credit quality anchor tenants results in strong customer traffic, which in turn drives sales and rent growth.

Strong grocer sales.  Our superior demographics and premier locations are further demonstrated by the sales of our grocers.  Of the 80 strip centers in the portfolio, 13 are grocery anchored.  Of these merchants, the 12 that have at least one full year of operations reported average sales of $726 per square foot during 2013, well above the national average and that of SpinCo’s peer group. Grocers include Stop & Shop, ShopRite, Whole Foods, Giant Food and Food Basics (A&P).

Accomplished management team with a demonstrated track record in the retail sector and deep knowledge of the portfolio.  Jeffrey S. Olson will be Chairman of the Board of Trustees and Chief Executive Officer of SpinCo.  Mr. Olson served as Chief Executive Officer of Equity One, Inc. (“Equity One”) from 2006 to 2014, where he was widely recognized as the driving force behind Equity One’s transformative portfolio makeover into higher quality assets in densely populated core coastal markets. Previously, Mr. Olson was President of Kimco Realty Corporation’s Eastern and Western Divisions.  While at Equity One, Mr. Olson successfully directed the company’s growth into several high barrier-to-entry markets, including the Northeastern United States, Miami and California.  Robert Minutoli will be Chief Operating Officer of SpinCo and has headed Vornado’s strip center and mall division since 2012.  Prior to joining Vornado in 2009, Mr. Minutoli was Executive Vice President-New Business at The Rouse Company, where he spent 27 years and held various construction, development, acquisitions/dispositions and business development positions.  Mr. Olson and Mr. Minutoli will be joined by Vornado’s existing, highly experienced retail team (key department heads average 10-plus years with Vornado and 20-plus years in the retail industry), which has consistently delivered strong performance from the portfolio.

Balance sheet providing significant liquidity and capacity to support growth.  We will be capitalized to enable access to multiple forms of capital.  As of June 30, 2014, the portfolio had approximately $1.185 billion of total combined debt outstanding plus $84.1 million of indebtedness representing our pro rata (50%) share of indebtedness of a joint venture. We believe our moderate leverage and strong liquidity will enable us to take advantage of attractive redevelopment, development, and acquisition opportunities.

Significant growth potential from embedded development and redevelopment opportunities.  Our portfolio has significant embedded development and redevelopment opportunities.  We have identified in excess of $100 million of current expansion and redevelopment opportunities that are expected to generate strong investment returns.

Consistent operating performance demonstrated by continued strong occupancy and rent growth.  Our portfolio has delivered consistent operating performance over the past five years.  Our portfolio, which was 94.8% occupied as of June 30, 2014, maintained average annual occupancy exceeding 94% during that time despite substantial economic volatility resulting from the recession.  We have achieved 9.2% annual growth in cash leasing spreads over expiring rents for the five year period ended December 31, 2013, and 14.5% annual growth in cash leasing spreads over expiring rents for the ten year period ended December 31, 2013.  We believe our well-laddered lease expiration schedule with less than 10.5% of total square footage expiring in any year will contribute to our expected continued consistent performance in the future.

Experienced trustees possessing substantial expertise with public REITs and SpinCo’s portfolio.  The majority of our trustees will be independent.  Mr. Olson will be Chief Executive Officer and Chairman of the Board of Trustees.  In addition to Mr. Olson’s prior experience as Chief Executive Officer of Equity One and President of the Eastern and Western Divisions of Kimco Realty Corporation, he has been a director of Equity One since 2006.  Steven Roth, Chairman and Chief Executive Officer of Vornado, will also be a trustee.  Mr. Roth is one of the most tenured and respected executives in the REIT industry and has substantial experience across all real estate sectors.  Further, Mr. Roth has decades of personal experience with many of SpinCo’s strip centers, having been personally involved in their development, redevelopment and management since 1980.

Company Strategies

Redevelop and/or expand existing properties to increase returns and maximize value.  While our properties have been well-maintained and have benefited from significant capital investment under Vornado’s ownership, we believe that our properties will benefit from greater executive management focus and capital allocation priorities tailored to unlocking and growing their value.

Our management team will seek to identify investment opportunities that will create value for our shareholders, that are consistent with our strategic objectives and that have attractive risk-return profiles.  We will have a smaller asset base as compared to Vornado, and, therefore, strategic initiatives may have a more meaningful impact on us than they would otherwise have had on Vornado.  In short, we expect that we will devote substantial executive management attention to value creating investment opportunities that may generate attractive growth in revenues and cash flow and thus enhance the value of our portfolio.

We have identified a pipeline of potential new development and redevelopment projects within the existing portfolio of properties totaling in excess of $100 million.  These projects generally consist of renovations and ground-up development projects on owned land.  We may also proactively recapture space occupied by underperforming users and replace those users with merchants that can enhance our tenant mix and potentially pay higher rents.

Focus on high barrier-to-entry markets.  The majority of our properties are located in densely populated, affluent markets, with particularly strong presence in the Greater New York City metropolitan area.  We will continue to invest in our existing markets, and, over time, may expand into new markets that have significant barriers-to-entry and attractive demographics.  We believe that shopping centers located in high barrier-to-entry markets represent a more attractive risk-return profile relative to other markets.

Maximize value and cash flow growth through proactive asset management and leasing.  Given the favorable competitive factors that characterize our shopping centers, we believe we are well-positioned to drive growth in cash flow and to maximize the value of our portfolio by proactive leasing and asset management.  We believe our portfolio’s positioning in trade areas with desirable demographics provides us with strong negotiating leverage with tenants.  Our historical 9.2% and 14.5% annual growth in cash leasing spreads over expiring rents for the five and ten year periods ended December 31, 2013, respectively, reflects our competitive positioning and the strategic importance of our portfolio’s location to tenants.

Maintain a flexible balance sheet to support growth.  We will proactively manage our balance sheet to be flexible and to provide significant capacity for growth.  Over time, we intend to pursue an investment grade credit rating and expect that internally generated funds and funds from selective asset sales will also be available to support growth.

Target a diverse and creditworthy tenant base.  Our tenant base comprises a diverse group of merchants, including department stores, grocers, category killers, discounters, entertainment offerings, health clubs, DIY stores, in-line specialty shops, restaurants and other food and beverage vendors, service providers and other specialized retailers.  We believe that this diversification provides stability to our cash flows as no specific retail category comprises more than 20% of our portfolio’s annual base rental revenue and no one retailer contributed more than 7% of our annual base rental revenue in 2013.  We intend to maintain the credit quality of our tenant base, which currently has 58% of our top 25 tenants by 2013 rental revenue possessing investment grade credit ratings from Standard & Poor’s or Moody’s.

Constant portfolio evaluation and, where appropriate, pruning. We intend to constantly evaluate the future prospects for each shopping center and, where appropriate, to dispose of those properties that we do not believe will meet our investment criteria in the long-term.  The proceeds from any such disposition would typically be reinvested in our portfolio via acquisition or redevelopment or used to pay down debt.

Our Portfolio

Initially, our portfolio will consist of 85 properties, including 80 strip centers aggregating 12.6 million square feet, four malls aggregating 3.4 million square feet and a warehouse park adjacent to our East Hanover strip center.  Our properties include existing, vested entitlements for approximately 425,000 square feet of new development where most infrastructure such as utilities and paving is already in place.  They also include an additional 30 acres of unentitled and unimproved land adjacent to existing centers that could support approximately 125,000 square feet of new development once entitled and infrastructured.

The following tables set forth our occupancy rates and average annual base rent per square foot for our strip center and mall properties as of June 30, 2014 and as of December 31 for the last five years.

Strip Centers

As of	Square Feet Owned	Occupancy Rate	Average Annual Base Rent per Square Foot

June 30, 2014	12,129,000	94.8%	$17.54
December 31, 2013	12,130,000	95.5%	17.50
December 31, 2012	11,877,000	95.2%	17.27
December 31, 2011	11,879,000	95.4%	16.92
December 31, 2010	12,006,000	95.0%	16.19
December 31, 2009	11,774,000	94.5%	15.93

Malls

As of	Square Feet Owned	Occupancy Rate	Average Annual Base Rent per Square Foot

June 30, 2014	2,353,000	94.8%	$26.08
December 31, 2013	2,352,000	95.4%	25.95
December 31, 2012	2,346,000	93.6%	26.20
December 31, 2011	2,305,000	92.9%	25.49
December 31, 2010	2,133,000	93.5%	26.47
December 31, 2009	2,071,000	94.3%	25.01

Top Ten Tenants

As of December 31, 2013, our top ten tenants measured by 2013 rental revenue are as follows:

Tenant	Square Feet Leased	2013 Rental Revenues	Percentage of Total Annual Rental Revenues
The Home Depot	865,000	$ 13,954,000	6.0%
Wal-Mart/Sam’s Wholesale	1,439,000	10,458,000	4.5%
Best Buy	368,000	9,232,000	4.0%
Lowe’s	976,000	8,520,000	3.7%
Stop & Shop	633,000	7,449,000	3.2%
The TJX Companies, Inc.	518,000	7,308,000	3.2%
Kohl’s	716,000	6,656,000	2.9%
ShopRite	337,000	5,298,000	2.3%
Sears and Kmart	547,000	5,001,000	2.2%
BJ’s Wholesale Club	454,000	4,864,000	2.1%
	6,853,000	$78,740,000	34.1%

As of December 31, 2013, the composition of our 2013 rental revenue by type of retail tenant is as follows:

Discount Stores	20%
Home Improvement	11%
Supermarkets	10%
Family Apparel	8%
Home Entertainment and Electronics	7%
Restaurants	7%
Banking and Other Business Services	4%
Personal Services	4%
Sporting Goods, Toys and Hobbies	4%
Home Furnishings	3%
Women’s Apparel	3%
Membership Warehouse Clubs	2%
Other	17%
100%

Lease Expirations

The table below sets forth lease expirations for all of our properties as of June 30, 2014, assuming none of the tenants exercise renewal options.

	Number of	Square Feet of	Percentage of Retail	Weighted Average Annual Base Rent of Expiring Leases		% of Weighted Average Annual Base Rent
	Expiring	Expiring	Properties		Per Square	of Expiring
Year	Leases	Leases	Square Feet	Total	Foot	Leases
Month to month	13	37,542	0.3%	$1,134,204	$30.21	0.5%
2014	37	172,666	1.3%	4,493,724	26.03	2.1%
2015	73	398,287	3.0%	11,179,548	28.07	5.1%
2016	87	657,255	5.0%	13,707,672	20.86	6.3%
2017	75	461,325	3.5%	9,795,912	21.23	4.5%
2018	73	1,266,124	9.6%	20,450,736	16.15	9.4%
2019	92	1,181,913	9.0%	24,437,928	20.68	11.2%
2020	57	1,094,952	8.3%	17,980,380	16.42	8.2%
2021	43	675,065	5.1%	11,970,996	17.73	5.5%
2022	49	963,375	7.3%	12,646,236	13.13	5.8%
2023	46	1,044,252	7.9%	18,719,196	17.93	8.6%
2024	51	1,314,006	10.0%	17,499,528	13.32	8.0%
Subsequent	70	3,882,820	29.7%	53,959,632	13.90	24.8%

The Separation

On April 11, 2014, Vornado announced that it intended to separate its shopping center business, consisting of 80 strip centers, four malls and a warehouse park adjacent to our East Hanover strip center, from Vornado’s other businesses.  The separation will be effectuated by means of a pro rata distribution by Vornado to its common shareholders of all SpinCo common shares held by Vornado.  SpinCo was formed as a subsidiary of VRLP to hold the assets and liabilities associated with Vornado’s shopping center business.  Immediately prior to such distribution by Vornado, VRLP will distribute all outstanding SpinCo common shares on a pro rata basis to holders of VRLP’s common limited partnership units, consisting of Vornado and the other common limited partners of VRLP.  On               , 2014, the board of trustees of Vornado declared the distribution of all SpinCo common shares to be received by Vornado in the distribution by VRLP on the basis of one SpinCo common share for every two Vornado common shares held of record as of the close of business on                   , 2014, which is the record date for the distribution by each of Vornado and VRLP (the “record date”).  On the same date, VRLP declared the distribution of all of the outstanding SpinCo common shares to Vornado and the other holders of common limited partnership units of VRLP on the basis of one SpinCo common share for every two common limited partnership units of VRLP held of record as of the close of business on the record date.  Following the distribution by each of Vornado and VRLP, Vornado and SpinCo will be two independent, publicly held companies.

Structure and Formation of SpinCo

Prior to or concurrently with the separation of the shopping center business from Vornado’s other businesses and the distribution by each of Vornado and VRLP of SpinCo common shares, Vornado will engage in certain restructuring transactions that are designed to consolidate the ownership of a portfolio of interests in the strip centers and malls currently owned directly or indirectly by VRLP into SpinCo, facilitate the separation and distribution by each of Vornado and VRLP and provide us with our initial capital.

In connection with the separation and distribution of SpinCo common shares by each of Vornado and VRLP, the following transactions have occurred or are expected to occur concurrently with or prior to completion of the separation and distribution by each of Vornado and VRLP:

•                  Vornado SpinCo was formed as a Maryland real estate investment trust on June 18, 2014.

•                  Our operating partnership, which we refer to as SpinCo, L.P., was formed as a Delaware limited partnership on         , 2014.

•                  Pursuant to the terms of the Separation Agreement (the “Separation Agreement”), the interests in our properties (including interests in entities holding properties) currently held directly or indirectly by VRLP will be contributed or otherwise transferred to SpinCo in exchange for 100% of our outstanding common shares.

•                  In connection with the contribution or other transfer of properties described above, it is expected that SpinCo or certain entities that will be our subsidiaries after the separation will assume a certain amount of existing secured property-level indebtedness related to certain of our properties.  As of June 30, 2014, the portfolio had approximately $1.185 billion of total combined debt outstanding plus $84.1 million of indebtedness representing our pro rata (50%) share of indebtedness of a joint venture.

•                  VRLP’s Retail employees will become employees of SpinCo.

•                  Pursuant to the Separation Agreement, VRLP will distribute 100% of our outstanding common shares to Vornado and the other common limited partners of VRLP pro rata with respect to their ownership of common limited partnership units in VRLP as of the record date.

•                  Pursuant to the Separation Agreement, Vornado will distribute all of our common shares it receives from VRLP to Vornado common shareholders as of the record date on a pro rata basis.

•                  In addition to the Separation Agreement, we will enter into a Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement.

Immediately following the separation and distribution of SpinCo common shares by each of Vornado and VRLP, we will contribute our interest in the properties we receive from VRLP to our operating partnership, SpinCo, L.P.

In general, we intend to own our properties and conduct substantially all of our business through our operating partnership and its subsidiaries. The following diagram depicts our expected organizational structure upon the completion of the separation and distribution by each of Vornado and VRLP and the completion of the contribution by us of our interest in the properties we receive from VRLP to our operating partnership, SpinCo, L.P.

Our Post-Separation Relationship with Vornado

We will enter into a Separation Agreement with Vornado. In addition, we will enter into various other agreements to effect the separation and provide a framework for its relationship with Vornado after the separation, such as a transition services agreement (the “Transition Services Agreement”), a tax matters agreement (the “Tax Matters Agreement”) and an employee matters agreement (the “Employee Matters Agreement”). These agreements will provide for the allocation between us and Vornado of Vornado’s assets, liabilities and obligations (including its properties, employees and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Vornado and will govern certain relationships between us and Vornado after the separation.

Except as expressly set forth in the Separation Agreement or in any ancillary agreement, each of Vornado, VRLP and SpinCo will be responsible for paying its own costs and expenses incurred in connection with the separation and distribution by each of Vornado and VRLP, whether before or after the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution by each of Vornado and VRLP.

We and Vornado will enter into a Transition Services Agreement prior to the distribution pursuant to which Vornado and its subsidiaries will provide various corporate support services to us, on an interim, transitional basis. The services to be provided may include treasury management, human resources, information technology, tax, financial reporting, SEC compliance and insurance, and possibly other matters.  We believe that the terms are comparable to those that would have been negotiated on an arm’s-length basis. The costs of these services are estimated to be $                   annually.

For additional information regarding the Separation Agreement and other transaction agreements, please refer to the sections entitled “Risk Factors — Risks Related to the Separation” and “Certain Relationships and Related Person Transactions.”

Reasons for the Separation

Vornado’s board of trustees believes that separating the SpinCo business and assets from the remainder of Vornado’s businesses and assets is in the best interests of Vornado for a number of reasons, including the following:

•                  Create two separate, focused companies executing distinct business strategies. In addition to shopping centers, Vornado has historically invested in office properties in New York City and Washington, D.C. and Manhattan street retail properties. As a result, Vornado’s investors have had exposure to a diversified portfolio across several different real estate property categories. By separating its strip centers and malls into a focused shopping center company, investors will have the opportunity to invest into two separate platforms with dedicated and focused management teams. After the separation, Vornado does not intend to continue to operate within the retail strip center and mall sector, allowing it to focus on its office properties in New York City and Washington, D.C. and its Manhattan street retail properties.  At the time of the separation, Vornado will retain, for disposition in the near term, 20 small retail assets which do not fit SpinCo’s strategy, and the Springfield Town Center, which is under contract for disposition.

•                  Allow Vornado’s management to focus on its retained segments, while enabling our dedicated management to focus on SpinCo’s strip centers and malls. The separation of the SpinCo portfolio will enable Vornado’s management to focus on its New York City and Washington, D.C. portfolios, which constitute the company’s two largest business segments. Similarly, the separation of the SpinCo portfolio will allow our dedicated management to focus on creating value in the existing portfolio through leasing, remerchandising and redevelopment as well as potentially pursuing attractive acquisitions and new development opportunities. Dedicated and experienced management will allow us to expand our size, revenues, and investor appeal.

•                  Increase the attractiveness of Vornado’s and SpinCo’s equity to investors. Vornado typically attracts investors primarily interested in office properties in New York City and Washington, D.C. and Manhattan street retail properties given that these assets dominate its portfolio. As a stand-alone company, we will be focused on strip centers and malls, making us an attractive investment opportunity for REIT investors looking for exposure to these asset classes. We will also benefit from having the ability to use our shares as acquisition currency, which will improve our competitive positioning as we grow. After the separation, Vornado will be a platform focused on New York City and Washington, D.C. office and Manhattan street retail. The ability to provide investors with two distinct investment vehicles with distinct strategies may enhance both companies’ attractiveness to investor bases that are targeting each specific asset class.

•                  Allow Vornado and SpinCo to more effectively attract and retain management and key employees. Equity compensation is more effective as a motivational tool if it relates to the economic performance of the business that is the employee’s particular area of responsibility and is not affected by unrelated businesses. As part of Vornado, the strip center and mall employees were compensated with equity that was significantly affected by the performance of Vornado’s New York City and Washington, D.C. office and Manhattan street retail properties and by its other real estate and related investments. After the separation, equity compensation awarded to our employees will be affected only by the economic performance of our retail assets, thereby making it more effective in motivating, attracting and retaining key employees.

•                  Separate two non-synergistic businesses. The retail strip center and mall business is fundamentally different from Vornado’s New York City and Washington, D.C. operations in terms of tenant bases, geography asset management and leasing skills. There are limited synergies arising from exposure to both asset classes.

Vornado’s board of trustees also considered a number of potentially negative factors in evaluating the separation. Vornado’s board of trustees concluded that the potential benefits of the separation outweighed these factors. For more information, please refer to the sections entitled “The Separation — Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Corporate Information

SpinCo was formed as a Maryland real estate investment trust on June 18, 2014 for the purpose of holding the shopping center business of Vornado. Prior to the contribution of this business to SpinCo, which will occur prior to the distribution by each of Vornado and VRLP of SpinCo common shares, SpinCo will have no operations. The address of SpinCo’s principal executive office is 888 Seventh Avenue, New York, New York, 10019.  SpinCo’s telephone number is                   .

SpinCo will also maintain a website at                   . SpinCo’s website and the information contained therein or connected thereto will not be deemed to be incorporated herein, and you should not rely on any such information in making any investment decision.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Vornado common shareholders and holders of common limited partnership units of VRLP who will receive SpinCo common shares in the distribution by each of Vornado and VRLP. It is not and is not to be construed as an inducement or encouragement to buy or sell any of SpinCo’s securities. The information contained in this information statement is believed by SpinCo to be accurate as of the date set forth on its cover. Changes may occur after that date and neither Vornado nor SpinCo will update the information except in the normal course of their respective disclosure obligations and practices.

Risks Associated with SpinCo’s Business and the Separation

An investment in our common shares is subject to a number of risks, including risks relating to the separation. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

•                  Real estate is a competitive business.

•                  We depend on leasing space to tenants on economically favorable terms and collecting rent from tenants who may not be able to pay.

•                  Bankruptcy or insolvency of tenants may decrease our revenues, net income and available cash.

•                  We depend upon our anchor tenants to attract shoppers.

•                  Anchor or major tenants influence the performance of certain of our properties, and decisions made by these tenants or adverse developments in the businesses of these tenants could have a negative impact on us.

•                  We may incur significant costs to comply with environmental laws and environmental contamination may impair our ability to lease and/or sell real estate.

•                  Our properties are generally located in the Northeast and in Puerto Rico and are affected by the economic cycles and risks inherent in these areas.

•                  Natural disasters could have a concentrated impact on the area in which we operate and could adversely impact our results.

•                  We may acquire, develop or redevelop properties and these activities may create risks, including failing to complete such activities on time or within budget, competition for such activities that could increase our costs, being unable to lease newly acquired, developed or redeveloped properties at rents sufficient to cover our costs, difficulties in integrating acquisitions and weaker than expected performance.

•                  Substantially all of our assets will be owned by subsidiaries.  We depend on dividends and distributions from these subsidiaries. The creditors of these subsidiaries are entitled to amounts payable to them by the subsidiaries before the subsidiaries may pay any dividends or other distributions to us.

•                  We have outstanding debt, and the amount of debt and its cost may increase and refinancing may not be available on acceptable terms.

•                  We may not be able to obtain capital to make investments.

•                  We might fail to qualify or remain qualified as a REIT, and may be required to pay income taxes at corporate rates.

•                  REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

•                  If certain portions of a recently released discussion draft of tax reform legislation were introduced as legislation and enacted in their current form, the separation and distribution of SpinCo could be treated as a taxable transaction to Vornado and its shareholders.

•                  We have no history operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

•                  We are dependent on Vornado to provide services to us pursuant to the Transition Services Agreement, and it may be difficult to replace the services provided under such agreement.

•                  If the distribution by each of Vornado and VRLP, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Vornado and Vornado shareholders could be subject to significant tax liabilities and SpinCo will indemnify Vornado for certain material tax obligations that could arise as addressed in the Tax Matters Agreement.

•                  We may not be able to engage in desirable strategic or capital-raising transactions following the separation. In addition, if we were able to engage in such transactions, we could be liable for adverse tax consequences resulting therefrom.

•                  Potential indemnification liabilities to Vornado pursuant to the Separation Agreement could materially adversely affect our operations.

•                  Vornado may not be able to transfer its interests in certain properties that are subject to certain debt arrangements, are partially owned through a joint venture or similar structure, or are leased to or from a third party due to the need to obtain the consent of third parties.

•                  After the separation, certain of our trustees and executive officers may have actual or potential conflicts of interest because of their previous or continuing equity interest in, or positions at, Vornado.

•                  Vornado will not be required to present investments to us that satisfy our investment guidelines before pursuing such opportunities on Vornado’s behalf.

•                  We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our business.

•                  Our agreements with Vornado in connection with the separation and distribution by each of Vornado and VRLP involve potential conflicts of interest, and may not reflect terms that would have resulted from negotiations between unaffiliated third parties.

•                  Vornado’s board of trustees has reserved the right, in its sole discretion, to amend, modify or abandon the separation and distribution by each of Vornado and VRLP and the related transactions at any time prior to the distribution date. In addition, the separation and distribution by each of Vornado and VRLP and related transactions are subject to the satisfaction or waiver by Vornado’s board of trustees in its sole discretion of a number of conditions. We cannot assure you that any or all of these conditions will be met.

•                  In connection with our separation from Vornado, Vornado will indemnify us for certain pre-distribution liabilities and liabilities related to Vornado assets. However, there can be no assurance that these indemnities will be sufficient to protect us against the full amount of such liabilities, or that Vornado’s ability to satisfy its indemnification obligation will not be impaired in the future.

•                  No market currently exists for the SpinCo common shares and we cannot be certain that an active trading market for our common shares will develop or be sustained after the separation. Following the separation, our share price may fluctuate significantly.

•                  Our declaration of trust sets limits on the transfer and ownership of our shares.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION

What is SpinCo and why is Vornado separating SpinCo’s business and distributing SpinCo’s shares?

SpinCo, which is currently an indirect wholly-owned subsidiary of Vornado, was formed to hold the shopping center business of Vornado (which we refer to as the “SpinCo portfolio”). The separation of SpinCo from Vornado and the distribution of SpinCo common shares by each of Vornado and VRLP will enable each of SpinCo and Vornado to focus on its own operations and respond more effectively to the different needs of its businesses. SpinCo and Vornado expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Separation — Background” and “The Separation — Reasons for the Separation.”

What is a REIT?

Following the separation, SpinCo intends to qualify and elect to be taxed as a REIT under Sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the “Code”), from and after SpinCo’s taxable year that includes the distribution of our common shares by each of Vornado and VRLP. As a REIT, SpinCo generally will not be subject to U.S. federal income tax on its REIT taxable income that it distributes to its shareholders. A company’s qualification as a REIT depends on its ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its shares. SpinCo believes that, immediately after the separation, it will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its intended manner of operation enables it to meet the requirements for qualification and taxation as a REIT. SpinCo anticipates that distributions it makes to its shareholders generally will be taxable to its shareholders as ordinary income, although a portion of the distributions may be designated by SpinCo as qualified dividend income or capital gain or may constitute a return of capital. For a more complete discussion of the U.S. federal income taxation of REITs and the tax treatment of distributions to shareholders of SpinCo, please refer to “Material U.S. Federal Income Tax Consequences.”

Why am I receiving this document?

You are receiving this document because you are either a Vornado common shareholder or a holder of VRLP common limited partnership units. If you are a Vornado common shareholder as of the close of business on                   , 2014, you are entitled to receive one SpinCo common share for every two Vornado common shares that you held at the close of business on such date. If you are a holder of VRLP common limited partnership units as of the close of business on                  , 2014, you are entitled to receive one SpinCo common share for every two VRLP common limited partnership units that you held at the close of business on such date. This document will help you understand how the separation will affect your investment in Vornado and your investment in SpinCo after the separation.

How will the separation of SpinCo from Vornado work?

To accomplish the separation, Vornado will distribute all of its SpinCo common shares to Vornado common shareholders on a pro rata basis. Immediately prior to such distribution by Vornado, VRLP will distribute all of the outstanding SpinCo common shares to the holders of its common limited partnership units on a pro rata basis, consisting of Vornado and the other common limited partners of VRLP.

What is the record date for the distribution?	The record date for the distribution by each of Vornado and VRLP will be the close of business on , 2014.

When will the distribution occur?

It is expected that Vornado will distribute all of its SpinCo common shares on              , 2015 to holders of record of Vornado common shares on the record date. Immediately prior to such distribution, it is expected that all of the outstanding SpinCo common shares will be distributed by VRLP on                  , 2015 to holders of record of its common limited partnership units at the close of business on the record date.

What do shareholders need to do to participate in the distribution?

Vornado common shareholders and holders of common limited partnership units of VRLP as of the record date will not be required to take any action to receive SpinCo common shares in the distribution by either Vornado or VRLP, but you are urged to read this entire information statement carefully. No shareholder or limited partner approval of the distribution by either Vornado or VRLP is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing Vornado common shares or VRLP common limited partnership units or take any other action to receive your SpinCo common shares. Please do not send in your Vornado share certificates. The distribution will not affect the number of outstanding Vornado common shares or the number of outstanding common limited partnership units of VRLP or any rights of Vornado common shareholders or VRLP common limited partners, although it will affect the market value of each outstanding Vornado common share.

How will SpinCo common shares be issued?

You will receive SpinCo common shares through the same channels that you currently use to hold or trade Vornado common shares or common limited partnership units of VRLP, whether through a brokerage account, 401(k) plan or other channel. Receipt of SpinCo common shares will be documented for you in the same manner that you typically receive limited partner or shareholder updates, such as monthly broker statements and 401(k) statements.

If you own Vornado common shares as of the close of business on the record date, including shares owned in certificated form, Vornado, with the assistance of American Stock Transfer & Trust Company, LLC, the settlement and distribution agent, will electronically distribute SpinCo common shares to you or to your brokerage firm on your behalf in book-entry form. American Stock Transfer & Trust Company, LLC will mail you a book-entry account statement that reflects your SpinCo common shares, or your bank or brokerage firm will credit your account for the shares. Following the distribution, shareholders whose shares are held in book-entry form may request that their SpinCo common shares held in book-entry form be transferred to a brokerage or other account at any time, without charge.

How many SpinCo common shares will I receive in the distribution?

Vornado will distribute to you one SpinCo common share for every two Vornado common shares held by you as of the record date. VRLP will distribute to you one SpinCo common share for every two common limited partnership units of VRLP held by you as of the record date. Based on approximately                           Vornado common shares and approximately                        common limited partnership units of VRLP outstanding as of                    , 2014, a total of approximately                  SpinCo common shares will be distributed. For additional information on the distribution, please refer to “The Separation.”

Will SpinCo issue fractional shares in the distribution?

No. SpinCo will not issue fractional shares in the distribution. Fractional shares that Vornado common shareholders or VRLP common limited partners would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent following the distribution. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those common shareholders or common limited partners who would otherwise have been entitled to receive fractional shares, and will be taxable upon receipt for U.S. federal income tax purposes to Vornado common shareholders to the extent described under “The Separation — Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders of Vornado Common Shares.” Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What are the conditions to the distribution?	The distribution is subject to a number of conditions, including, among others:

•

The receipt of an opinion of Roberts & Holland LLP, special tax counsel to Vornado, satisfactory to the Vornado board of trustees, to the effect that the distribution by each of Vornado and VRLP, together with certain related transactions, will, with respect to SpinCo, VRLP, Vornado and the shareholders of Vornado, qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 351, 355, and 731 of the Code, including with respect to certain matters relating to these transactions that are not covered by the private letter ruling that Vornado has received from the IRS;

•

The U.S. Securities and Exchange Commission (which we refer to as the “SEC”) declaring effective the registration statement of which this information statement forms a part, and the mailing of the information statement to Vornado common shareholders and common limited partners of VRLP;

•

No order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution by each of Vornado and VRLP or any of the related transactions shall be in effect;

	•	The SpinCo common shares to be distributed shall have been accepted for listing on the New York Stock Exchange, subject to official notice of distribution;

•

The transfer of assets and liabilities between Vornado and SpinCo contemplated by the Separation Agreement shall have been completed, other than the transfer of those assets, if any, which are to be transferred immediately after the distribution by each of Vornado and VRLP;

	•	Each of the various agreements contemplated by the Separation Agreement shall have been executed;

	•	All required actions or filings with governmental authorities shall have been taken or made; and

•

No other event or development existing or having occurred that, in the judgment of Vornado’s board of trustees, in its sole discretion, makes it inadvisable to effect the separation, distribution by each of Vornado and VRLP and other related transactions.

Vornado and SpinCo cannot assure you that any or all of these conditions will be met. In addition, Vornado can decide at any time not to go forward with the separation. For a complete discussion of all of the conditions to the distribution, please refer to “The Separation — Conditions to the Distribution.”

What is the expected date of completion of the separation?

The completion and timing of the separation are dependent upon a number of conditions. It is expected that Vornado will distribute its SpinCo common shares on                 , 2015 to the holders of record of Vornado common shares at the close of business on the record date. It is expected that, on the same date, immediately prior to such distribution by Vornado, all of the outstanding SpinCo common shares will be distributed by VRLP to holders of record of VRLP common limited partnership units at the close of business on the record date. However, no assurance can be provided as to the timing of the separation or that all conditions to the separation will be met.

Can Vornado decide to cancel the distribution of SpinCo common shares by each of Vornado and VRLP, even if all the conditions have been met?

Yes. The distribution by each of Vornado and VRLP is subject to the satisfaction or waiver of certain conditions. Please refer to “The Separation — Conditions to the Distribution.” Until the distribution by VRLP has occurred, Vornado has the right to terminate such distribution, even if all of the conditions are satisfied.

What if I want to sell my Vornado common shares or my SpinCo common shares?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of Vornado common shares?

Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in Vornado common shares: a “regular-way” market and an “ex-distribution” market. Vornado common shares that trade in the “regular-way” market will trade with an entitlement to SpinCo common shares distributed pursuant to the distribution by Vornado. Shares that trade in the “ex-distribution” market will trade without an entitlement to SpinCo common shares distributed pursuant to the distribution by Vornado.

If you decide to sell any Vornado common shares before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Vornado common shares with or without your entitlement to SpinCo common shares pursuant to the distribution by Vornado.

Where will I be able to trade SpinCo common shares?

SpinCo intends to apply to list its common shares on the New York Stock Exchange under the symbol “                        .” SpinCo anticipates that trading in its common shares will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in SpinCo common shares will begin on the first trading day following the completion of the separation. If trading begins on a “when-issued” basis, you may purchase or sell SpinCo common shares up to and through the distribution date, but your transaction will not settle until after the distribution date. SpinCo cannot predict the trading prices for its common shares before, on or after the distribution date.

What will happen to the listing of Vornado shares?	Vornado’s common shares will continue to trade on the NYSE after the distribution under the symbol “VNO.”

Will the number of Vornado common shares or common limited partnership units of VRLP that I own change as a result of the distribution?	No. The number of Vornado common shares or common limited partnership units of VRLP that you own will not change as a result of the distribution.

Will the distribution affect the market price of my Vornado shares?

Yes. As a result of the distribution, Vornado expects the trading price of Vornado common shares immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the portfolio held by SpinCo. Furthermore, until the market has fully analyzed the value of Vornado without the SpinCo portfolio, the trading price of Vornado common shares may fluctuate. Vornado believes that, over time following the separation, assuming the same market conditions and the realization of the expected benefits of the separation, the Vornado common shares and the SpinCo common shares should have a higher aggregate market value as compared to what the market value of Vornado common shares would be if the separation did not occur. There can be no assurance, however, that such a higher aggregate market value will be achieved. It is possible that, after the separation, the combined equity value of Vornado and SpinCo will be less than Vornado’s equity value before the separation.

What are the material U.S. federal income tax consequences of the separation and the distribution?

Vornado has received a private letter ruling from the IRS to the effect that the distribution by each of Vornado and VRLP, together with certain related transactions, will, with respect to SpinCo, VRLP, Vornado and the shareholders of Vornado, qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 351 and 355 of the Code.  It is a condition to the completion of the separation that Vornado obtain an opinion of Roberts & Holland LLP, special tax counsel to Vornado, satisfactory to the Vornado board of trustees, to the effect that the distribution by each of Vornado and VRLP, together with certain related transactions, will, with respect to SpinCo, VRLP, Vornado and the shareholders of Vornado, qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 351, 355, and 731 of the Code, including with respect to certain matters relating to these transactions that are not covered by the private letter ruling from the IRS.

You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws, which may result in the distribution being taxable to you. For more information regarding the private letter ruling and the tax opinion and certain U.S. federal income tax consequences of the separation, please refer to the discussion under “The Separation — Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders of Vornado Common Shares” and “— Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders of VRLP Common Limited Partnership Units.”

What will SpinCo’s relationship be with Vornado following the separation?

We will enter into a Separation Agreement with Vornado. In addition, SpinCo will enter into various other agreements to effect the separation and provide a framework for its relationship with Vornado after the separation, such as a Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement. These agreements will provide for the allocation between SpinCo and Vornado of Vornado’s assets, liabilities and obligations (including its properties, employees and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Vornado and will govern certain relationships between SpinCo and Vornado after the separation.

For additional information regarding the Separation Agreement and other transaction agreements, please refer to the sections entitled “Risk Factors — Risks Related to the Separation” and “Certain Relationships and Related Person Transactions.”

Who will manage SpinCo after the separation?

Jeffrey S. Olson will be SpinCo’s Chairman of the Board of Trustees and Chief Executive Officer and Robert Minutoli will be SpinCo’s Chief Operating Officer after the separation. SpinCo’s management team will include experienced members of Vornado’s existing strip center and mall management team which has detailed historical knowledge of our properties. For more information regarding SpinCo’s management please refer to “Management.”

Are there risks associated with owning SpinCo common shares?

Yes. Ownership of SpinCo common shares is subject to both general and specific risks relating to SpinCo’s business, the industry in which it operates, its ongoing contractual relationships with Vornado and its status as a separate, publicly traded company. Ownership of SpinCo common shares is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 26. You are encouraged to read that section carefully.

Does SpinCo plan to pay dividends?	We intend to make regular quarterly distributions whereby we expect to distribute 100% of our REIT taxable income to our shareholders out of assets legally available therefor.

To qualify as a REIT, we must distribute to our shareholders an amount at least equal to:

(i)             90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain (which does not necessarily equal net income as calculated in accordance with GAAP); plus

(ii) 90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less

(iii) Any excess non-cash income (as determined under the Code). Please refer to “Material U.S. Federal Income Tax Consequences.”

Although SpinCo currently expects that it will pay a regular cash dividend, the declaration and payment of any dividends in the future by SpinCo will be subject to the sole discretion of its board of trustees and will depend upon many factors. Please refer to “Dividend Policy.”

Who will be the distribution agent, transfer agent and registrar for the SpinCo common shares?

The distribution agent, transfer agent and registrar for the SpinCo common shares will be American Stock Transfer & Trust Company, LLC. For questions relating to the transfer or mechanics of the share distribution, you should contact:

American Stock Transfer & Trust Company, LLC, 6201 15th Avenue Brooklyn, NY 11219. www.amstock.com/shareholder/sh_general_info.asp

Where can I find more information about Vornado and SpinCo?	Before the distribution by each of Vornado and VRLP, if you have any questions, you should contact:

Vornado Realty Trust 210 Route 4 East Paramus, New Jersey 07652 Attention: Investor Relations (201) 587-1000 vno.com/investor-relations/stock-info

After the distribution by each of Vornado and VRLP, SpinCo shareholders who have any questions relating to SpinCo should contact SpinCo at:

SpinCo 888 Seventh Avenue New York, New York 10019 Attention: Investor Relations

The SpinCo investor website will be operational as of .

SUMMARY HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth the selected historical combined financial and other data of our business, which was carved-out from the financial information of Vornado, as described below. We were formed for the purpose of holding certain assets and assuming certain liabilities of Vornado. Prior to the effective date of the Form 10 registration statement, of which this information statement forms a part, and the completion of the distribution by each of Vornado and VRLP, we did not conduct any business and did not have any material assets or liabilities. The selected historical financial data set forth below as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013, 2012 and 2011 has been derived from our audited combined financial statements, which are included elsewhere in this information statement. The income statement data for each of the six months ended June 30, 2014 and 2013 and the balance sheet data as of June 30, 2014 have been derived from our unaudited interim combined financial statements included elsewhere in this information statement. Our unaudited interim combined financial statements as of June 30, 2014 and for the six months ended June 30, 2014 were prepared on the same basis as our audited combined financial statements as of December 31, 2013 and 2012 and for each of the years ended December 31, 2013, 2012 and 2011 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly our financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

The accompanying combined financial statements include the accounts of Vornado’s 80 strip center properties, four malls and a warehouse park, all of which are under common control of Vornado. The assets and liabilities in these combined financial statements have been carved-out of Vornado’s books and records at their historical carrying amounts. All significant intercompany transactions have been eliminated.

The historical financial results for the carved-out properties reflect charges for certain corporate costs which we believe are reasonable.  These charges were based on either actual costs incurred or a proportion of costs estimated to be applicable to SpinCo based on an analysis of key metrics including total revenues, real estate assets, leasable square feet and operating income.  Such costs do not necessarily reflect what the actual costs would have been if SpinCo were operating as a separate stand-alone public company.  These charges are discussed further in Note 4 – Related Party Transactions in our audited combined financial statements included elsewhere in this information statement.

The accompanying combined financial statements have been prepared on a carve-out basis in accordance with accounting principles generally accepted in the United States (“GAAP”). GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Subsequent to the transfer of properties to SpinCo and the distribution of SpinCo’s common shares to the holders of the common limited partnership units of VRLP, and the subsequent distribution by Vornado of the SpinCo common shares it receives from VRLP to Vornado’s common shareholders, SpinCo expects to operate in a manner intended to enable it to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders. Since Vornado operates as a REIT and distributes 100% of taxable income to its shareholders, no provision for Federal income taxes has been made in the accompanying combined financial statements.  Our two Puerto Rico malls are subject to income taxes which are based on estimated taxable income and which are included in income tax expense in the combined statements of income.  The carved-out properties are also subject to certain other taxes, including state and local taxes and franchise taxes which are included in general and administrative expenses in the combined statements of income.

Presentation of earnings per share information is not applicable in these carved-out combined financial statements, since these assets and liabilities are owned by Vornado.

SpinCo plans to aggregate all of its properties into one reportable segment because all of these properties have similar economic characteristics and SpinCo will provide similar products and services to similar types of retail tenants.

	(Unaudited) As of June 30,	(Audited) As of December 31,
	2014	2013	2012	2011
	(Amounts in thousands)

Balance Sheet Data:
Total assets	$1,755,296	$1,770,109	$1,878,227	$1,899,478
Real estate, at cost	1,991,374	1,984,172	2,045,258	2,028,940
Accumulated depreciation and amortization	444,693	421,756	436,137	391,547
Mortgages payable	1,185,296	1,200,762	1,251,234	1,275,441
Noncontrolling interest in consolidated subsidiary	330	319	298	285
Vornado equity	367,496	359,048	408,638	385,891

	(Unaudited) Six Months Ended June 30,			(Audited) Year Ended December 31,
	2014	2013		2013		2012		2011
	(Amounts in thousands)

Income Statement Data:
Total revenue	$161,503	$212,256	(1)	$366,816	(1)	$307,988		$303,051
Operating income	62,951	123,963	(1)	168,306	(1)(2)	125,800	(3)	144,425	(4)
Net income (loss) attributable to noncontrolling interest in consolidated subsidiary	11	10		21		13		(3)
Net income attributable to Vornado	36,386	95,871	(1)	112,504	(1)(2)	72,129	(3)	90,550	(4)

Cash Flow Statement Data:
Provided by operating activities	52,608	159,446	(5)	244,983	(5)	112,060		102,840
Used in investing activities	6,056	12,162		27,013		32,886		41,456
Used in financing activities	45,893	146,506		217,092		77,081		61,350

Other Financial Data:
NOI(6)	100,869	159,588	(1)	258,902	(1)	199,288		212,298	(4)
Comparable NOI(6)	100,869	99,489		198,803		193,371		187,835
FFO(7)	65,207	122,589	(1)	188,261	(1)	133,884		144,129	(4)
Comparable FFO(7)	65,207	62,490		128,162		125,195		119,666

(1)          Includes $59,599 of income pursuant to a settlement agreement with Stop & Shop.

(2)          Includes a real estate impairment loss of $19,000.

(3)          Includes a real estate impairment loss of $6,000.

(4)          Includes $19,463 for the reversal of an allowance for doubtful accounts as a result of the favorable outcome of Vornado’s litigation with Stop & Shop.

(5)          Includes $124,000 of cash received from Stop & Shop pursuant to the settlement agreement.

(6)          Net operating income (“NOI”) and comparable NOI do not represent income from operations as defined by GAAP. We use NOI and comparable NOI as supplemental measures of our operating performance.  For definitions of NOI and comparable NOI, as well as an important discussion of their uses and inherent limitations, please refer to “Net Operating Income” below.

(7)          Funds from operations (“FFO”) and comparable FFO do not represent cash flow from operations as defined by GAAP and may not be reflective of our operating performance due to changes in our capital structure in connection with the separation and distribution.  We use FFO and comparable FFO as supplemental measures of our operating performance.  For a definition of FFO and comparable FFO, as well as a discussion of their uses and inherent limitations, please refer to “Funds From Operations” below.

Net Operating Income

NOI and comparable NOI are supplemental non-GAAP measures that aid in the assessment of the unlevered performance of our properties and portfolio as it relates to the total return on assets.  The most directly comparable GAAP financial measure is operating income.  We calculate NOI by adjusting GAAP operating income to add back depreciation and amortization expense, general and administrative expenses, real estate impairment losses and non-cash ground rent expense, and deduct non-cash rental income resulting from the straight-lining of rents and amortization of acquired below market leases net of above market leases.  We believe NOI and Comparable NOI are meaningful non-GAAP financial measures because real estate acquisitions and dispositions are evaluated based on, among other considerations, property NOI applied to market capitalization rates.  We utilize these measures to make investment and capital allocation decisions and to compare the unlevered performance of our properties to our peers. NOI and comparable NOI should not be considered substitutes for operating income or net income and may not be comparable to similarly titled measures employed by others.

The following table reconciles operating income to NOI and comparable NOI for the six months ended June 30, 2014 and 2013 and for each of the last three years.

	(Unaudited) Six Months Ended June 30,		(Audited) Year Ended December 31,
	2014	2013	2013	2012	2011
	(Amounts in thousands)
Operating income	$62,951	$123,963	$168,306	$125,800	$144,425
Depreciation and amortization	27,390	25,402	54,043	52,960	50,981
General and administrative	14,120	14,087	26,448	27,955	28,351
Real estate impairment losses	--	--	19,000	6,000	–
Subtotal	104,461	163,452	267,797	212,715	223,757
Less: non-cash rental income	(4,658)	(5,221)	(11,408)	(15,873)	(14,431)
Add: non-cash ground rent expense	1,066	1,357	2,513	2,446	2,972
NOI	100,869	159,588	258,902	199,288	212,298
Non-comparable items:
Settlement income from Stop & Shop(1)	–	(59,599)	(59,599)	–	–
Income recognized pursuant to Stop & Shop Guarantee which was terminated upon settlement in February 2013(1)	–	(500)	(500)	(5,917)	(5,000)
Reversal of allowance for doubtful accounts in connection with the Stop & Shop settlement(1)	–	–	–	–	(19,463)
Subtotal adjustments	–	(60,099)	(60,099)	(5,917)	(24,463)
Comparable NOI	$100,869	$99,489	$198,803	$193,371	$187,835

(1)          See Note 11 – Stop & Shop Settlement, in the notes to the audited combined financial statements and Note 8 – Stop & Shop Settlement in the notes to the unaudited combined interim financial statements for further details.

.

Funds From Operations

We calculate FFO in accordance with the National Association of Real Estate Investment Trusts’ (“NAREIT”) definition.  NAREIT defines FFO as GAAP net income adjusted to exclude net gains from sales of depreciated real estate assets, real estate impairment losses, real property depreciation and amortization expense, extraordinary items and other specified non-cash items.  We believe FFO and comparable FFO are meaningful non-GAAP financial measures useful in comparing our levered operating performance both internally from period to period and among our peers because these non-GAAP measures exclude net gains on sales of depreciable real estate, real estate impairment losses, and real property depreciation and amortization expense which implicitly assumes that the value of real estate diminishes predictably over time rather than fluctuating based on market conditions.  FFO and comparable FFO do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements and should not be considered as an alternative to net income as a performance measure or cash flow as a liquidity measure.  FFO and comparable FFO may not be comparable to similarly titled measures employed by others.

The following table reconciles net income attributable to Vornado to FFO and comparable FFO for the six months ended June 30, 2014 and 2013 and for each of the last three years.

	(Unaudited) Six Months Ended June 30,		(Audited) Year Ended December 31,
	2014	2013	2013	2012	2011
	(Amounts in thousands)
Net income attributable to Vornado	$36,386	$95,871	$112,504	$72,129	$90,550
Depreciation and amortization of real property	28,821	26,718	56,757	55,755	53,579
Real estate impairment losses	–	–	19,000	6,000	–
FFO	65,207	122,589	188,261	133,884	144,129
Non-comparable items:
Settlement income from Stop & Shop(1)	–	(59,599)	(59,599)	–	–
Income recognized pursuant to Stop & Shop Guarantee which was terminated upon settlement in 2013(1)	–	(500)	(500)	(5,917)	(5,000)
Accelerated amortization of acquired below market lease intangible liabilities	–	–	–	(2,772)	–
Reversal of allowance for doubtful accounts in connection with the Stop & Shop settlement(1)	–	–	–	–	(19,463)
Subtotal adjustments	–	(60,099)	(60,099)	(8,689)	(24,463)
Comparable FFO	$65,207	$62,490	$128,162	$125,195	$119,666

(1)          See Note 11 – Stop & Shop Settlement, in the notes to the audited combined financial statements and Note 8 – Stop & Shop Settlement in the notes to the unaudited combined interim financial statements for further details.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating our company and our common shares. Any of the following risks could materially and adversely affect our business, results of operations and financial condition. These risks have been separated into three groups: Risks Related to Our Business and Operations and to Our Status as a REIT, Risks Related to the Separation, and Risks Related to Our Common Shares.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS AND TO OUR STATUS AS A REIT

Material factors that may adversely affect our business and operations are summarized below. The risks and uncertainties described herein may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. See “Forward-Looking Statements” contained herein.

Real Estate Investments’ Value and Income Fluctuate Due to Various Factors.

The value of real estate fluctuates depending on conditions in the general economy and the real estate business. These conditions may also adversely impact our revenues and cash flows.

The factors that affect the value of our real estate include, among other things:

•                  national, regional and local economic conditions;

•                  competition from other available space;

•                  local conditions such as an oversupply of space or a reduction in demand for real estate in the area;

•                  how well we manage our properties;

•                  changes in market rental rates;

•                  the timing and costs associated with property improvements and rentals;

•                  whether we are able to pass all or portions of any increases in operating costs through to tenants;

•                  changes in real estate taxes and other expenses;

•                  whether tenants and users such as customers and shoppers consider a property attractive;

•                  the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;

•                  availability of financing on acceptable terms or at all;

•                  inflation or deflation;

•                  fluctuations in interest rates;

•                  our ability to obtain adequate insurance;

•                  changes in zoning laws and taxation;

•                  government regulation;

•                  consequences of any armed conflict involving, or terrorist attack against, the United States or individual acts of violence in public spaces, including retail centers;

•                  potential liability under environmental or other laws or regulations;

•                  natural disasters;

•                  general competitive factors; and

•                  climate changes.

The rents we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of these factors. If our rental revenues and/or occupancy levels decline, we generally would expect to have less cash available to pay our indebtedness and for distribution to our shareholders. In addition, some of our major expenses, including mortgage payments, real estate taxes and maintenance costs generally do not decline when the related rents decline.

Capital markets and economic conditions can materially affect our liquidity, financial condition and results of operations, as well as the value of our debt and equity securities.

There are many factors that can affect the value of our equity securities and any debt securities we may issue in the future, including the state of the capital markets and economy. Demand for office and retail space may decline nationwide as it did in 2008 and 2009, due to the economic downturn, bankruptcies, downsizing, layoffs and cost cutting. Government action or inaction may adversely affect the state of the capital markets. The cost and availability of credit may be adversely affected by illiquid credit markets and wider credit spreads may adversely affect our liquidity and financial condition, including our results of operations, and the liquidity and financial condition of our tenants. Our inability or the inability of our tenants to timely refinance maturing liabilities and access the capital markets to meet liquidity needs may materially affect our financial condition and results of operations and the value of our equity securities and any debt securities we may issue in the future.

We are subject to risks that affect the general retail environment.

Our properties are in the retail shopping center real estate market. This means that we are subject to factors that affect the retail environment generally, including the level of consumer spending and consumer confidence, unemployment rates, the threat of terrorism and increasing competition from discount retailers, outlet malls, retail websites and catalog companies. These factors could adversely affect the financial condition of our retail tenants and the willingness of retailers to lease space in our shopping centers.

Real estate is a competitive business.

We compete with a large number of property owners and developers, some of which may be willing to accept lower returns on their investments than we are. Principal factors of competition include rents charged, attractiveness of location, the quality of the property and breadth and quality of services provided. Our success depends upon, among other factors, trends affecting national and local economies, the financial condition and operating results of current and prospective tenants and customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

We depend on leasing space to tenants on economically favorable terms and collecting rent from tenants who may not be able to pay.

Our financial results depend significantly on leasing space in our properties to tenants on economically favorable terms. In addition, because a majority of our income is derived from renting real property, our income, funds available to pay indebtedness and funds available for distribution to shareholders will decrease if certain of our tenants cannot pay their rent or if we are not able to maintain our occupancy levels on favorable terms. If a tenant does not pay its rent, we might not be able to enforce our rights as landlord without delays and might incur substantial legal and other costs. During periods of economic adversity, there may be an increase in the number of tenants that cannot pay their rent and an increase in vacancy rates.

Bankruptcy or insolvency of tenants may decrease our revenues, net income and available cash.

From time to time, some of our tenants have declared bankruptcy, and other tenants may declare bankruptcy or become insolvent in the future. In the case of our shopping centers, the bankruptcy or insolvency of a major tenant could cause us to have difficulty leasing the remainder of the affected property. Our leases generally do not contain restrictions designed to ensure the creditworthiness of our tenants. As a result, the bankruptcy or insolvency of a major tenant could result in a lower level of net income and funds available to pay our indebtedness or make distributions to shareholders.

We depend upon our anchor tenants to attract shoppers.

Our shopping centers are typically anchored by well-known department stores and other tenants who generate shopping traffic at the mall or shopping center. The value of our properties would be adversely affected if tenants or anchors failed to meet their contractual obligations, sought concessions in order to continue operations or ceased their operations, including as a result of bankruptcy. If the sales of stores operating in our properties were to decline significantly due to economic conditions, closing of anchors or for other reasons, tenants may be unable to pay their minimum rents or expense recovery charges. In the event of a default by a tenant or anchor, we may experience delays and costs in enforcing our rights as landlord.

We derive a significant portion of our revenues from four of our properties.

As of December 31, 2013, four of our properties in the aggregate generated in excess of 25% of our total gross annual base minimum rental revenues.  The occurrence of events that have a negative impact on one or more of these properties, such as an economic downturn in the surrounding area or a natural disaster that damages one or more of the properties, would have a much larger adverse effect on our revenues than a corresponding occurrence affecting a less significant property.  If the revenues generated by one or more of these properties were to decline substantially, our financial condition could be negatively impacted in a material fashion.

Anchor or major tenants influence the performance of certain of our properties, and decisions made by these tenants or adverse developments in the businesses of these tenants could have a negative impact on us.

Some of our properties, such as our Springfield, MA and Carlstadt, NJ properties, have anchor or major tenants that occupy all or a significant portion of a center’s total leasable area, pay all or a significant portion of a property’s total rent and, if not the sole tenant in a property, contribute to the success of other tenants by drawing customers to a property. If an anchor tenant closes, such closure could adversely affect the property even if the tenant continues to pay rent due to the loss of the anchor tenant’s drawing power.  Additionally, closure of an anchor tenant could result in lease terminations by, or reductions in rent from, other tenants if the other tenants’ leases have “co-tenancy” clauses that permit cancellation or rent reduction if an anchor tenant closes. Retailer consolidation, store rationalization, competition from internet sales and general economic conditions may decrease the number of tenants available to fill available anchor tenant spaces.  As a result, in the event one or more anchor tenants were to leave one or more of our centers, we cannot be sure that we would be able to quickly re-lease the vacant space on equivalent terms or at all. In addition, we may not be able to recover costs owed us by the closed tenant.  In certain cases, co-tenancy issues can arise solely from the loss of one or more non-anchor tenants and some anchor and non-anchor tenants may be able to terminate their leases if they do not achieve defined sales levels. Any of these developments could have a negative impact on our financial condition and results of operations.

We face risks associated with our tenants being designated “Prohibited Persons” by the Office of Foreign Assets Control.

Pursuant to Executive Order 13224 and other laws, the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) maintains a list of persons designated as terrorists or who are otherwise blocked or banned (“Prohibited Persons”) from conducting business or engaging in transactions in the United States. Our leases, loans and other agreements may require us to comply with OFAC requirements. If a tenant or other party with whom we conduct business is placed on the OFAC list we may be required to terminate the lease or other agreement. Any such termination could result in a loss of revenue or otherwise negatively affect our financial results and cash flows.

Our business and operations would suffer in the event of system failures.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for our internal information technology systems, our systems are vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may also incur additional costs to remedy damages caused by such disruptions.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. Our three primary risks that could directly result from the occurrence of a cyber incident include operational interruption, damage to our relationship with our tenants, and private data exposure. We have implemented processes, procedures and controls to help mitigate these risks, but these measures, as well as our increased awareness of a risk of a cyber incident, do not guarantee that our financial results will not be negatively impacted by such an incident.

We may incur significant costs to comply with environmental laws and environmental contamination may impair our ability to lease and/or sell real estate.

Our operations and properties are subject to various federal, state and local laws and regulations concerning the protection of the environment including air and water quality, hazardous or toxic substances and health and safety. Under some environmental laws, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property. The owner or operator may also be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by those parties because of the contamination. These laws often impose liability without regard to whether the owner or operator knew of the release of the substances or caused such release. The presence of contamination or the failure to remediate contamination may impair our ability to sell or lease real estate or to borrow using the real estate as collateral. Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damage, demolition, renovation or remodeling and also govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) are also regulated by federal and state laws. We are also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergic or other health effects and symptoms in susceptible individuals. We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or related claims arising out of environmental contamination or human exposure at or from our properties.

Most of our properties have been subjected to varying degrees of environmental assessment at various times. To date, these environmental assessments have not revealed any environmental condition material to our business. However, identification of new compliance concerns or undiscovered areas of contamination, changes in the extent or known scope of contamination, human exposure to contamination or changes in cleanup or compliance requirements could result in significant costs to us.

Some of our potential losses may not be covered by insurance.

Vornado maintains general liability insurance with limits of $300,000,000 per occurrence and all-risk property and rental value insurance coverage with limits of $2.0 billion per occurrence, with sub-limits for certain perils such as floods and earthquakes on each of Vornado’s properties.  Vornado also maintains coverage for terrorist acts with limits of $4.0 billion per occurrence and in the aggregate, and $2.0 billion per occurrence and in the aggregate for nuclear, biological, chemical and radiological (“NBCR”) terrorism events, as defined by the Terrorism Risk Insurance Program Reauthorization Act, which expires in December 2014.  Insurance premiums are charged directly to each of the retail properties.  SpinCo intends to obtain appropriate insurance coverage on its own and coverages may differ from those noted above.  Also, the resulting insurance premiums may differ materially from amounts included in the accompanying combined financial statements. SpinCo will be responsible for deductibles and losses in excess of insurance coverage, which could be material.

Regarding coverage for acts of terrorism, SpinCo will continue to monitor the state of the insurance market and the scope and costs of coverage, but cannot anticipate what coverage will be available on commercially reasonable terms in the future.

SpinCo’s mortgage loans are non-recourse and contain customary covenants requiring adequate insurance coverage.  Although we believe that we currently have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future.  If lenders insist on greater coverage than SpinCo is able to obtain, it could adversely affect the ability to finance or refinance the properties.

Compliance or failure to comply with the Americans with Disabilities Act or other safety regulations and requirements could result in substantial costs.

The Americans with Disabilities Act (“ADA”) generally requires that public buildings, including our properties, meet certain federal requirements related to access and use by disabled persons. Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants and/or legal fees to their counsel. If, under the ADA, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our financial condition and results of operations, as well as the amount of cash available for distribution to shareholders.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results of operations.

Our Investments Are Concentrated In The Northeast And Puerto Rico. Circumstances Affecting These Areas Generally Could Adversely Affect Our Business.

Our properties are generally located in the Northeast and in Puerto Rico and are affected by the economic cycles and risks inherent in these areas.

Real estate markets are subject to economic downturns and we cannot predict how economic conditions will impact this market in either the short- or long-term. Declines in the economy or declines in the real estate market in this area could hurt our financial performance and the value of our properties. In addition to the factors affecting the national economic condition generally, the factors affecting economic conditions in this area include:

•                  financial performance and productivity of the media, advertising, financial, technology, retail, insurance and real estate industries;

•                  unemployment levels;

•                  business layoffs or downsizing;

•                  industry slowdowns;

•                  relocations of businesses;

•                  changing demographics;

•                  increased telecommuting and use of alternative work places;

•                  infrastructure quality; and

•                  any oversupply of, or reduced demand for, real estate.

It is impossible for us to assess the future effects of trends in the economic and investment climates in the Northeast and Puerto Rico, and more generally of the United States, on the real estate market in these areas. Local, national or global economic downturns, would negatively affect our business and profitability.

Natural Disasters could have a concentrated impact on the area in which we operate and could adversely impact our results.

Our retail properties are generally located in the Northeast and in Puerto Rico and since they are concentrated along the Eastern Seaboard, natural disasters, including hurricanes, could have an impact. Potentially adverse consequences of “global warming” could similarly have an impact on our properties. As a result, we could become subject to significant losses and/or repair costs which may or may not be fully covered by insurance and to the risk of business interruption. The incurrence of these losses, costs or business interruptions may adversely affect our operating and financial results.

We May Acquire Or Sell Assets Or Develop Properties. Our Failure Or Inability To Consummate These Transactions Or Manage These Transactions Could Adversely Affect Our Operations And Financial Results.

We may acquire, develop or redevelop properties and these activities may create risks, including failing to complete such activities on time or within budget, competition for such activities that could increase our costs, being unable to lease newly acquired, developed or redeveloped properties at rents sufficient to cover our costs, difficulties in integrating acquisitions and weaker than expected performance.

We may acquire, develop or redevelop properties when we believe that an acquisition, development or redevelopment project is consistent with our business strategy. We may not, however, succeed in consummating desired acquisitions or in completing developments or redevelopments on time or within budget. In addition, we may face competition in pursuing acquisition, development or redevelopment opportunities that could increase our costs. When we do pursue a project or acquisition, we may not succeed in leasing newly developed, redeveloped or acquired properties at rents sufficient to cover costs of acquisition, development or redevelopment and operations. Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management’s attention. Acquisitions or developments in new markets or types of properties where we do not have the same level of market knowledge may result in weaker than anticipated performance. We may abandon acquisition, development or redevelopment opportunities that we have begun pursuing and consequently fail to recover expenses already incurred and have devoted management time to a matter not consummated.

It may be difficult to buy and sell real estate quickly, which may limit our flexibility.

Real estate investments are relatively difficult to buy and sell quickly. Consequently, we may have limited ability to vary our portfolio promptly in response to changes in economic or other conditions. Moreover, our ability to buy, sell, or finance real estate assets may be adversely affected during periods of uncertainty or unfavorable conditions in the credit markets as we, or potential buyers of our assets, may experience difficulty in obtaining financing.

Our Organizational And Financial Structure Gives Rise To Operational And Financial Risks.

Substantially all of our assets will be owned by subsidiaries. We depend on dividends and distributions from these subsidiaries. The creditors of these subsidiaries are entitled to amounts payable to them by the subsidiaries before the subsidiaries may pay any dividends or other distributions to us.

Substantially all of our properties and assets are held through wholly-owned subsidiaries. We depend on cash distributions from our subsidiaries for substantially all of our cash flow. The creditors of each of our subsidiaries are entitled to payment of that subsidiary’s obligations to them when due and payable before that subsidiary may make distributions or dividends to us. Thus, our ability to pay dividends, if any, to our security holders depends on our subsidiaries’ ability to first satisfy their obligations to their creditors and our ability to satisfy our obligations, if any, to our creditors.

In addition, our participation in any distribution of the assets of any of our subsidiaries upon the liquidation, reorganization or insolvency of the subsidiary, is only after the claims of the creditors, including trade creditors, and preferred security holders, if any, of the applicable direct or indirect subsidiaries are satisfied.

Our existing financing documents contain covenants and restrictions that may adversely affect our financial condition and our acquisition and development activities.

The mortgages on our properties contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. Our unsecured indebtedness and debt that we may obtain in the future may contain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including covenants that limit our ability to incur debt based upon the level of our ratio of total debt to total assets, our ratio of secured debt to total assets, our ratio of earnings before interest, tax, depreciation and amortization (EBITDA) to interest expense, and fixed charges, and that require us to maintain a certain level of unencumbered assets to unsecured debt. Our ability to borrow is subject to compliance with these and other covenants. In addition, failure to comply with our covenants could cause a default under the applicable debt instrument, and we may then be required to repay such debt with capital from other sources or give possession of a secured property to the lender. Under those circumstances, other sources of capital may not be available to us, or may be available only on unattractive terms.

We have outstanding debt, and the amount of debt and its cost may increase and refinancing may not be available on acceptable terms.

As of December 31, 2013, total combined debt outstanding was $1.2 billion. For the year ended December 31, 2013, our scheduled cash payments for principal and interest were $69.4 million. As of June 30, 2014, the portfolio had approximately $1.185 billion of total combined debt outstanding plus $84.1 million of indebtedness representing our pro rata (50%) share of indebtedness of a joint venture.  We may incur additional debt in the future which may increase the risk of default which could adversely affect our financial condition and results of operations. In addition, in a rising interest rate environment, the cost of refinancing our existing debt and any new debt or market rate security or instrument may increase. Continued uncertainty in the equity and credit markets may negatively impact our ability to obtain financing on reasonable terms or at all, which may negatively affect our ability to refinance our debt.

We may not be able to obtain capital to make investments.

We depend primarily on external financing to fund the growth of our business. This is because one of the requirements of the Code for a REIT is that it distributes at least 90% of its taxable income, excluding net capital gains, to its shareholders. There is a separate requirement to distribute net capital gains or pay a corporate level tax in lieu thereof. Our access to debt or equity financing depends on the willingness of third parties to lend or make equity investments and on conditions in the capital markets generally. Although we believe that we will be able to finance any investments we may wish to make in the foreseeable future, there can be no assurance that new financing will be available or available on acceptable terms.  For information about our available sources of funds, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and the notes to the consolidated financial statements in this information statement.

SpinCo may fail to qualify or remain qualified as a REIT and may be required to pay income taxes at corporate rates.

Although we believe that we will remain organized and will continue to operate so as to qualify as a REIT for federal income tax purposes, we may fail to remain so qualified. Qualifications are governed by highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations and depend on various facts and circumstances that are not entirely within our control.  In addition, legislation, new regulations, administrative interpretations or court decisions may significantly change the relevant tax laws and/or the federal income tax consequences of qualifying as a REIT.  If, with respect to any taxable year, we fail to maintain our qualification as a REIT and do not qualify under statutory relief provisions, we could not deduct distributions to shareholders in computing our taxable income and would have to pay federal income tax on our taxable income at regular corporate rates. The federal income tax payable would include any applicable alternative minimum tax. If we had to pay federal income tax, the amount of money available to distribute to shareholders and pay our indebtedness would be reduced for the year or years involved, and we would no longer be required to make distributions to shareholders.  In addition, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost, unless we were entitled to relief under the relevant statutory provisions.

REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

In order for us to qualify to be taxed as a REIT, and assuming that certain other requirements are also satisfied, we generally must distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, to our shareholders each year, so that U.S. federal corporate income tax does not apply to earnings that we distribute. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT, but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute 100% of our REIT taxable income to our shareholders out of assets legally available therefor.

From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves, or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices, distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, or make taxable distributions of our shares or debt securities to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Further, amounts distributed will not be available to fund investment activities. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our shares. Any restrictions on our ability to incur additional indebtedness or make certain distributions could preclude us from meeting the 90% distribution requirement. Decreases in funds from operations due to unfinanced expenditures for acquisitions of properties or increases in the number of shares outstanding without commensurate increases in funds from operations each would adversely affect our ability to maintain distributions to our shareholders. Consequently, there can be no assurance that we will be able to make distributions at the anticipated distribution rate or any other rate. Please refer to “Dividend Policy.”

If certain portions of a recently released discussion draft of tax reform legislation were introduced as legislation and enacted in their current form, the separation and distribution of SpinCo could be treated as a taxable transaction to Vornado and its shareholders.

On February 26, 2014, House Ways and Means Committee Chairman Dave Camp (R-MI) released a discussion draft of tax reform legislation (the “Discussion Draft”). Among the proposals in the Discussion Draft is a provision that would prohibit REITs from conducting tax-free spin-offs under Section 355 of the Code. The Discussion Draft provides that this prohibition would be effective for distributions made on or after February 26, 2014. However, under a transition rule, the prohibition will not apply to REITs that make distributions pursuant to an agreement that was binding on February 26, 2014 and at all times thereafter. It is unclear whether the Discussion Draft will be introduced as legislation or enacted and, if so and in either case, in what form. On April 11, 2014 Vornado publicly announced its plan to spin off its strip centers and malls in a tax-free transaction. Vornado and SpinCo had not yet entered into binding agreements as of February 26, 2014. If the Discussion Draft were to be introduced as legislation and enacted into law in its present form and it was later determined by the IRS or the courts that the law would have retroactive effect to the date it was first proposed for discussion, the distribution and separation of SpinCo from Vornado would be treated as a taxable transaction to Vornado and its shareholders.

RISKS RELATED TO THE SEPARATION

We have no history operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about us in this information statement refers to our business as operated by and integrated with Vornado. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Vornado. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future. Factors which could cause our results to differ from those reflected in such historical and pro forma financial information and which may adversely impact our ability to receive similar results in the future may include, but are not limited to, the following:

•                  Prior to the separation, our business has been operated by Vornado as part of its broader corporate organization, rather than as an independent company. Vornado performed various corporate functions for us, such as accounting, information technology and finance. Following the separation, Vornado will provide some of these functions to us, as described in “Certain Relationships and Related Person Transactions.” Our historical and pro forma financial results reflect allocations of corporate expenses from Vornado for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate, publicly traded company. We will need to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure and personnel to which we will no longer have access after our separation from Vornado. Developing our ability to operate without access to Vornado’s current operational and administrative infrastructure will be costly and may prove difficult. We may not be able to operate our business efficiently or at comparable costs, and our profitability may decline;

•                  Currently, our business is integrated with the other businesses of Vornado, and we are able to use Vornado’s size and purchasing power in procuring various goods and services and shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. For example, we have historically been able to take advantage of Vornado’s purchasing power in technology and services, including information technology, marketing, insurance, treasury services, property support and the procurement of goods. Although we will enter into certain transition and other separation-related agreements with Vornado, these arrangements may not fully capture the benefits we have enjoyed as a result of being integrated with Vornado and may result in us paying higher charges than in the past for these services. In addition, services provided to us under the Transition Services Agreement will generally only be provided for approximately 24 months, and this may not be sufficient to meet our needs. As a separate, independent company, we may be unable to obtain goods and services at the prices and terms obtained prior to the separation, which could decrease our overall profitability. As a separate, independent company, we may also not be as successful in negotiating favorable tax treatments and credits with governmental entities. Likewise, it may be more difficult for us to attract and retain desired tenants. This could have an adverse effect on our business, results of operations and financial condition following the completion of the separation;

•                  Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions, research and development, and capital expenditures, have historically been satisfied as part of the corporation-wide cash management policies of Vornado. Following the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may not be on terms as favorable to those obtained by Vornado, and the cost of capital for our business may be higher than Vornado’s cost of capital prior to the separation;

•                  As a public company, we will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare our financial statements according to the rules and regulations required by the SEC. Complying with these requirements could result in significant costs to us and require us to divert substantial resources, including management time, from other activities.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as an independent company. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of our business, please refer to “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

We are dependent on Vornado to provide services to us pursuant to the Transition Services Agreement, and it may be difficult to replace the services provided under such agreement.

Historically, we have relied on the financial, administrative and other support functions of Vornado to operate our business and we will continue to rely on Vornado for these and other vital services on a transitional basis pursuant to the Transition Services Agreement that we expect to enter into with Vornado. See “Certain Relationships and Related Person Transactions — Transition Services Agreement.”  In addition, it may be difficult for us to replace the services provided by Vornado under the Transition Services Agreement, and the terms of any agreements to replace such services may be less favorable to us.  Any failure by Vornado in the performance of such services, or any failure on our part to successfully transition these services away from Vornado by the expiration of the Transition Services Agreement, could materially harm our business and financial performance.

If the distribution by each of Vornado and VRLP, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Vornado and Vornado shareholders could be subject to significant tax liabilities and SpinCo will indemnify Vornado for certain material tax obligations that could arise as addressed in the Tax Matters Agreement.

Vornado has received a private letter ruling from the IRS to the effect that the distribution of SpinCo common shares by each of Vornado and VRLP, together with certain related transactions, will, with respect to SpinCo, VRLP, Vornado and the shareholders of Vornado, qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 351 and 355 of the Code.  It is a condition to the completion of the separation that Vornado obtain an opinion of Roberts & Holland LLP, special tax counsel to Vornado, satisfactory to the Vornado board of trustees, to the effect that the distribution of SpinCo common shares by each of Vornado and VRLP, together with certain related transactions, will, with respect to SpinCo, VRLP, Vornado and the shareholders of Vornado, qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 351, 355, and 731 of the Code, including with respect to certain matters relating to these transactions that are not covered by the private letter ruling from the IRS. The private letter ruling is, and the opinion of Roberts & Holland LLP will be, based on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of Vornado and SpinCo (including those relating to the past and future conduct of Vornado and SpinCo). If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if Vornado or SpinCo breach any of their respective covenants in the separation documents, the private letter ruling from the IRS and the opinion of Roberts & Holland LLP may be invalid and the conclusions reached therein could be jeopardized. In such case, the IRS could assert that the distribution of SpinCo common shares by each of Vornado and VRLP, together with certain related transactions, should be treated as a taxable transaction. The opinion of Roberts & Holland LLP will not be binding on the IRS or the courts.

If the distribution, together with certain related transactions, failed to qualify for tax-free treatment, in general, Vornado would recognize taxable gain as if it had sold the SpinCo common shares in a taxable sale for its fair market value and Vornado shareholders who receive SpinCo common shares in the distribution could be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. For more information, please refer to “The Separation — Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders of Vornado Common Shares.”

Under the Tax Matters Agreement that SpinCo will enter into with Vornado, SpinCo may be required to indemnify Vornado against any additional taxes resulting from (i) an acquisition of all or a portion of the equity securities or assets of SpinCo, whether by merger or otherwise, (ii) other actions or failures to act by SpinCo, or (iii) any of SpinCo’s representations or undertakings being incorrect or violated. For a more detailed discussion, please refer to “Certain Relationships and Related Person Transactions — Tax Matters Agreement.”

We may not be able to engage in desirable strategic or capital-raising transactions following the separation. In addition, if we were able to engage in such transactions, we could be liable for adverse tax consequences resulting therefrom.

To preserve the tax-free treatment of the separation, for the two-year period following the separation, SpinCo will be prohibited, except in specific circumstances, from: (i) entering into any transaction pursuant to which all or a portion of SpinCo’s shares would be acquired, whether by merger or otherwise, (ii) issuing equity securities beyond certain thresholds and except in certain circumscribed manners, (iii) repurchasing SpinCo common shares, (iv) ceasing to actively conduct certain of its businesses, or (v) taking or failing to take any other action that prevents the distribution and certain related transactions from being tax-free.

These restrictions may limit SpinCo’s ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of SpinCo’s business. For more information, please refer to “The Separation — Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders of Vornado Common Shares” and “Certain Relationships and Related Person Transactions — Tax Matters Agreement.”

Potential indemnification liabilities to Vornado pursuant to the Separation Agreement could materially adversely affect our operations.

The Separation Agreement with Vornado provides for, among other things, the principal corporate transactions required to effect the separation, certain conditions to the separation and distribution and provisions governing our relationship with Vornado with respect to and following the separation and distribution. Among other things, the Separation Agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the separation and distribution, as well as those obligations of Vornado that we will assume pursuant to the Separation Agreement. If we are required to indemnify Vornado under the circumstances set forth in this agreement, we may be subject to substantial liabilities. For a description of this agreement, please refer to “Certain Relationships and Related Person Transactions — The Separation Agreement.”

Vornado may not be able to transfer its interests in certain properties that are subject to certain debt arrangements, are partially owned through a joint venture or similar structure, or are leased to or from a third party due to the need to obtain the consent of third parties.

Certain covenants and other restrictions contained in agreements governing indebtedness secured by certain of our properties and the co-owned or leased nature of some of our properties may require Vornado to obtain lender, co-venturer, or landlord or tenant consent in order to transfer such properties to us prior to completion of the separation. There is no assurance that Vornado will be able to obtain these consents on terms that it determines to be reasonable, or at all. Failure to obtain these consents could require Vornado to retain such properties, which could have a material adverse effect on our business, results of operations and financial condition.

After the separation, certain of our trustees and executive officers may have actual or potential conflicts of interest because of their previous or continuing equity interest in, or positions at, Vornado.

We expect that some of our trustees and executive officers will be persons who are or have been employees of Vornado. Because of their current or former positions with Vornado, certain of our expected trustees and executive officers may own Vornado common shares or other equity awards. Following the separation, even though our board of trustees will consist of a majority of trustees who are independent, we expect that some of our executive officers and some of our trustees will continue to have a financial interest in Vornado common shares. In addition, one of our trustees will continue serving on the board of trustees of Vornado. Continued ownership of Vornado common shares, or service as a trustee at both companies, could create, or appear to create, potential conflicts of interest.

Vornado will not be required to present investments to us that satisfy our investment guidelines before pursuing such opportunities on Vornado’s behalf.

Our agreements with Vornado will not require Vornado to present to us investment opportunities that satisfy our investment guidelines before Vornado pursues such opportunities. While Vornado does not intend to continue to operate within the strip shopping center and mall sector after the separation, should it choose to do so Vornado will be free to direct investment opportunities away from SpinCo, and we may be unable to compete with Vornado in pursuing such opportunities.

We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed due to a variety of circumstances, not all of which may be under our control. The separation is expected to provide the following benefits, among others: (i) a distinct investment identity allowing investors to evaluate our merits, performance and future prospects as an independent company; (ii) more efficient allocation of capital for both Vornado and for us; and (iii) direct access by us to the capital markets.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Vornado; (iii) following the separation, our business will be less diversified than Vornado’s business prior to the separation; and (iv) the other actions required to separate our business from that of Vornado could disrupt our operations. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, our business, financial conditions and results of operations could be materially adversely affected.

Our agreements with Vornado in connection with the separation and distribution involve potential conflicts of interest, and may not reflect terms that would have resulted from negotiations between unaffiliated third parties.

Because the separation and distribution involves the division of certain of Vornado’s existing businesses into two independent companies, we expect to enter into certain agreements with Vornado to provide a framework for our relationship with Vornado following the separation and distribution, including the Separation Agreement, a Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement. The terms of these agreements between Vornado and us will be determined while we are still an indirect wholly-owned subsidiary of Vornado and will be determined by persons who are at the time employees, officers or trustees of Vornado or its subsidiaries and, accordingly, have a conflict of interest. For example, during the period in which the terms of those agreements will be prepared, we will not have a board of trustees that will be independent of Vornado. As a result, the terms of those agreements are not the result of arm’s-length negotiations between unaffiliated third parties. However, payments made in connection with such agreements will be on terms intended to reflect terms arrived at by parties negotiating at arm’s-length. Arm’s-length negotiations between Vornado and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See “Certain Relationships and Related Person Transactions.”

No vote of Vornado shareholders is required in connection with the separation and distribution.

No vote of Vornado shareholders is required in connection with the separation and distribution. Accordingly, if this transaction occurs and you do not want to receive our common shares in the distribution, your only recourse will be to divest yourself of your Vornado common shares prior to the record date for the distribution.

Vornado’s board of trustees has reserved the right, in its sole discretion, to amend, modify or abandon the separation and distribution and the related transactions at any time prior to the distribution date. In addition, the separation and distribution and related transactions are subject to the satisfaction or waiver by Vornado’s board of trustees in its sole discretion of a number of conditions. We cannot assure you that any or all of these conditions will be met.

The Vornado board of trustees has reserved the right, in its sole discretion, to amend, modify or abandon the separation and distribution and the related transactions at any time prior to the distribution date. This means that Vornado may cancel or delay the planned separation and distribution of our common shares if at any time the board of trustees of Vornado determines that it is not in the best interests of Vornado. If Vornado’s board of trustees makes a decision to cancel the separation, shareholders of Vornado will not receive any distribution of our common shares and Vornado will be under no obligation whatsoever to its shareholders to distribute such common shares. In addition, the separation and distribution and related transactions are subject to the satisfaction or waiver by Vornado’s board of trustees in its sole discretion of a number of conditions. We cannot assure you that any or all of these conditions will be met.

In connection with our separation from Vornado, Vornado will indemnify us for certain pre-distribution liabilities and liabilities related to Vornado assets. However, there can be no assurance that these indemnities will be sufficient to protect us against the full amount of such liabilities, or that Vornado’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the Separation Agreement, Vornado will agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Vornado agrees to retain, and there can be no assurance that Vornado will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Vornado any amounts for which we are held liable, such indemnification may be insufficient to fully offset the financial impact of such liabilities and/or we may be temporarily required to bear these losses while seeking recovery from Vornado.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and share price.

As a public company, we will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare our financial statements according to the rules and regulations required by the SEC. In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing.

In addition, the Sarbanes-Oxley Act requires that we, among other things, establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause our company to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in our company and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm report a material weakness in our internal control over financial reporting. This could materially adversely affect our company by, for example, leading to a decline in our share price and impairing our ability to raise additional capital.

Substantial sales of our common shares may occur in connection with the distribution, which could cause our share price to decline.

The shares that Vornado intends to distribute to its shareholders generally may be sold immediately in the public market. Upon completion of the distribution, we expect that we will have an aggregate of approximately                    common shares issued and outstanding, based on the number of outstanding Vornado common shares and common limited partnership units of VRLP as of the record date. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

Although we have no actual knowledge of any plan or intention on the part of any 5% or greater shareholder to sell our common shares following the distribution, it is possible that some Vornado shareholders, including possibly some of our large shareholders, will sell our common shares that they receive in the distribution. For example, Vornado shareholders may sell our common shares because our business profile or market capitalization as an independent company does not fit their investment objectives or because our common shares are not included in certain indices after the distribution. A portion of Vornado’s shares is held by index funds tied to the Standard & Poor’s 500 Index or other indices, and if we are not included in these indices at the time of the distribution, these index funds may be required to sell our common shares. The sales of significant amounts of our common shares, or the perception in the market that this will occur, may result in the lowering of the market price of our common shares.

RISKS RELATED TO OUR COMMON SHARES

No market currently exists for the SpinCo common shares and we cannot be certain that an active trading market for our common shares will develop or be sustained after the separation. Following the separation, our share price may fluctuate significantly.

A public market for our common shares does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of our common shares will begin on a “when-issued” basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common shares after the separation. Nor can we predict the prices at which our common shares may trade after the separation. Similarly, we cannot predict the effect of the separation on the trading prices of our common shares or whether the combined market value of our common shares and Vornado’s common shares will be less than, equal to, or greater than the market value of Vornado’s common shares prior to the separation. The market price of our common shares may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•                  our financial condition and performance;

•                  the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;

•                  actual or anticipated quarterly fluctuations in our operating results and financial condition;

•                  our dividend policy;

•                  the reputation of REITs and real estate investments generally and the attractiveness of REIT equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;

•                  uncertainty and volatility in the equity and credit markets;

•                  fluctuations in interest rates;

•                  changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;

•                  failure to meet analysts’ revenue or earnings estimates;

•                  speculation in the press or investment community;

•                  strategic actions by us or our competitors, such as acquisitions or restructurings;

•                  the extent of institutional investor interest in us;

•                  the extent of short-selling of our common shares and the shares of our competitors;

•                  fluctuations in the stock price and operating results of our competitors;

•                  general financial and economic market conditions and, in particular, developments related to market conditions for REITs and other real estate related companies;

•                  domestic and international economic factors unrelated to our performance; and

•                  all other risk factors addressed elsewhere in this information statement.

In addition, when the market price of a company’s common shares drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

We cannot guarantee the timing, amount, or payment of dividends on our common shares.

Although we expect to pay regular cash dividends following the separation, the timing, declaration, amount and payment of future dividends to shareholders will fall within the discretion of our board of trustees. Our board of trustees’ decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, limitations under our financing arrangements, industry practice, legal requirements, regulatory constraints, and other factors that it deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and access capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividend if we commence paying dividends. For more information, please refer to “Dividend Policy.”

Your percentage of ownership in our company may be diluted in the future.

In the future, your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise.  We also anticipate granting compensatory equity awards to our trustees, officers, employees, advisors and consultants who will provide services to us after the distribution. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common shares.

In addition, our declaration of trust will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designation, voting powers, preferences, rights and other terms, including preferences over our common shares respecting dividends and distributions, as our board of trustees generally may determine. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of our common shares. For example, we could grant the holders of preferred shares the right to elect some number of our trustees in all events or on the occurrence of specified events, or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred shares could affect the residual value of the common shares. Please refer to “Description of SpinCo’s Shares of Beneficial Interest.”

OUR DECLARATION OF TRUST AND APPLICABLE LAW MAY HINDER ANY ATTEMPT TO ACQUIRE US.

Our declaration of trust sets limits on the ownership of our shares.

Generally, for SpinCo to maintain its qualification as a REIT under the Code, not more than 50% in value of the outstanding shares of beneficial interest of SpinCo may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of SpinCo’s taxable year. The Code defines “individuals” for purposes of the requirement described in the preceding sentence to include some types of entities. Under SpinCo’s declaration of trust, no person may own more than 9.8% of the outstanding common shares, or 9.8% of the outstanding preferred shares of any class or series, with some exceptions for persons approved by SpinCo’s board of trustees. These restrictions on transferability and ownership may delay, deter or prevent a change in control of SpinCo or other transaction that might involve a premium price or otherwise be in the best interest of the shareholders.

Maryland law contains provisions that may reduce the likelihood of certain takeover transactions.

Maryland imposes conditions and restrictions on certain “business combinations” (including, among other transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland real estate investment trust and certain persons who beneficially own at least 10% of the trust’s shares (an “interested shareholder”). Unless approved in advance by the board of trustees of the trust, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the board of trustees of the trust, and (b) approved by the affirmative vote of at least (i) 80% of the corporation’s outstanding shares entitled to vote and (ii) two-thirds of the corporation’s outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation’s common shareholders receive a “fair price” (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares.

In approving a transaction, the board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. The business combination provisions of Maryland law may have the effect of delaying, deferring or preventing a change in control of SpinCo or other transaction that might involve a premium price or otherwise be in the best interest of our shareholders. The business combination statute may discourage others from trying to acquire control of SpinCo and increase the difficulty of consummating any offer.

Until the 2017 annual meeting of shareholders, SpinCo will have a classified board of trustees and that may reduce the likelihood of certain takeover transactions.

SpinCo’s board of trustees is currently divided into three classes of trustees. The initial terms of the first, second and third classes will expire at the first, second and third annual meetings of shareholders, respectively, held following the separation.  Initially, shareholders will elect only one class of trustees each year. Shareholders will elect successors to trustees of the first class for a two-year term and successors to trustees of the second class for a one-year term, in each case upon the expiration of the terms of the initial trustees of each class.  Commencing with the 2017 annual meeting of shareholders, each trustee shall be elected annually for a term of one year and shall hold office until the next succeeding annual meeting and until a successor is duly elected and qualifies. There is no cumulative voting in the election of trustees.  Until the 2017 annual meeting of the shareholders following the separation, SpinCo’s board will be classified, which may reduce the possibility of a tender offer or an attempt to change control of SpinCo, even though a tender offer or change in control might be in the best interest of SpinCo’s shareholders.

We may issue additional shares in a manner that could adversely affect the likelihood of certain takeover transactions.

SpinCo’s declaration of trust and bylaws authorize the board of trustees, without shareholder approval, to:

•                  cause SpinCo to issue additional authorized but unissued common or preferred shares;

•                  classify or reclassify, in one or more classes or series, any unissued common or preferred shares;

•                  set the preferences, rights and other terms of any classified or reclassified shares that SpinCo issues; and

•                  amend SpinCo’s Declaration of Trust to increase the number of shares of beneficial interest that SpinCo may issue.

The board of trustees could establish a class or series of common or preferred shares whose terms could delay, deter or prevent a change in control of SpinCo or other transaction that might involve a premium price or otherwise be in the best interest of SpinCo’s shareholders, although the board of trustees does not now intend to establish a class or series of common or preferred shares of this kind. SpinCo’s declaration of trust and bylaws contain other provisions that may delay, deter or prevent a change in control of SpinCo or other transaction that might involve a premium price or otherwise be in the best interest of our shareholders.

We may change our policies without obtaining the approval of our shareholders.

Our operating and financial policies, including our policies with respect to acquisitions of real estate or other companies, growth, operations, indebtedness, capitalization and dividends, are exclusively determined by our board of trustees. Accordingly, our shareholders do not control these policies.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future performance. They represent our intentions, plans, expectations and beliefs and are subject to numerous assumptions, risks and uncertainties. Our future results, financial condition and business may differ materially from those expressed in these forward-looking statements. You can find many of these statements by looking for words such as “approximates,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “would,” “may” or other similar expressions in this information statement. In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “The Separation” contains forward-looking statements. Many of the factors that will determine the outcome of these and our other forward-looking statements are beyond our ability to control or predict. For a discussion of factors that could materially affect the outcome of our forward-looking statements, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in this information statement.

You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this information statement or the date of any document incorporated by reference. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances occurring after the date of this information statement.

DIVIDEND POLICY

We are a newly formed company that has not commenced operations, and as a result, we have not paid any distributions as of the date of this information statement. We expect to distribute 100% of our REIT taxable income to our shareholders out of assets legally available therefor.

To qualify as a REIT, we must distribute to our shareholders an amount at least equal to:

(i)            90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain (which does not necessarily equal net income as calculated in accordance with GAAP); plus

(ii)           90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less

(iii)        Any excess non-cash income (as determined under the Code). Please refer to “Material U.S. Federal Income Tax Consequences.”

We cannot assure you that our distribution policy will remain the same in the future, or that any estimated distributions will be made or sustained. Distributions made by us will be authorized by our board of trustees, in its sole discretion, and declared by us out of legally available funds, and will be dependent upon a number of factors, including restrictions under applicable law, actual and projected financial condition, liquidity, funds from operations and results of operations, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, the annual REIT distribution requirements and such other factors as our board of trustees deems relevant. For more information regarding risk factors that could materially and adversely affect our ability to make distributions, please refer to “Risk Factors.”

Our distributions may be funded from a variety of sources. In particular, we expect that initially our distributions may exceed our net income under GAAP because of non-cash expenses, principally depreciation and amortization expense, included in net income. To the extent that our cash available for distribution is less than 100% of our taxable income, we may consider various means to cover any such shortfall, including borrowing, selling certain of our assets or using a portion of the net proceeds we receive from future offerings of equity, equity-related or debt securities or declaring taxable share dividends. In addition, our declaration of trust allows us to issue shares of preferred equity that could have a preference on distributions, and if we do, the distribution preference on the preferred equity could limit our ability to make distributions to the holders of our common shares.

For a discussion of the tax treatment of distributions to holders of our common shares, please refer to “Material U.S. Federal Income Tax Consequences.”

CAPITALIZATION

The following table sets forth SpinCo’s capitalization as of June 30, 2014 on an unaudited historical basis and on a pro forma basis to give effect to the pro forma adjustments included in SpinCo’s unaudited pro forma financial information. The information below is not necessarily indicative of what SpinCo’s capitalization would have been had the separation, distribution by each of Vornado and VRLP and related transactions been completed as of June 30, 2014. In addition, it is not indicative of SpinCo’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and SpinCo’s audited combined financial statements and notes and unaudited combined interim financial statements and notes included elsewhere in this information statement.

	As of June 30, 2014
(in thousands)	Actual	Pro Forma Adjustments	Pro Forma
Cash and cash equivalents	$5,882	$	$
Mortgages	$1,185,296	$	$
Total debt	1,185,296
Vornado equity	367,496
Noncontrolling interest in consolidated subsidiary	330
Total Capitalization	$1,553,122	$	$

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth the selected historical combined financial and other data of our business, which was carved-out from the financial information of Vornado, as described below. We were formed for the purpose of holding certain assets and assuming certain liabilities of Vornado. Prior to the effective date of the Form 10 registration statement, of which this information statement forms a part, and the completion of the distribution of our common shares by each of Vornado and VRLP, we did not conduct any business and did not have any material assets or liabilities. The selected historical financial data set forth below as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 has been derived from our audited combined financial statements, which are included elsewhere in this information statement. The selected historical combined financial data as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009 has been derived from our unaudited combined financial statements, which are not included in this information statement. The income statement data for each of the six months ended June 30, 2014 and 2013 and the balance sheet data as of June 30, 2014 have been derived from our unaudited interim combined financial statements included elsewhere in this information statement. Our unaudited interim combined financial statements as of June 30, 2014 and for the six months ended June 30, 2014 were prepared on the same basis as our audited combined financial statements as of December 31, 2013 and 2012 and for each of the years ended December 31, 2013, 2012 and 2011 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly our financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

The historical results set forth below do not indicate results expected for any future periods. The selected financial data set forth below are qualified in their entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes thereto included elsewhere in this information statement.

The following tables set forth selected financial and operating data.  This data may not be comparable to, or indicative of, future operating results.

	(Unaudited) As of June 30,	(Audited) As of December 31,
	2014	2013	2012	2011	2010	2009
	(Amounts in thousands)
Balance Sheet Data:
Total assets	$1,755,296	$1,770,109	$1,878,227	$1,899,478	$1,880,496	$1,869,623
Real estate, at cost	1,991,374	1,984,172	2,045,258	2,028,940	1,993,247	1,964,663
Accumulated depreciation and amortization	444,693	421,756	436,137	391,547	346,926	305,706
Mortgages payable	1,185,296	1,200,762	1,251,234	1,275,441	1,235,332	600,355
Noncontrolling interest in consolidated subsidiary	330	319	298	285	288	292
Vornado equity	367,496	359,048	408,638	385,891	392,108	1,020,114

	(Unaudited) Six Months Ended June 30,			(Audited) Year Ended December 31,
	2014	2013		2013		2012		2011		2010	2009
	(Amounts in thousands)

Income Statement Data:
Total revenue	$161,503	$212,256	(1)	$366,816	(1)	$307,988		$303,051		$301,154	$282,302
Operating income	62,951	123,963	(1)	168,306	(1)(2)	125,800	(3)	144,425	(4)	121,955	117,438
Net income (loss) attributable to noncontrolling interests	11	10		21		13		(3)		(4)	(1)
Net income attributable to Vornado	36,386	95,871	(1)	112,504	(1)(2)	72,129	(3)	90,550	(4)	86,334	62,277

Cash Flow Statement Data:
Provided by operating activities	52,608	159,446	(5)	244,983	(5)	112,060		102,840		132,913	86,803
Used in investing activities	6,056	12,162		27,013		32,886		41,456		39,089	110,282
Used in (provided by) financing activities	45,893	146,506		217,092		77,081		61,350		93,131	(24,091)

(1)          Includes $59,599 of income pursuant to a settlement agreement with Stop & Shop.

(2)          Includes a real estate impairment loss of $19,000.

(3)          Includes a real estate impairment loss of $6,000.

(4)          Includes $19,463 for the reversal of an allowance for doubtful accounts as a result of the favorable outcome of Vornado’s litigation with Stop & Shop.

(5)          Includes $124,000 of cash received from Stop & Shop pursuant to the settlement agreement.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements have been prepared by adjusting the historical combined financial statements to reflect the separation of SpinCo from Vornado as described elsewhere in this information statement.  The unaudited pro forma combined balance sheet gives effect to the transaction as if it had occurred on June 30, 2014.  The unaudited pro forma combined statements of income give effect to the transaction as if it had occurred on January 1, 2013.  All significant pro forma adjustments and underlying assumptions are described in the notes to the unaudited pro forma combined financial statements.

The unaudited pro forma adjustments include the following:

•                  The contribution from Vornado to SpinCo of the assets and liabilities that comprise SpinCo’s business;

•                  The issuance of approximately                   million of our common shares on the distribution date based upon the number of Vornado common shares and VRLP common limited partnership units outstanding on                   , 2014 and a distribution ratio of one SpinCo common share for every two Vornado common shares in the distribution by Vornado and one SpinCo common share for every two common limited partnership units of VRLP in the distribution by VRLP;

•                  The anticipated post-separation capital structure which includes $                  of working capital from Vornado;

•                  The effect of a Transition Services Agreement between SpinCo and Vornado; and

•                  The leasing of office space from Vornado.

The unaudited pro forma combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or financial results that would have actually been reported had the transaction occurred on January 1, 2013 or June 30, 2014, as applicable, nor is it indicative of our future financial position or financial results.

Our combined financial statements were carved-out from the financial information of Vornado. Our historical financial results reflect charges for certain corporate expenses which include, but are not limited to, costs related to human resources, security, payroll and benefits, legal, corporate communications, information services and restructuring and reorganization. Costs of the services that were allocated or charged to us were based on either actual costs incurred or a proportion of costs estimated to be applicable to us based on a number of factors, most significantly, our percentage of Vornado’s adjusted revenue and the number of properties. We believe these charges are reasonable; however, these results may not reflect what our expenses would have been had we been operating as a separate stand-alone public company. No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described in this paragraph because they are projected amounts based on judgmental estimates and, as such, are not includable as pro forma adjustments in accordance with the requirements of Rule 11-02 of Regulation S-X. We estimate that our corporate general and administrative expenses will be approximately $                  million to $                  million higher than that reflected in the pro forma combined financial statements as a result of additional costs required to function as an independent publicly traded company. These costs include, but are not limited to, additional compensation costs with respect to new and existing positions, board of trustees’ fees and expenses, trustees’ and officers’ insurance, incremental audit and tax fees, and depreciation and amortization related to information technology infrastructure investments.

The unaudited pro forma combined financial statements should be read in conjunction with the combined financial statements and related notes thereto contained elsewhere in this information statement.

Vornado SpinCo

Unaudited Combined Balance Sheet

As of June 30, 2014

(Amounts in thousands)

ASSETS	Historical	Adjustments	Notes	Pro Forma
Real estate, at cost:
Land	$372,019	$		$
Buildings and improvements	1,608,177
Construction in progress	7,135
Leasehold improvements and equipment	4,043
Total	1,991,374
Accumulated depreciation and amortization	(444,693)
Real estate, net	1,546,681
Cash and cash equivalents	5,882
Restricted cash	9,491
Tenant and other receivables, net of allowance for doubtful accounts of $2,779	10,007
Receivable arising from the straight-lining of rents	88,624
Identified intangible assets, net of accumulated amortization of $24,622	48,574
Deferred leasing costs, net of accumulated amortization of $12,669	19,414
Deferred financing costs, net of accumulated amortization of $5,933	8,842
Investment in unconsolidated joint venture	6,407
Prepaid expenses and other assets	11,374
	$1,755,296	$		$

LIABILITIES AND EQUITY
Mortgages payable	$1,185,296	$		$
Identified intangible liabilities, net of accumulated amortization of $	165,616
Accounts payable and accrued expenses	25,367
Other liabilities	11,191
Total liabilities	1,387,470

Commitments and contingencies

Vornado equity	367,496
Noncontrolling interest in consolidated subsidiary	330
Total equity	367,826
	$1,755,296	$		$

Vornado SpinCo

Unaudited Combined Statement of Income

For the Year Ended December 31, 2013

(Amounts in thousands)

	Historical	Adjustments	Notes	Pro Forma
REVENUE
Property rentals	$231,020	$		$
Tenant expense reimbursements	73,627
Income from Stop & Shop settlement	59,599
Other income	2,570
Total revenue	366,816

EXPENSES
Depreciation and amortization	54,043
Real estate taxes	46,961
Property operating	39,538
General and administrative	26,448
Real estate impairment losses	19,000
Ground rent	11,854
Provision for doubtful accounts	666
Total expenses	198,510

Operating income	168,306
Income from unconsolidated joint venture	2,097
Interest income	11
Interest and debt expense	(55,789)
Income before taxes	114,625
Income tax expense	(2,100)
Net income	112,525
Net (income) attributable to noncontrolling interest in consolidated subsidiary	(21)
Net income attributable to SpinCo	$112,504	$		$
Weighted average shares outstanding – Basic and Diluted
Basic and Diluted earnings per share				$

Vornado SpinCo

Unaudited Combined Statement of Income

For the Six Months Ended June 30, 2014

(Amounts in thousands)

	Historical	Adjustments	Notes	Pro Forma
REVENUE
Property rentals	$116,418	$		$
Tenant expense reimbursements	43,936
Other income	1,149
Total revenue	161,503

EXPENSES
Depreciation and amortization	27,390
Real estate taxes	25,535
Property operating	24,712
General and administrative	14,120
Ground rent	6,068
Provision for doubtful accounts	727
Total expenses	98,552

Operating income	62,951
Income from unconsolidated joint venture	879
Interest income	17
Interest and debt expense	(26,400)
Interest before income taxes	37,447
Income tax expense	(1,050)
Net income	36,397
Net (income) attributable to noncontrolling interest in consolidated subsidiary	(11)
Net income attributable to SpinCo	$36,386	$		$
Weighted average shares outstanding – Basic and Diluted
Basic and Diluted earnings per share				$

See notes to unaudited pro forma combined financial statements.

Vornado SpinCo

Unaudited Notes to Pro Forma Combined Financial Statements

(Amounts in thousands)

All pro forma adjustments and related notes will be prepared following the determination of the terms of the Transition Services Agreement, Employee Matters Agreement, and other arrangements relating to the separation and distribution, and will be included in a subsequent amendment to this information statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the audited combined financial statements and the corresponding notes, the unaudited interim combined financial statements and the corresponding notes, and the unaudited pro forma combined financial statements and the corresponding notes included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please refer to “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Separation from Vornado

On April 11, 2014, Vornado Realty Trust (NYSE: VNO) (“Vornado”) announced that it intended to separate its shopping center business, consisting of 80 strip centers, four malls and a warehouse park adjacent to our East Hanover strip center, from Vornado’s other businesses. The separation will be effectuated by means of a pro rata distribution by Vornado to its common shareholders of all SpinCo common shares held by Vornado.  SpinCo was formed as a subsidiary of Vornado Realty L.P., the operating partnership through which Vornado conducts its business (“VRLP”), to hold the assets and liabilities associated with Vornado’s shopping center business.  Immediately prior to such distribution by Vornado, VRLP will distribute pro rata all outstanding SpinCo common shares to holders of VRLP’s common limited partnership units, consisting of Vornado and the other common limited partners of VRLP.  On                      , 2014, the board of trustees of Vornado declared the distribution of all SpinCo common shares to be received by Vornado in the distribution by VRLP on the basis of one SpinCo common share for every two Vornado common shares held of record as of the close of business on                   , 2014, which is the record date for the distribution by each of Vornado and VRLP (the “record date”).  On the same date, VRLP declared the distribution of all of the outstanding SpinCo common shares to Vornado and the other holders of common limited partnership units of VRLP on the basis of one SpinCo common share for every two common limited partnership units of VRLP held of record as of the close of business on the record date.  Following the distribution by each of Vornado and VRLP, Vornado and SpinCo will be two independent, publicly held companies.

Overview

Vornado SpinCo (“SpinCo”) is a newly formed entity created to own and operate Vornado’s 85 properties, comprised of 80 strip centers aggregating 12,554,000 square feet, four malls aggregating 3,451,000 square feet and a warehouse park adjacent to our East Hanover strip center (collectively, the “Vornado SpinCo Businesses”).  SpinCo is currently a wholly-owned subsidiary of VRLP.   SpinCo intends to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. Federal income tax purposes.  All references to “we,” “us,” “our,” and “the company” refer to SpinCo and its combined retail properties.

Pursuant to a Separation Agreement, VRLP will distribute 100% of the outstanding SpinCo common shares on a pro rata basis to the holders of its common limited partnership units as of the record date, which include Vornado and the other common limited partners.  As a result, Vornado is expected to receive approximately 94% of the outstanding SpinCo common shares, while the other common limited partners as a group will receive approximately 6%.  Vornado will distribute all of the SpinCo common shares it receives from VRLP to its common shareholders as of the record date on a pro rata basis.  To date, SpinCo has not conducted any business as a separate company and has no material assets and liabilities.  The operations of the properties to be transferred to SpinCo are presented as if the transfer had been consummated prior to all historical periods presented in the accompanying combined financial statements at the carrying amounts of such assets and liabilities reflected in Vornado’s books and records.

SpinCo will enter into agreements with Vornado under which Vornado will provide various services to SpinCo, including treasury management, human resources, information technology, tax, financial reporting, SEC compliance and insurance, and possibly other matters.  We believe that the terms are comparable to those that would have been negotiated on an arm’s-length basis.

The accompanying combined financial statements have been prepared on a carve-out basis in accordance with accounting principles generally accepted in the United States (“GAAP”).  GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting periods.  Actual results could differ from these estimates.  The historical financial results for the carved-out properties reflect charges for certain corporate costs which we believe are reasonable.  These charges were based on either actual costs incurred or a proportion of costs estimated to be applicable to SpinCo based on an analysis of key metrics including total revenues, real estate assets, leasable square feet and operating income.  Such costs do not necessarily reflect what the actual costs would have been if SpinCo were operating as a separate stand-alone public company.  These charges are discussed further in Note 4 – Related Party Transactions in our audited combined financial statements included elsewhere in this information statement.

Subsequent to the transfer of properties to SpinCo and the distribution of SpinCo’s common shares to the holders of the common limited partnership units of VRLP, and the subsequent distribution by Vornado of the SpinCo common shares it receives from VRLP to Vornado’s common shareholders, SpinCo expects to operate in a manner intended to enable it to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders.  Since Vornado operates as a REIT and distributes 100% of taxable income to its shareholders, no provision for Federal income taxes has been made in the accompanying combined financial statements.  Our two Puerto Rico malls are subject to income taxes which are based on estimated taxable income and which are included in income tax expense in the combined statements of income.  The Vornado SpinCo Businesses are also subject to certain other taxes, including state and local taxes and franchise taxes which are included in general and administrative expenses in the combined statements of income.

Presentation of earnings per share information is not applicable in the accompanying combined financial statements, since these assets and liabilities are wholly-owned by Vornado and such presentation is not permitted under GAAP.

SpinCo plans to aggregate all of its properties into one reportable segment because all of these properties have similar economic characteristics and SpinCo will provide similar products and services to similar types of retail tenants.

We compete with a large number of property owners and developers.  Our success depends upon, among other factors, trends affecting national and local economies, the financial condition and operating results of current and prospective tenants, the availability and cost of capital, interest rates, construction and renovation costs, taxes, governmental regulations and legislation, population trends, zoning laws, and our ability to lease, sublease or sell our properties, at profitable levels.  Our success is also subject to our ability to refinance existing debt on acceptable terms as it comes due.

Critical Accounting Policies and Estimates

Real Estate – Real estate is carried at cost, net of accumulated depreciation and amortization.  Maintenance and repairs are expensed as incurred.  Depreciation requires an estimate by management of the useful life of each property and improvement as well as an allocation of the costs associated with a property to its various components.  As real estate is undergoing redevelopment activities, all property operating expenses directly associated with and attributable to, the redevelopment, including interest expense, are capitalized to the extent that we believe such costs are recoverable through the value of the property.  The capitalization period begins when redevelopment activities are underway and ends when the project is substantially complete.  General and administrative costs are expensed as incurred.  Depreciation is recognized on a straight-line basis over estimated useful lives, which range from three to 40 years.  Tenant allowances are amortized on a straight-line basis over the lives of the related leases, which approximate the useful lives of the tenant improvements.

Upon the acquisition of real estate, we assess the fair value of acquired assets (including land, buildings and improvements, identified intangibles, such as acquired above and below-market leases, acquired in-place leases and tenant relationships) and acquired liabilities and we allocate the purchase price based on these assessments. We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.  Estimates of future cash flows are based on a number of factors including historical operating results, known trends, and market/economic conditions.  We record acquired intangible assets (including acquired above-market leases, acquired in-place leases and tenant relationships) and acquired intangible liabilities (including below-market leases) at their estimated fair value separate and apart from goodwill.  We amortize identified intangibles that have finite lives over the period they are expected to contribute directly or indirectly to the future cash flows of the property or business acquired.

Our properties and related intangible assets are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  An impairment exists when the carrying amount of an asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  Estimates of future cash flows are based on our current plans, intended holding periods and available market information at the time the analyses are prepared.  An impairment loss is recognized only if the carrying amount of the asset is not recoverable and is measured based on the excess of the property’s carrying amount over its estimated fair value.  If our estimates of future cash flows, anticipated holding periods, or fair values change, based on market conditions or otherwise, our evaluation of impairment charges may be different and such differences could be material to our consolidated financial statements. Estimates of future cash flows are subjective and are based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results.  Plans to hold properties over longer periods decrease the likelihood of recording impairment losses. As a result of Vornado’s decision to shorten the estimated holding period for certain properties, a $19,000,000 impairment loss was recognized on the Bruckner Blvd. property in the year ended December 31, 2013, and a $6,000,000 impairment loss was recognized on the Englewood property in the year ended December 31, 2012.

Cash and Cash Equivalents – Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less and are carried at cost, which approximates fair value, due to their short-term maturities.

Allowance for Doubtful Accounts – We periodically evaluate the collectability of amounts due from tenants, including the receivable arising from the straight-lining of rents, and maintain an allowance for doubtful accounts for the estimated losses resulting from the inability of tenants to make required payments under the lease agreements.  We exercise judgment in establishing these allowances and consider payment history and current credit status in developing these estimates.

Deferred Costs – Deferred costs include deferred financing and leasing costs.  Deferred financing costs are amortized over the terms of the related debt agreements as a component of interest expense.  Deferred leasing costs are amortized on a straight-line basis over the lives of the related leases.

Revenue Recognition – Property rentals are recognized over the non-cancelable term of the related leases on a straight-line basis, which includes the effects of rent steps and free rent abatements under the leases.  We commence rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use.  In addition, in circumstances where we provide a tenant improvement allowance for improvements that are owned by the tenant, we recognize the allowance as a reduction of rental revenue on a straight-line basis over the term of the lease.  Percentage rents are contingent upon the sales of tenants exceeding predefined thresholds.  Percentage rents are recognized only after the tenants’ sales thresholds have been achieved.  Percentage rents are not a material portion of the combined revenue of SpinCo and are included in property rentals.  Tenant expense reimbursements provide for the recovery of all or a portion of the operating expenses and real estate taxes of the respective properties.  Tenant expense reimbursements are accrued in the same periods as the related expenses are incurred.

Results of Operations – Six Months Ended June 30, 2014 compared to June 30, 2013

Property Rentals

Property rentals were $116,418,000 in the six months ended June 30, 2014, compared to $114,898,000 in the prior year’s first half, an increase of $1,520,000.  This increase was primarily due to leasing activity in the current period partially offset by $500,000 of rent in the prior year’s quarter under the Stop & Shop Guarantee which was settled in February 2013.  See Note 8 — Stop & Shop Settlement, in the notes to the combined interim financial statements (included elsewhere in this information statement) for further details.

Tenant Expense Reimbursements

Tenant expense reimbursements were $43,936,000 in the six months ended June 30, 2014, compared to $36,514,000 in the prior year’s first half, an increase of $7,422,000. This increase was primarily due to higher real estate taxes and snow removal costs included in reimbursable operating expenses.

Income from Stop & Shop Settlement

Income from Stop & Shop settlement of $59,599,000 in the six months ended June 30, 2013 was the result of a litigation settlement pursuant to which Stop & Shop paid Vornado $124,000,000.  See Note 8 — Stop & Shop Settlement, in the notes to the combined interim financial statements (included elsewhere in this information statement) for further details.

Other Income

Other income was $1,149,000 in the six months ended June 30, 2014, compared to $1,245,000 in the prior year’s first half, a decrease of $96,000.

Depreciation and Amortization

Depreciation and amortization was $27,390,000 in the six months ended June 30, 2014, compared to $25,402,000 in the prior year’s first half, an increase of $1,988,000.  This increase was primarily due to depreciation of building and tenant improvements and amortization of leasing commissions incurred since the beginning of 2013.

Real Estate Taxes

Real estate taxes were $25,535,000 in the six months ended June 30, 2014, compared to $23,320,000 in the prior year’s first half, an increase of $2,215,000.   This increase was primarily due to higher tax rates and assessments across the portfolio.

Property Operating Expenses

Property operating expenses were $24,712,000 in the six months ended June 30, 2014, compared to $19,168,000 in the prior year’s first half, an increase of $5,544,000.  This increase was primarily due to higher snow removal costs.

General and Administrative Expenses

General and administrative expenses were $14,120,000 in the six months ended June 30, 2014, compared to $14,087,000 in the prior year’s first half, an increase of $33,000.

Ground Rent Expense

Ground rent expense was $6,068,000 in the six months ended June 30, 2014, compared to $5,850,000 in the prior year’s first half, an increase of $218,000.

Results of Operations – Six Months Ended June 30, 2014 compared to June 30, 2013 – continued

Provision for Doubtful Accounts

Provision for doubtful accounts was $727,000 in the six months ended June 30, 2014, compared to $466,000 in the prior year’s first half, an increase of $261,000.

Income from Unconsolidated Joint Venture

Income from an unconsolidated joint venture (representing our 50% interest in the Monmouth Mall) was $879,000 in the six months ended June 30, 2014, compared to $1,325,000 in the prior year’s first half, a decrease of $446,000.  This decrease was primarily due to lower leasing fee income from the joint venture.

Interest and Other Income

Interest and other income was $17,000 in the six months ended June 30, 2014, compared to $2,000 in the prior year’s first half, an increase of $15,000.

Interest and Debt Expense

Interest and debt expense was $26,400,000 in the six months ended June 30, 2014, compared to $27,655,000 in the prior year’s first half, a decrease of $1,255,000.  This decrease was primarily due to the repayment of the Las Catalinas Mall mortgage loan of $54,101,000 in October 2013 and the $17,000,000 refinancing of the Forest Plaza mortgage loan in July 2013 which bears interest at LIBOR plus 1.30% (1.45% at June 30, 2014) compared to the maturing $16,939,000 loan which bore interest at a fixed rate of 6.38%, partially offset by the $300,000,000 refinancing of the Bergen Town Center mortgage loan in March 2013 which bears interest at a fixed rate of 3.56%, compared to the maturing $282,312,000 loan which bore interest at LIBOR plus 150 basis points (1.70% at March 31, 2013).

Income Tax Expense

Income tax expense was $1,050,000 in the six months ended June 30, 2014, compared to $1,754,000 in the prior year’s first half, a decrease of $704,000.  These amounts represent income taxes on our Puerto Rico properties based on estimated taxable income and the anticipated income tax rates in effect in each period.  The prior year’s first half was overaccrued based on an anticipated increase in the income tax rate that did not occur during 2013.

Non-GAAP Financial Measures –Six Months Ended June 30, 2014 and 2013

Net Operating Income (“NOI”)

NOI and comparable NOI are supplemental non-GAAP measures that aid in the assessment of the unlevered performance of our properties and portfolio as it relates to the total return on assets.  The most directly comparable GAAP financial measure is operating income.  We calculate NOI by adjusting GAAP operating income to add back depreciation and amortization expense, general and administrative expenses, real estate impairment losses and non-cash ground rent expense, and deduct non-cash rental income resulting from the straight-lining of rents and amortization of acquired below market leases net of above market leases.  We believe NOI and Comparable NOI are meaningful non-GAAP financial measures because real estate acquisitions and dispositions are evaluated based on, among other considerations, property NOI applied to market capitalization rates.  We utilize these measures to make investment and capital allocation decisions and to compare the unlevered performance of our properties to our peers. NOI and comparable NOI should not be considered substitutes for operating income or net income and may not be comparable to similarly titled measures employed by others.

The following table reconciles operating income to NOI and comparable NOI for the six months ended June 30, 2014 and 2013.

	Six Months Ended June 30,
	2014	2013
	(Amounts in thousands)
Operating income	$62,951	$123,963
Depreciation and amortization	27,390	25,402
General and administrative	14,120	14,087
Subtotal	104,461	163,452
Less: non-cash rental income	(4,658)	(5,221)
Add: non-cash ground rent expense	1,066	1,357
NOI	100,869	159,588
Non-comparable items:
Settlement income from Stop & Shop(1)	–	(59,599)
Income recognized pursuant to Stop & Shop Guarantee which was terminated upon settlement in February 2013 (1)	–	(500)
Subtotal adjustments	–	(60,099)
Comparable NOI	$100,869	$99,489

(1)                See Note 8 – Stop & Shop Settlement, in the notes to the unaudited combined interim financial statements for further details.

Comparable NOI for the six months ended June 30, 2014 was $100,869,000, compared to $99,489,000 for the prior year’s first half, an increase of $1,380,000.  This increase was primarily driven by the changes in occupancy rates and average annual base rent per square foot summarized in the tables below.

Non-GAAP Financial Measures –Six Months Ended June 30, 2014 and 2013 – continued

Strip Centers

As of	Square Feet Owned	Occupancy Rate	Average Annual Base Rent per Square Foot
June 30, 2014	12,129,000	94.8%	$ 17.54
December 31, 2013	12,130,000	95.5%	17.50

Malls

As of	Square Feet Owned	Occupancy Rate	Average Annual Base Rent per Square Foot
June 30, 2014	2,353,000	94.8%	$ 26.08
December 31, 2013	2,352,000	95.4%	25.95

Non-GAAP Financial Measures –Six Months Ended June 30, 2014 and 2013 – continued

Funds From Operations (“FFO”)

We calculate FFO in accordance with the National Association of Real Estate Investment Trusts’ (“NAREIT”) definition.  NAREIT defines FFO as GAAP net income adjusted to exclude net gains from sales of depreciated real estate assets, real estate impairment losses, real property depreciation and amortization expense, extraordinary items and other specified non-cash items.  We believe FFO and comparable FFO are meaningful non-GAAP financial measures useful in comparing our levered operating performance both internally from period to period and among our peers because these non-GAAP measures exclude net gains on sales of depreciable real estate, real estate impairment losses, and real property depreciation and amortization expense which implicitly assumes that the value of real estate diminishes predictably over time rather than fluctuating based on market conditions.  FFO and comparable FFO do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements and should not be considered as alternatives to net income as a performance measure or cash flow as a liquidity measure.  FFO and comparable FFO may not be comparable to similarly titled measures employed by others.

The following table reconciles net income attributable to Vornado to FFO and comparable FFO for the six months ended June 30, 2014 and 2013.

	Six Months Ended June 30,
	2014	2013
	(Amounts in thousands)
Net income attributable to Vornado	$36,386	$95,871
Depreciation and amortization of real property	28,821	26,718
FFO	65,207	122,589
Non-comparable items:
Settlement income from Stop & Shop (1)	–	(59,599)
Income recognized pursuant to Stop & Shop Guarantee which was terminated upon settlement in 2013 (1)	–	(500)
Subtotal adjustments	–	(60,099)
Comparable FFO	$65,207	$62,490

(2)                See Note 8 – Stop & Shop Settlement, in the notes to the unaudited combined interim financial statements for further details.

Liquidity – Cash Flows

For the Six Months Ended June 30, 2014

Cash and cash equivalents were $5,882,000 at June 30, 2014, compared to $5,223,000 at December 31, 2013, an increase of $659,000.  This increase resulted from $52,608,000 of net cash provided by operating activities, partially offset by $45,893,000 of net cash used in financing activities and $6,056,000 of net cash used in investing activities. Our combined outstanding debt was $1,185,296,000 at June 30, 2014, a $15,466,000 decrease from the balance at December 31, 2013.

Net cash provided by operating activities of $52,608,000 was comprised of (i) net income of $36,397,000, (ii) $26,398,000 of non-cash adjustments, which include depreciation and amortization and the effect of straight-lining of rental income, and (iii) distributions of income from an unconsolidated joint venture of $1,118,000, partially offset by (iv) the net change in operating assets and liabilities of $11,305,000.

Net cash used in investing activities of $6,056,000 was comprised of (i) $7,614,000 of real estate additions, partially offset by (ii) $1,558,000 of changes in restricted cash.

Net cash used in financing activities of $45,893,000 was primarily comprised of (i) $15,576,000 for debt repayments and (ii) $30,167,000 of change in Vornado’s investment, net.

For the Six Months Ended June 30, 2013

Cash and cash equivalents were $5,123,000 at June 30, 2013, compared to $4,345,000 at December 31, 2012, an increase of $778,000.  This increase resulted from $159,446,000 of net cash provided by operating activities, partially offset by $146,506,000 of net cash used in financing activities and $12,162,000 of net cash used in investing activities.  Combined outstanding debt was $1,260,983,000 at June 30, 2013, a $9,749,000 increase from the balance at December 31, 2012.

Net cash provided by operating activities of $159,446,000 was comprised of (i) net income of $95,881,000, which includes $59,599,000 of income from the Stop & Shop settlement (ii) the net change in operating assets and liabilities of $39,667,000, which includes $47,900,000 from the Stop & Shop settlement satisfying the outstanding accounts receivable balance, (iii) $22,599,000 of non-cash adjustments, which include depreciation and amortization and the effect of straight-lining of rental income, and (iv) and distributions of income from an unconsolidated joint venture of $1,299,000.

Net cash used in investing activities of $12,162,000 was comprised of (i) $8,654,000 of real estate additions, including $784,000 of soft costs (capitalized real estate taxes and internal development payroll costs) and (ii) $3,508,000 of changes in restricted cash.

Net cash used in financing activities of $146,506,000 was comprised of (i) $290,367,000 for debt repayments, (ii) $155,073,000 of change in Vornado’s investment, net, and (iii) $1,066,000 of debt issuance costs, partially offset by (iv) $300,000,000 of proceeds from borrowings.

Results of Operations – Year Ended December 31, 2013 compared to December 31, 2012

Property Rentals

Property rentals were $231,020,000 in the year ended December 31, 2013, compared to $234,768,000 in the prior year, a decrease of $3,748,000.  This decrease was primarily due to $5,917,000 of rent in 2012 under the Stop & Shop guarantee which was settled in February 2013, partially offset by higher rents in 2013.  See Note 11 – Stop & Shop Settlement, in the notes to the audited combined financial statements for further details.

Tenant Expense Reimbursements

Tenant expense reimbursements were $73,627,000 in the year ended December 31, 2013, compared to $70,879,000 in the prior year, an increase of $2,748,000. This increase was primarily due to higher snow removal costs included in reimbursable property operating expenses.

Stop & Shop Settlement Income

Stop & Shop settlement income of $59,599,000 in the year ended December 31, 2013 was the result of a litigation settlement pursuant to which Stop & Shop paid Vornado $124,000,000.  See Note 11 – Stop & Shop Settlement, in the notes to the audited combined financial statements for further details.

Other Income

Other income was $2,570,000 in the year ended December 31, 2013, compared to $2,341,000 in the prior year, an increase of $229,000.

Depreciation and Amortization

Depreciation and amortization was $54,043,000 in the year ended December 31, 2013, compared to $52,960,000 in the prior year, an increase of $1,083,000.   This increase was primarily due to depreciation of tenant improvements and amortization of leasing commissions incurred since the beginning of 2013.

Real Estate Taxes

Real estate taxes were $46,961,000 in the year ended December 31, 2013, compared to $46,226,000 in the prior year, an increase of $735,000.

Property Operating Expenses

Property operating expenses were $39,538,000 in the year ended December 31, 2013, compared to $37,066,000 in the prior year, an increase of $2,472,000.  This increase was primarily due to higher snow removal costs.

General and Administrative Expenses

General and administrative expenses were $26,448,000 in the year ended December 31, 2013, compared to $27,955,000 in the prior year, a decrease of $1,507,000.  This decrease was primarily due to lower average head count.  General and administrative expenses include $12,460,000 and $12,325,000 in the years ended December 31, 2013 and 2012, respectively, representing an allocation of certain costs borne by Vornado for management and other services, including, but not limited to, accounting, reporting, legal, tax, information technology and human resources.

Results of Operations – Year Ended December 31, 2013 compared to December 31, 2012 - continued

Real Estate Impairment losses

As a result of Vornado’s decision to shorten the estimated holding period for certain properties, the following impairment losses were recognized in the years ended December 31, 2013 and 2012:

	For the Year Ended December 31,
	2013	2012
	(Amounts in thousands)
Bruckner Blvd.	$19,000	$–
Englewood	–	6,000
	$19,000	$6,000

Ground Rent Expense

Ground rent expense was $11,854,000 in the year ended December 31, 2013, compared to $11,745,000 in the prior year, an increase of $109,000.

Provision for Doubtful Accounts

Provision for doubtful accounts was $666,000 in the year ended December 31, 2013, compared to $236,000 in the prior year, an increase of $430,000.  This increase was primarily due to a $400,000 write-off of the receivable arising from straight line rent in connection with the early termination of two tenants.

Income from Unconsolidated Joint Venture

Income from an unconsolidated joint venture (representing our 50% interest in the Monmouth Mall) was $2,097,000 in the year ended December 31, 2013, compared to $1,458,000 in the prior year, an increase of $639,000.  This increase was due to an increase in our share of equity in income of the joint venture and higher leasing fee income from the joint venture.

Interest and Other Income

Interest and other income was $11,000 in the year ended December 31, 2013, compared to $20,000 in the prior year, a decrease of $9,000.

Interest and Debt Expense

Interest and debt expense was $55,789,000 in the year ended December 31, 2013, compared to $53,772,000 in the prior year, an increase of $2,017,000.  This increase was primarily due to (i) the $300,000,000 refinancing of the Bergen Town Center mortgage loan in March 2013 which bears interest at a fixed rate of 3.56%, compared to the maturing $282,312,000 loan which bore interest at LIBOR plus 150 basis points (1.71% at December 31, 2012), partially offset by (ii) the repayment of the Las Catalinas Mall mortgage loan of $54,101,000 in October 2013 and (iii) the $17,000,000 refinancing of the Forest Plaza mortgage loan in July 2013 which bears interest at LIBOR plus 1.30% (1.47% at December 31, 2013) compared to the maturing $16,939,000 loan which bore interest at a fixed rate of 6.38%.

Income Tax Expense

Income tax expense was $2,100,000 in the year ended December 31, 2013, compared to $1,364,000 in the prior year, an increase of $736,000.  These amounts represent income taxes on our Puerto Rico properties based on estimated taxable income and an increase in the expected tax rate in 2014.

Results of Operations – Year Ended December 31, 2012 compared to December 31, 2011

Property Rentals

Property rentals were $234,768,000 in the year ended December 31, 2012, compared to $226,620,000 in the prior year, an increase of $8,148,000.  This increase was primarily due to lease up of the Bergen Town Center mall and the adjacent strip center upon completion of the redevelopment in 2011.

Tenant Expense Reimbursements

Tenant expense reimbursements were $70,879,000 in the year ended December 31, 2012, compared to $74,270,000 in the prior year, a decrease of $3,391,000. This decrease was primarily due to lower operating expenses and real estate taxes subject to reimbursement.

Other Income

Other income was $2,341,000 in the year ended December 31, 2012, compared to $2,161,000 in the prior year, an increase of $180,000.

Depreciation and Amortization

Depreciation and amortization was $52,960,000 in the year ended December 31, 2012, compared to $50,981,000 in the prior year, an increase of $1,979,000.  This increase was primarily due to the completion of the redevelopment of the Bergen Town Center mall and adjacent strip center in 2011.

Real Estate Taxes

Real estate taxes were $46,226,000 in the year ended December 31, 2012, compared to $46,767,000 in the prior year, a decrease of $541,000.

Property Operating Expenses

Property operating expenses were $37,066,000 in the year ended December 31, 2012, compared to $39,635,000 in the prior year, a decrease of $2,569,000.  This decrease was primarily due to lower snow removal costs.

General and Administrative Expenses

General and administrative expenses were $27,955,000 in the year ended December 31, 2012, compared to $28,351,000 in the prior year, a decrease of $396,000.  General and administrative expenses include $12,325,000 and $11,861,000 in the years ended December 31, 2012 and 2011, respectively, representing an allocation of certain costs borne by Vornado for management and other services, including, but not limited to, accounting, reporting, legal, tax, information technology and human resources.

Real Estate Impairment losses

As a result of Vornado’s decision to shorten the estimated holding period for the Englewood strip center, a $6,000,000 impairment loss was recognized in year ended December 31, 2012.

Ground Rent Expense

Ground rent expense was $11,745,000 in the year ended December 31, 2012, compared to $10,982,000 in the prior year, an increase of $763,000.

Results of Operations – Year Ended December 31, 2012 compared to December 31, 2011 - continued

Provision for Doubtful Accounts

Provision for doubtful accounts was expense of $236,000 in the year ended December 31, 2012, compared to income of $18,090,000 in the prior year.  Income in the prior year was due to a 2011 court ruling in Vornado’s favor in the Stop & Shop litigation which resulted in Vornado reversing a $19,463,000 allowance for doubtful accounts established in prior years in connection with the litigation.  See Note 11 – Stop & Shop Settlement, in the notes to the audited combined financial statements for further details.

Income from Unconsolidated Joint Venture

Income from an unconsolidated joint venture (representing our 50% interest in the Monmouth Mall) was $1,458,000 in the year ended December 31, 2012, compared to $2,700,000 in the prior year, a decrease of $1,242,000.  This decrease resulted primarily from higher leasing fees in 2011 from the joint venture.

Interest and Other Income

Interest and other income was $20,000 in the year ended December 31, 2012, compared to zero in the prior year.

Interest and Debt Expense

Interest and debt expense was $53,772,000 in the year ended December 31, 2012, compared to $55,138,000 in the prior year, a decrease of $1,366,000.  This decrease was primarily due to the repayment of the $7,304,000 Carlstadt strip center mortgage loan in 2012.

Income Tax Expense

Income tax expense was $1,364,000 in the year ended December 31, 2012, compared to $1,440,000 in the prior year, a decrease of $76,000.  These amounts represent income taxes on our Puerto Rico properties based on taxable income reported in each period.

Non-GAAP Financial Measures - Years Ended December 31, 2013, 2012 and 2011

Net Operating Income (“NOI”)

We present NOI and comparable NOI in this information statement as supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. See “— Non-GAAP Financial Measures — Six Months Ended June 30, 2014 and 2013” for a discussion of our use of NOI and comparable NOI.

The following table reconciles operating income to NOI and comparable NOI for each of the last three years.

	Year Ended December 31,
	2013	2012	2011
	(Amounts in thousands)
Operating income	$168,306	$125,800	$144,425
Depreciation and amortization	54,043	52,960	50,981
General and administrative	26,448	27,955	28,351
Real estate impairment losses	19,000	6,000	–
Subtotal	267,797	212,715	223,757
Less: non-cash rental income	(11,408)	(15,873)	(14,431)
Add: non-cash ground rent expense	2,513	2,446	2,972
NOI	258,902	199,288	212,298
Non-comparable items:
Settlement income from Stop & Shop(1)	(59,599)	–	–
Income recognized pursuant to Stop & Shop Guarantee which was terminated upon settlement in February 2013(1)	(500)	(5,917)	(5,000)
Reversal of allowance for doubtful accounts in connection with the Stop & Shop settlement(1)	–	–	(19,463)
Subtotal adjustments	(60,099)	(5,917)	(24,463)
Comparable NOI	$198,803	$193,371	$187,835

(1)                See Note 11 – Stop & Shop Settlement, in the notes to the audited combined financial statements for further details.

Comparable NOI for the year ended December 31, 2013 was $198,803,000, compared to $193,371,000 for the prior year, an increase of $5,432,000.  Comparable NOI for the year ended December 31, 2012 was $193,371,000, compared to $187,835,000 for the prior year, an increase of $5,536,000.  These increases were primarily driven by the changes in occupancy rates and average annual base rent per square foot summarized in the tables below.

Non-GAAP Financial Measures - Years Ended December 31, 2013, 2012 and 2011 - continued

Strip Centers

As of	Square Feet Owned	Occupancy Rate	Average Annual Base Rent per Square Foot
December 31, 2013	12,130,000	95.5%	$ 17.50
December 31, 2012	11,877,000	95.2%	17.27
December 31, 2011	11,879,000	95.4%	16.92

Malls

As of	Square Feet Owned	Occupancy Rate	Average Annual Base Rent per Square Foot
December 31, 2013	2,352,000	95.4%	$ 25.95
December 31, 2012	2,346,000	93.6%	26.20
December 31, 2011	2,305,000	92.9%	25.49

Funds From Operations (“FFO”)

We present FFO and comparable FFO in this information statement as supplemental measures of our performance that are not required by, or presented in accordance with, GAAP.  See “— Non-GAAP Financial Measures – Six Months Ended June 30, 2014 and 2013” for a discussion of our use of FFO and comparable FFO.

The following table reconciles net income attributable to Vornado to FFO and comparable FFO for each of the last three years.

	Year Ended December 31,
	2013	2012	2011
	(Amounts in thousands)
Net income attributable to Vornado	$112,504	$72,129	$90,550
Depreciation and amortization of real property	56,757	55,755	53,579
Real estate impairment losses	19,000	6,000	–
FFO	188,261	133,884	144,129
Non-comparable items:
Settlement income from Stop & Shop(1)	(59,599)	–	–
Income recognized pursuant to Stop & Shop Guarantee which was terminated upon settlement in 2013(1)	(500)	(5,917)	(5,000)
Accelerated amortization of acquired below market lease intangible liabilities	–	(2,772)	–
Reversal of allowance for doubtful accounts in connection with the Stop & Shop settlement(1)	–	–	(19,463)
Subtotal adjustments	(60,099)	(8,689)	(24,463)
Comparable FFO	$128,162	$125,195	$119,666

(1)          See Note 11 – Stop & Shop Settlement, in the notes to the audited combined financial statements for further details.

Liquidity and Capital Resources

Property rental income is our primary source of cash flow and is dependent on a number of factors including the occupancy level and rental rates, as well as the tenants’ ability to pay rent.  Our properties provide us with a relatively consistent stream of cash flow that enables us to pay operating expenses, debt service and recurring capital expenditures.  Other sources of liquidity to fund cash requirements include proceeds from financings and asset sales.  We anticipate that cash flows from continuing operations over the next 12 months, together with existing cash balances, will be adequate to fund our business operations, debt amortization and recurring capital expenditures.

Financing Activities and Contractual Obligations

Below is a summary of our outstanding debt and maturities as of June 30, 2014.

			Balance at
	Maturity	Interest Rate at June 30, 2014	June 30, 2014	December 31, 2013
			(Amounts in thousands)
First mortgages secured by:
Crossed collateralized mortgage on 40 properties:
Fixed Rate	09/20	4.28%	$553,914	$560,465
Variable Rate(1)	09/20	2.36%	60,000	60,000
Total crossed collateralized			613,914	620,465
Bergen Town Center	04/23	3.56%	300,000	300,000
Montehiedra Town Center(2)	07/16	6.04%	120,000	120,000
North Bergen (Tonnelle Avenue)	01/18	4.59%	75,000	75,000
Wilkes Barre(3)	09/14	6.90%	19,736	19,898
Forest Plaza	07/18	1.45%	17,000	17,000
Mount Kisco (Target)	11/34	7.30%	15,833	16,003
Mount Kisco (A&P)	02/15	7.20%	12,140	12,203
Englewood	10/18	6.22%	11,673	11,760
Lodi(4)			–	8,433
			$1,185,296	$1,200,762

(1)          Subject to a LIBOR floor of 1.00%.

(2)          On May 13, 2013, Vornado notified the lender that due to tenants vacating, the property’s operating cash flow will be insufficient to pay the debt service; accordingly, at Vornado’s request, the mortgage loan was transferred to the special servicer.  Although discussions with the special servicer to restructure the terms of the loan are ongoing, there can be no assurance as to the ultimate resolution of this matter.

(3)          This loan was repaid on August 11, 2014.

(4)          This loan was repaid on March 3, 2014.

The Company is in compliance with all of the terms of its mortgage loan agreements.  The Company may, in the future, seek to obtain unsecured borrowings, including, but not limited to, revolving credit facilities and senior unsecured notes.  These particular arrangements typically contain financial covenants, among others, that would require us to maintain minimum interest coverage and maximum debt to market capitalization ratios and interest charges would increase in the event of a decline in such ratios.

Below is a summary of our contractual obligations and commitments as of December 31, 2013.

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(Amounts in thousands)
Contractual obligations (principal and interest(1)):
Long-term debt obligations	$1,519,930	$93,148	$273,911	$194,298	$958,573
Operating lease obligations	97,945	9,786	18,316	15,306	54,537
Purchase obligations, primarily Montehiedra Town Center redevelopment commitments	16,355	8,178	8,177	–	–
	$1,634,230	$111,112	$300,404	$209,604	$1,013,110
Commitments:
Standby letters of credit	$1,167	$–	$–	$–	$–

(1)                Interest on variable rate debt is computed using rates in effect at December 31, 2013.

Capital Expenditures

The following table summarizes anticipated 2014 capital expenditures.

(Amounts in thousands, except square foot data)
Expenditures to maintain assets	$4,000
Tenant improvements	6,000
Leasing commissions	2,000
Total capital expenditures and leasing commissions	$12,000

Square feet budgeted to be leased	600,000
Weighted average lease term	7 years
Per square foot	$13.50
Per square foot per annum	$2.00

Montehiedra Town Center Redevelopment

We are in the process of redeveloping Montehiedra Town Center to emphasize outlets and other value-oriented retailers.  The cost of this project is approximately $18,500,000, of which $2,145,000 has been expended as of December 31, 2013. The remaining costs for this project are expected to be incurred before the fall of 2015.

Commitments and Contingencies

Insurance

Vornado maintains general liability insurance with limits of $300,000,000 per occurrence and all-risk property and rental value insurance coverage with limits of $2.0 billion per occurrence, with sub-limits for certain perils such as floods and earthquakes on each of Vornado’s properties.  Vornado also maintains coverage for terrorist acts with limits of $4.0 billion per occurrence and in the aggregate, and $2.0 billion per occurrence and in the aggregate for nuclear, biological, chemical and radiological (“NBCR”) terrorism events, as defined by the Terrorism Risk Insurance Program Reauthorization Act, which expires in December 2014.  Insurance premiums are charged directly to each of the retail properties.  SpinCo intends to obtain appropriate insurance coverage on its own and coverages may differ from those noted above.  Also, the resulting insurance premiums may differ materially from amounts included in the accompanying combined financial statements. SpinCo will be responsible for deductibles and losses in excess of insurance coverage, which could be material.

Regarding coverage for acts of terrorism, SpinCo will continue to monitor the state of the insurance market and the scope and costs of coverage, but cannot anticipate what coverage will be available on commercially reasonable terms in the future.

Our mortgage loans are non-recourse and contain customary covenants requiring adequate insurance coverage.  Although we believe that we currently have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future.  If lenders insist on greater coverage than we are able to obtain, it could adversely affect our ability to finance or refinance the properties.

Other

There are various legal actions against us in the ordinary course of business.  In our opinion, the outcome of such matters will not have a material effect on our financial condition, results of operations or cash flows.

Cash Flows

Year Ended December 31, 2013

Cash and cash equivalents were $5,223,000 at December 31, 2013, compared to $4,345,000 at December 31, 2012, an increase of $878,000.  This increase resulted from $244,983,000 of net cash provided by operating activities, partially offset by $217,092,000 of net cash used in financing activities and $27,013,000 of net cash used in investing activities. Our combined outstanding debt was $1,200,762,000 at December 31, 2013, a $50,472,000 decrease from the balance at December 31, 2012.

Net cash provided by operating activities of $244,983,000 was primarily comprised of (i) net income of $112,525,000, which includes $59,599,000 of income from the Stop & Shop settlement, (ii) $66,620,000 of non-cash adjustments, which include depreciation and amortization, impairment losses and the effect of straight-lining of rental income, and (iii) the net change in operating assets and liabilities of $63,304,000, which includes $47,900,000 from the Stop & Shop settlement satisfying the outstanding accounts receivable balance.

Net cash used in investing activities of $27,013,000 was comprised of (i) $24,926,000 of real estate additions, including $819,000 of soft costs (capitalized real estate taxes and internal development payroll costs), and (ii) $2,087,000 of changes in restricted cash.

Net cash used in financing activities of $217,092,000 was comprised of (i) $367,704,000 for debt repayments, (ii) $164,826,000 of change in Vornado’s investment, net, and (iii) $1,562,000 of debt issuance costs, partially offset by (iv) $317,000,000 of proceeds from borrowings.

Year Ended December 31, 2012

Cash and cash equivalents were $4,345,000 at December 31, 2012, compared to $2,252,000 at December 31, 2011, an increase of $2,093,000.  This increase resulted from $112,060,000 of net cash provided by operating activities, partially offset by $77,081,000 of net cash used in financing activities and $32,886,000 of net cash used in investing activities.  Our combined outstanding debt was $1,251,234,000 at December 31, 2012, a $24,207,000 decrease from the balance at December 31, 2011.

Net cash provided by operating activities of $112,060,000 was primarily comprised of (i) net income of $72,142,000 and (ii) $48,420,000 of non-cash adjustments, which include depreciation and amortization, impairment losses and the effect of straight-lining of rental income, partially offset by (iii) the net change in operating assets and liabilities of $10,624,000.

Net cash used in investing activities of $32,886,000 was comprised of (i) $31,875,000 of real estate additions, including $951,000 of soft costs (capitalized real estate taxes and internal development payroll costs), and (ii) $1,011,000 of changes in restricted cash.

Net cash used in financing activities of $77,081,000 was comprised of (i) $24,439,000 for debt repayments, (ii) $52,232,000 of change in Vornado’s investment, net, and (iii) $410,000 of debt issuance costs.

Year Ended December 31, 2011

Cash and cash equivalents were $2,252,000 at December 31, 2011, compared to $2,218,000 at December 31, 2010, an increase of $34,000.  This increase resulted from $102,840,000 of net cash provided by operating activities, partially offset by $61,350,000 of net cash used in financing activities and $41,456,000 of net cash used in investing activities.  Our combined outstanding debt was $1,275,441,000 at December 31, 2011, a $40,108,000 increase from the balance at December 31, 2010.

Net cash provided by operating activities of $102,840,000 was primarily comprised of (i) net income of $90,547,000 and (ii) $21,133,000 of non-cash adjustments, which include depreciation and amortization and the effect of straight-lining of rental income, partially offset by (iii) the net change in operating assets and liabilities of $12,477,000.

Net cash used in investing activities of $41,456,000 was primarily comprised of $39,626,000 of real estate additions, including $470,000 of soft costs (capitalized real estate taxes and internal development payroll costs).

Net cash used in financing activities of $61,350,000 was comprised of (i) $99,325,000 of change in Vornado’s investment, net, (ii) $39,669,000 for debt repayments and (iii) $1,902,000 of debt issuance costs, partially offset by (iv) $79,546,000 of proceeds from borrowings.

Related Party Transactions

The accompanying combined financial statements present the operations of the retail properties as carved-out from the financial statements of Vornado.  Certain centralized corporate costs borne by Vornado for management and other services including, but not limited to, accounting, reporting, legal, tax, information technology and human resources have been allocated to the properties in the combined financial statements using reasonable allocation methodologies.  Allocated amounts are included as a component of general and administrative expenses on the combined statements of income.  A summary of amounts allocated is provided below.

	Year Ended December 31,
	2013	2012	2011
	(Amounts in thousands)
Payroll and fringe benefits	$8,804	$8,756	$8,247
Professional fees	2,442	2,311	2,232
Other	1,214	1,258	1,382
	$12,460	$12,325	$11,861

The allocated amounts in the table above do not necessarily reflect what actual costs would have been if the Vornado SpinCo Businesses had been a separate stand-alone public company and actual costs may be materially different.

Management fees included in Other Income

Alexander’s, Inc. (“Alexander’s”) (NYSE: ALX) is a real estate investment trust, owned 32.4% by Vornado as of December 31, 2013. Steven Roth, the Chairman of Vornado’s Board and Chief Executive Officer, is also the Chairman of the Board and Chief Executive Officer of Alexander’s.  Vornado provides various management services to Alexander’s.  These combined financial statements include management fee income related to Alexander’s retail assets that will be managed by SpinCo.

Interstate Properties (“Interstate”) is a general partnership in which Mr. Roth is the managing general partner. As of December 31, 2013, Interstate and its partners beneficially owned an aggregate of approximately 6.6% of the common shares of beneficial interest of Vornado and 26.3% of Alexander’s common stock.  Vornado provides various management services to Interstate.  These combined financial statements include management fee income for the management of Interstate’s properties that will be managed by SpinCo.

The following table sets forth the details of management fees from Alexander’s and Interstate which are included in other income on the combined statements of income:

	For the Year Ended December 31,
	2013	2012	2011
	(Amounts in thousands)
Management fees from Alexander’s	$626	$592	$51
Management fees from Interstate	606	794	786
	$1,232	$1,386	$837

Quantitative and Qualitative Disclosures About Market Risk

We have exposure to fluctuations in interest rates, which are sensitive to many factors that are beyond our control.  Our exposure to a change in interest rates is summarized in the table below.

	2013			2012
	December 31, Balance	Weighted Average Interest Rate	Effect of 1% Change in Base Rates	December 31, Balance	Weighted Average Interest Rate
	(Amounts in thousands)
Variable Rate	$77,000	2.16%	$770	$342,312	1.82%
Fixed Rate	1,123,762	4.43%	–	908,922	4.89%
	$1,200,762		$770	$1,251,234

The fair value of our consolidated debt is calculated by discounting the future contractual cash flows of these instruments using current risk-adjusted rates available to borrowers with similar credit ratings, which are provided by a third-party specialist.  As of December 31, 2013 and 2012, the estimated fair value of our combined debt was $1,201,000,000 and $1,286,000,000, respectively.  These estimates of fair value, which are made at the end of the reporting period, may be different from the amounts that may ultimately be realized upon the disposition of our financial instruments.

BUSINESS

Our Company

Our mission will be to own and operate high-quality strip shopping centers (“strip centers”) and malls located in high barrier-to-entry markets.  We plan to grow the business through proactive leasing and management of our portfolio, through the redevelopment of certain of our existing properties and through the selective acquisition and development of additional assets that meet our investment criteria.  We believe that the creation of a stand-alone organization with focused management will position the organization to generate attractive risk-adjusted returns for shareholders.

Upon completion of the separation, we will operate a well-leased portfolio of retail assets located in high barrier-to-entry markets, due to land scarcity and formidable zoning and approval requirements, that we believe could not be replicated today.  This portfolio will consist of 85 properties, comprising 80 strip centers, four malls and a warehouse park adjacent to our East Hanover strip center, that are primarily located on major retail corridors and proximate to regional highways.  These properties comprise 16.9 million square feet and are located in ten states and Puerto Rico, with concentrations in New Jersey, New York and Pennsylvania.  Our strip centers have a diverse, high-quality tenant base that includes national retailers such as The Home Depot, Wal-Mart/Sam’s Wholesale, Best Buy, Lowe’s, Stop & Shop, the TJX Companies, Kohl’s, ShopRite, Sears and Kmart, BJ’s Wholesale Club, Whole Foods and PetCo.  Our strip center portfolio also has superior, industry-leading demographics, with average three-mile population of 149,000 and median three-mile household income of $71,000 for neighborhood centers and average seven-mile population of 869,000 and median seven-mile household income of $67,000 for power centers.  The four malls and the strip centers are in dense, supply constrained trade areas, have overlapping tenancies and require the same asset management and leasing skills.  Mall tenants include Macy’s, JCPenney, Lord & Taylor, Boscov’s, Target, Century 21, Kmart, Sears, Whole Foods, the TJX Companies, AMC Loews, Forever 21, H&M and other popular national merchants.  We consider Bergen Town Center, with its mix of Target, Century 21, Whole Foods, Nordstrom Rack, Bloomingdale’s Outlet, Off Fifth by Saks, Neiman Marcus Last Call Studio, Marshalls, HomeGoods, Nike and a variety of outlets and food offerings, to be the best hybrid retail offering in America.

A key element of our business plan will be to increase revenue and property value through intensive asset management of the existing portfolio.  Planned activities include leasing of existing vacancy, construction of new space on owned land, identifying and replacing underperforming tenants wherever possible, and functional and aesthetic improvements.  In addition, we expect to acquire additional properties and to initiate ground-up development projects in the geographic regions in which we currently operate that are consistent with our investment criteria.  We may also pursue such opportunities outside of the regions in which we currently operate if we determine that conditions are favorable and fit with our mission and business strategy.

We will be self-managed and led by a dedicated management team and a board consisting of a majority of independent trustees.  Industry veteran, Jeffrey S. Olson, joined Vornado on September 1, 2014 in order to work on the separation, and upon completion of the separation will become SpinCo’s Chairman of the Board of Trustees and Chief Executive Officer.  Robert Minutoli, currently Vornado’s Executive Vice President-Retail, will be SpinCo’s Chief Operating Officer.  They will be joined by the highly experienced team that manages the strip center and mall portfolio today.  Key department heads have an average tenure of over ten years at Vornado and over 20 years in the real estate industry.  Steven Roth, Vornado Chairman and Chief Executive Officer, will serve as a trustee of SpinCo.

Vornado will provide certain interim transitional support to us via a Transition Services Agreement for approximately two years.

For the year ended December 31, 2013, we generated net income of $112.5 million, comparable net operating income (“NOI”) of $198.8 million and comparable funds from operations (“FFO”) of $128.2 million.  For the six months ended June 30, 2014, we generated net income of $36.4 million, comparable NOI of $100.9 million and comparable FFO of $65.2 million.  Please refer to “Summary Historical Combined Financial Data — Net Operating Income” and “— Funds From Operations” in this information statement for a discussion of comparable NOI and comparable FFO, which are non-GAAP measures, and a reconciliation of these measures to their most directly comparable GAAP measures.

We anticipate that we will pursue a balance sheet strategy that provides access to multiple capital markets.  Over time, we intend to pursue an investment grade credit rating. As of June 30, 2014, the portfolio had approximately $1.185 billion of total combined debt outstanding plus $84.1 million of indebtedness representing our pro rata (50%) share of indebtedness of a joint venture.

We plan to elect to be treated as a REIT in connection with the filing of our federal income tax return for the taxable year that includes the distribution of our common shares by each of Vornado and VRLP, subject to our ability to meet the requirements of a REIT at the time of election, and we intend to maintain this status in future periods.

We will have our executive headquarters in New York City, with operations in Paramus, New Jersey.

Competitive Strengths

Exceptionally high-quality portfolio of well-leased shopping centers concentrated in densely populated, high barrier-to-entry markets.  We will initially own 84 retail properties primarily concentrated in densely populated markets near major urban centers.  Within these markets, our assets are primarily located on major retail corridors and proximate to regional highways.  79.4% of our 2013 comparable NOI was generated by centers located in New Jersey, New York and Pennsylvania.  Average portfolio occupancy was 94.8% as of June 30, 2014.  A majority of our assets are located within the Greater New York City metropolitan area, the most populous demographic area in the United States with a population of approximately 20 million.  High barriers-to-entry in our markets limit the potential for new supply and support the long-term ability to increase rents.

Industry leading population density and income demographics.  Our assets are primarily located in densely populated and affluent areas in the Northeastern United States, with household incomes far in excess of the national median of $51,017 as reported by the U.S. Census Bureau for the period 2011-2012.  Our strip center portfolio is located in markets with average three-mile population of 149,000 and median three-mile household income of $71,000 for neighborhood centers and average seven-mile population of 869,000 and median seven-mile household income of $67,000 for power centers.

High-quality, diversified tenant base.  Our tenant base consists of approximately 325 different retailers in our strip centers and approximately 250 different retailers in our malls and is well diversified by industry and format.  Merchants include department stores, grocers, category killers, discounters, entertainment offerings, health clubs, DIY stores, in-line specialty shops, restaurants and other food and beverage vendors, service providers and other specialized retailers.  58% of our top 25 tenants by 2013 rental revenue have investment grade credit ratings from Standard & Poor’s or Moody’s.  61% of our 2013 rental revenue came from large tenants, defined as merchants occupying more than 10,000 square feet.  Our large number of high credit quality anchor tenants results in strong customer traffic, which in turn drives sales and rent growth.

Strong grocer sales.  Our superior demographics and premier locations are further demonstrated by the sales of our grocers.  Of the 80 strip centers in the portfolio, 13 are grocery anchored.  Of these merchants, the 12 that have at least one full year of operations reported average sales of $726 per square foot during 2013, well above the national average and that of SpinCo’s peer group.  Grocers include Stop & Shop, ShopRite, Whole Foods, Giant Food and Food Basics (A&P).

Accomplished management team with a demonstrated track record in the retail sector and deep knowledge of the portfolio.  Jeffrey S. Olson will be Chairman of the Board of Trustees and Chief Executive Officer of SpinCo.  Mr. Olson served as Chief Executive Officer of Equity One from 2006 to 2014, where he was widely recognized as the driving force behind Equity One’s transformative portfolio makeover into higher quality assets in densely populated core coastal markets. Previously, Mr. Olson was President of Kimco Realty Corporation’s Eastern and Western Divisions.  While at Equity One, Mr. Olson successfully directed the company’s growth into several high barrier-to-entry markets, including the Northeastern United States, Miami and California.  Robert Minutoli will be Chief Operating Officer of SpinCo and has headed Vornado’s strip center and mall division since 2012.  Prior to joining Vornado in 2009, Mr. Minutoli was Executive Vice President-New Business at The Rouse Company, where he spent 27 years and held various construction, development, acquisitions/dispositions and business development positions.  Mr. Olson and Mr. Minutoli will be joined by Vornado’s existing, highly experienced retail team (key department heads average 10-plus years with Vornado and 20-plus years in the retail industry), which has consistently delivered strong performance from the portfolio.

Balance sheet providing significant liquidity and capacity to support growth.  We will be capitalized to enable access to multiple forms of capital.  As of June 30, 2014, the portfolio had approximately $1.185 billion of total combined debt outstanding plus $84.1 million of indebtedness representing our pro rata (50%) share of indebtedness of a joint venture. We believe our moderate leverage and strong liquidity will enable us to take advantage of attractive redevelopment, development, and acquisition opportunities.

Significant growth potential from embedded development and redevelopment opportunities.  Our portfolio has significant embedded development and redevelopment opportunities.  We have identified in excess of $100 million of current expansion and redevelopment opportunities that are expected to generate strong investment returns.

Consistent operating performance demonstrated by continued strong occupancy and rent growth.  Our portfolio has delivered consistent operating performance over the past five years.  Our portfolio, which was 94.8% occupied as of June 30, 2014, maintained average annual occupancy exceeding 94% during that time despite substantial economic volatility resulting from the recession.  We have achieved 9.2% annual growth in cash leasing spreads over expiring rents for the five year period ended December 31, 2013, and 14.5% annual growth in cash leasing spreads over expiring rents for the ten year period ended December 31, 2013.  We believe our well-laddered lease expiration schedule with less than 10.5% of total square footage expiring in any year will contribute to our expected continued consistent performance in the future.

Experienced trustees possessing substantial expertise with public REITs and SpinCo’s portfolio.  The majority of our trustees will be independent.  Mr. Olson will be Chief Executive Officer and Chairman of the Board of Trustees.  In addition to Mr. Olson’s prior experience as Chief Executive Officer of Equity One and President of the Eastern and Western Divisions of Kimco Realty Corporation, he has been a director of Equity One since 2006.  Steven Roth, Chairman and Chief Executive Officer of Vornado, will also be a trustee.  Mr. Roth is one of the most tenured and respected executives in the REIT industry and has substantial experience across all real estate sectors.  Further, Mr. Roth has decades of personal experience with many of SpinCo’s strip centers, having been personally involved in their development, redevelopment and management since 1980.

Company Strategies

Redevelop and/or expand existing properties to increase returns and maximize value.  While our properties have been well-maintained and have benefited from significant capital investment under Vornado’s ownership, we believe that our properties will benefit from greater executive management focus and capital allocation priorities tailored to unlocking and growing their value.

Our management team will seek to identify investment opportunities that will create value for our shareholders, that are consistent with our strategic objectives and that have attractive risk-return profiles.  We will have a smaller asset base as compared to Vornado, and, therefore, strategic initiatives may have a more meaningful impact on us than they would otherwise have had on Vornado.  In short, we expect that we will devote substantial executive management attention to value creating investment opportunities that may generate attractive growth in revenues and cash flow and thus enhance the value of our portfolio.

We have identified a pipeline of potential new development and redevelopment projects within the existing portfolio of properties totaling in excess of $100 million.  These projects generally consist of renovations and ground-up development projects on owned land.  We may also proactively recapture space occupied by underperforming users and replace those users with merchants that can enhance our tenant mix and potentially pay higher rents.

Focus on high barrier-to-entry markets.  The majority of our properties are located in densely populated, affluent markets, with particularly strong presence in the Greater New York City metropolitan area.  We will continue to invest in our existing markets, and, over time, may expand into new markets that have significant barriers-to-entry and attractive demographics.  We believe that shopping centers located in high barrier-to-entry markets represent a more attractive risk-return profile relative to other markets.

Maximize value and cash flow growth through proactive asset management and leasing.  Given the favorable competitive factors that characterize our shopping centers, we believe we are well-positioned to drive growth in cash flow and to maximize the value of our portfolio by proactive leasing and asset management.  We believe our portfolio’s positioning in trade areas with desirable demographics provides us with strong negotiating leverage with tenants.  Our historical 9.2% and 14.5% annual growth in cash leasing spreads over expiring rents for the five and ten year periods ended December 31, 2013, respectively, reflects our competitive positioning and the strategic importance of our portfolio’s location to tenants.

Maintain a flexible balance sheet to support growth.  We will proactively manage our balance sheet to be flexible and to provide significant capacity for growth.  Over time, we intend to pursue an investment grade credit rating and expect that internally generated funds and funds from selective asset sales will also be available to support growth.

Target a diverse and creditworthy tenant base.  Our tenant base comprises a diverse group of merchants, including department stores, grocers, category killers, discounters, entertainment offerings, health clubs, DIY stores, in-line specialty shops, restaurants and other food and beverage vendors, service providers and other specialized retailers.  We believe that this diversification provides stability to our cash flows as no specific retail category comprises more than 20% of our portfolio’s annual base rental revenue and no one retailer contributed more than 7% of our annual base rental revenue in 2013.  We intend to maintain the credit quality of our tenant base, which currently has 58% of our top 25 tenants by 2013 rental revenue possessing investment grade credit ratings from Standard & Poor’s or Moody’s.

Constant portfolio evaluation and, where appropriate, pruning. We intend to constantly evaluate the future prospects for each shopping center and, where appropriate, to dispose of those properties that we do not believe will meet our investment criteria in the long-term.  The proceeds from any such disposition would typically be reinvested in our portfolio via acquisition or redevelopment or used to pay down debt.

Our Portfolio

Initially, our portfolio will consist of 85 properties, including 80 strip centers aggregating 12.6 million square feet, four malls aggregating 3.4 million square feet and a warehouse park adjacent to our East Hanover strip center.  Our properties include existing, vested entitlements for approximately 425,000 square feet of new development where most infrastructure such as utilities and paving is already in place.  They also include an additional 30 acres of unentitled and unimproved land adjacent to existing centers that could support approximately 125,000 square feet of new development once entitled and infrastructured.

The following tables set forth our occupancy rates and average annual base rent per square foot for our strip center and mall properties as of June 30, 2014 and as of December 31 for the last five years.

Strip Centers

As of	Square Feet Owned	Occupancy Rate	Average Annual Base Rent per Square Foot
June 30, 2014	12,129,000	94.8%	$17.54
December 31, 2013	12,130,000	95.5%	17.50
December 31, 2012	11,877,000	95.2%	17.27
December 31, 2011	11,879,000	95.4%	16.92
December 31, 2010	12,006,000	95.0%	16.19
December 31, 2009	11,774,000	94.5%	15.93

Malls

As of	Square Feet Owned	Occupancy Rate	Average Annual Base Rent per Square Foot
June 30, 2014	2,353,000	94.8%	$26.08
December 31, 2013	2,352,000	95.4%	25.95
December 31, 2012	2,346,000	93.6%	26.20
December 31, 2011	2,305,000	92.9%	25.49
December 31, 2010	2,133,000	93.5%	26.47
December 31, 2009	2,071,000	94.3%	25.01

Bergen Town Center

One of our properties, the Bergen Town Center mall, accounted for 10% or more of our total revenue for the year ended December 31, 2013.  We consider Bergen Town Center, with its mix of Target, Century 21, Whole Foods, Nordstrom Rack, Bloomingdale’s Outlet, Off Fifth by Saks, Neiman Marcus Last Call Studio, Marshalls, HomeGoods, Nike and a variety of outlets and food offerings, to be the best hybrid retail offering in America.

The following table sets forth the occupancy rates and average annual base rent per square foot for the Bergen Town Center mall as of June 30, 2014 and as of December 31 for the last five years:

As of	Rentable Square Feet	Occupancy Rate	Average Annual Base Rent per Square Foot
June 30, 2014	952,000	99.4%	$30.33
December 31, 2013	951,000	99.5%	29.66
December 31, 2012	928,000	98.9%	30.55
December 31, 2011	901,000	95.8%	29.84
December 31, 2010	866,000	99.0%	28.70
December 31, 2009	804,000	100.0%	25.87

As of December 31, 2013, two tenants, Target and Century 21, each occupied more than 10% of the total rentable square footage of Bergen Town Center.  The following table sets forth information regarding the business of those tenants and the principal provisions of their leases:

			2013 Annual Base Rent
Tenant	Principal Nature of Business	Square Feet Leased	Total	Per Square Foot	Lease Expiration	Renewal Option
Target	Retail	180,385	$1,848,666	$10.25	1/31/2030	Eight 5-year options

Century 21	Retail	156,649	$3,085,619	$19.70	1/31/2027	Four 5-year options

The table below sets forth lease expirations for the Bergen Town Center mall, assuming none of the tenants exercise renewal options as of June 30, 2014.

	Number of	Square Feet of	Percentage of	Weighted Average Annual Base Rent of Expiring Leases		% of Weighted Average Annual
	Expiring	Expiring	Total		Per Square	Base Rent of
Year	Leases	Leases	Square Feet	Total	Foot	Expiring Leases
Month-to-month	1	954	0.1%	$ 97,416	$102.11	0.3%
2014	-	-	-	-	-	-
2015	4	11,261	1.2%	778,656	69.15	2.7%
2016	13	63,132	6.7%	2,531,964	40.11	8.9%
2017	4	13,498	1.4%	567,420	42.04	2.0%
2018	3	7,651	0.8%	264,372	34.55	0.9%
2019	15	91,301	9.7%	3,638,688	39.85	12.7%
2020	12	77,898	8.2%	3,475,608	44.62	12.2%
2021	3	59,383	6.3%	2,353,284	39.63	8.2%
2022	3	27,763	2.9%	945,480	34.06	3.3%
2023	4	34,821	3.7%	1,174,968	33.74	4.1%
2024	3	67,916	7.2%	2,445,360	36.01	8.6%
Subsequent	9	489,800	51.8%	10,291,644	21.01	36.1%

The current real estate tax rate for the Bergen Town Center mall is $17.26 per $1,000 of assessed value. Real estate taxes for the years ended December 31, 2013 and 2012 were $4,782,113 and $4,578,628, respectively.

The following table sets forth for the Bergen Town Center mall each of the following: (i) tax basis (determined for U.S. federal income tax purposes), (ii) depreciation rate, (iii) method and (iv) life claimed with respect to such property or component thereof for purposes of depreciation.

	Federal Tax Basis
Property	December 31, 2013	Rate	Method	Life Claimed
Bergen Town Center	$293,235,000	Various	Straight-line	1-39 years

As of December 31, 2013, the book basis for Bergen Town Center was $379,404,000.

The Bergen Town Center mall is subject to a mortgage that, as of June 30, 2014, had a principal balance of $300,000,000 and an interest rate of 3.56%.  This loan is interest only, matures on April 8, 2023 and is prepayable through defeasance beginning in 2015.

In the opinion of our management, the Bergen Town Center mall is adequately covered by insurance.

Additional information on our portfolio of properties is provided in the tables below:

SpinCo Property Information

(as of June 30, 2014)

				Square Feet
Property	% Ownership	% Occupancy	Weighted Average Annual Rent PSF(1)	Total Property	Owned by Company	Owned By Tenant	Encumbrances(7) (in thousands)		Major Tenants

STRIP CENTERS:
New Jersey:
East Brunswick (325 - 341 Route 18 South)	100.0%	100.0%	$16.67	427,000	254,000	173,000	$36,187	(2)	Kohl’s, Dick’s Sporting Goods, P.C. Richard & Son, T.J. Maxx, Lowe’s, LA Fitness (lease not commenced)
North Bergen (Tonnelle Avenue)	100.0%	98.9%	24.45	410,000	204,000	206,000	75,000		Wal-Mart, BJ’s Wholesale Club, PetSmart, Staples
East Hanover (200 - 240 Route 10 West)	100.0%	85.7%	19.40	343,000	337,000	6,000	37,756	(2)	The Home Depot, Dick’s Sporting Goods, Marshalls
Bricktown	100.0%	94.7%	18.50	279,000	276,000	3,000	31,535	(2)	Kohl’s, ShopRite, Marshalls
Union (Route 22 and Morris Avenue)	100.0%	99.4%	25.36	276,000	113,000	163,000	31,914	(2)	Lowe’s, Toys “R” Us, Office Depot
Hackensack	100.0%	74.5%	23.42	275,000	269,000	6,000	40,028	(2)	The Home Depot, Staples, Petco
Totowa	100.0%	100.0%	19.28	271,000	177,000	94,000	24,449	(2)	The Home Depot, Bed Bath & Beyond, buybuyBaby, Marshalls, Staples
Cherry Hill	100.0%	96.6%	16.13	261,000	68,000	193,000	13,685	(2)	Wal-Mart, Toys “R” Us
Jersey City	100.0%	100.0%	21.79	236,000	66,000	170,000	20,014	(2)	Lowe’s, P.C. Richard & Son
Union (2445 Springfield Avenue)	100.0%	100.0%	17.85	232,000	232,000	-	28,128	(2)	The Home Depot
Middletown	100.0%	94.9%	14.75	231,000	179,000	52,000	17,147	(2)	Kohl’s, Stop & Shop
Woodbridge	100.0%	84.1%	22.42	226,000	86,000	140,000	20,393	(2)	Wal-Mart
Marlton	100.0%	100.0%	13.94	213,000	209,000	4,000	17,039	(2)	Kohl’s(3), ShopRite, PetSmart
North Plainfield (ground leased through 2060)	100.0%	85.0%	17.75	212,000	60,000	152,000	-		Costco, The Tile Shop
Bergen Town Center - East, Paramus	100.0%	93.6%	36.42	211,000	44,000	167,000	-		Lowe’s, REI
Manalapan	100.0%	99.3%	16.58	208,000	206,000	2,000	20,771	(2)	Best Buy, Bed Bath & Beyond, Babies “R” Us, Modell’s Sporting Goods, PetSmart
East Rutherford	100.0%	100.0%	34.34	197,000	42,000	155,000	13,415	(2)	Lowe’s
Garfield	100.0%	100.0%	21.47	195,000	46,000	149,000	-		Wal-Mart, Marshalls
Morris Plains	100.0%	95.9%	20.71	177,000	176,000	1,000	21,096	(2)	Kohl’s, ShopRite(6)
Dover	100.0%	94.0%	11.82	173,000	167,000	6,000	12,982	(2)	ShopRite, T.J. Maxx
Lodi (Route 17 North)	100.0%	100.0%	11.92	171,000	171,000	-	11,197	(2)	National Wholesale Liquidators
Watchung	100.0%	96.6%	25.40	170,000	54,000	116,000	14,875	(2)	BJ’s Wholesale Club
Lawnside	100.0%	100.0%	14.11	145,000	142,000	3,000	10,548	(2)	The Home Depot, PetSmart
Hazlet	100.0%	100.0%	2.64	123,000	123,000	-	-		Stop & Shop(6)
Kearny	100.0%	43.5%	16.31	104,000	91,000	13,000	-		Marshalls
Turnersville	100.0%	100.0%	6.40	96,000	89,000	7,000	-		Haynes Furniture Outlet (The Dump)
Lodi (Washington Street)	100.0%	94.1%	19.82	85,000	85,000	-	-		Blink Fitness, Aldi
Carlstadt (ground leased through 2050)	100.0%	95.2%	21.63	78,000	78,000	-	-		Stop & Shop
Paramus (ground leased through 2033)	100.0%	100.0%	42.23	63,000	63,000	-	-		24 Hour Fitness
North Bergen (Kennedy Boulevard)	100.0%	100.0%	26.76	62,000	6,000	56,000	5,031	(2)	Food Basics
South Plainfield (ground leased through 2039)	100.0%	85.9%	22.04	56,000	56,000	-	5,058	(2)	Staples, Party City
Englewood	100.0%	73.6%	25.14	41,000	41,000	-	11,673		New York Sports Club
Eatontown	100.0%	100.0%	28.09	30,000	30,000	-	-		Petco
East Hanover (280 Route 10 West)	100.0%	94.0%	32.00	26,000	26,000	-	4,490	(2)	REI
Montclair	100.0%	100.0%	23.34	18,000	18,000	-	2,596	(2)	Whole Foods Market

				Square Feet
Property	% Ownership	% Occupancy	Weighted Average Annual Rent PSF(1)	Total Property		Owned by Company	Owned By Tenant		Encumbrances(7) (in thousands)		Major Tenants
Total New Jersey	100.0%	94.4%	18.56	6,321,000		4,284,000	2,037,000		527,007
New York:
Bronx (Bruckner Boulevard)	100.0%	90.5%	21.05	501,000		387,000	114,000		-		Kmart, Toys “R” Us, Marshalls, Old Navy, Gap
Huntington	100.0%	97.9%	14.80	328,000		209,000	119,000		16,444	(2)	The Home Depot(4), Kmart, Marshalls, Old Navy, Petco
Buffalo (Amherst)	100.0%	100.0%	8.94	311,000		242,000	69,000		-		BJ’s Wholesale Club, T.J. Maxx, HomeGoods, Toys “R” Us, LA Fitness (lease not commenced)
Rochester	100.0%	100.0%	-	205,000		-	205,000		4,327	(2)	Wal-Mart
Mt. Kisco	100.0%	100.0%	22.35	189,000		72,000	117,000		27,973		Target, A&P
Freeport (437 East Sunrise Highway)	100.0%	100.0%	18.61	173,000		173,000	-		21,096	(2)	The Home Depot, Staples
Rochester (Henrietta) (ground leased through 2056)	100.0%	96.2%	3.81	165,000		158,000	7,000		-		Kohl’s
Staten Island	100.0%	88.2%	23.77	165,000		165,000	-		17,000		Western Beef, Planet Fitness
New Hyde Park (ground and building leased through 2029)	100.0%	100.0%	18.73	101,000		101,000	-		-		Stop & Shop
Inwood	100.0%	76.9%	18.90	100,000		100,000	-		-		Stop & Shop
West Babylon	100.0%	80.1%	17.23	79,000		79,000	-		-		Best Market, Rite Aid
Bronx (1750-1780 Gun Hill Road)	100.0%	90.7%	32.27	77,000		77,000	-		-		Aldi, Planet Fitness
Commack (ground and building leased through 2021)	100.0%	100.0%	21.45	47,000		47,000	-		-		PetSmart, Ace Hardware
Dewitt (ground leased through 2041)	100.0%	100.0%	20.46	46,000		46,000	-		-		Best Buy
Freeport (240 West Sunrise Highway) (ground and building leased through 2040)	100.0%	100.0%	20.28	44,000		44,000	-		-		Bob’s Discount Furniture
Oceanside	100.0%	100.0%	27.83	16,000		16,000	-		-		Party City
Total New York	100.0%	94.9%	17.60	2,547,000		1,916,000	631,000		86,840
Pennsylvania:
Allentown	100.0%	90.3%	15.23	554,000	(4)	270,000	284,000	(4)	29,588	(2)	Wal-Mart(4), Burlington Coat Factory, Giant Food, Dick’s Sporting Goods, T.J. Maxx, Petco
Wilkes-Barre	100.0%	100.0%	13.12	329,000	(4)	204,000	125,000	(4)	19,736	(2)	Target(4), Bob’s Discount Furniture, Babies “R” Us, Ross Dress for Less, Marshalls, Petco
Lancaster	100.0%	82.1%	15.33	228,000		58,000	170,000		5,328	(2)	Lowe’s, Sleepy’s
Bensalem	100.0%	98.9%	11.54	185,000		177,000	8,000		14,686	(2)	Kohl’s, Ross Dress for Less, Staples, Petco
Broomall	100.0%	100.0%	11.09	169,000		147,000	22,000		10,548	(2)	Giant Food(3), Planet Fitness, A.C. Moore, PetSmart
Bethlehem	100.0%	95.3%	7.30	167,000		164,000	3,000		5,517	(2)	Giant Food, Petco
York	100.0%	100.0%	9.49	111,000		111,000	-		5,139	(2)	Ashley Furniture, Tractor Supply Company, Petco, Aldi
Glenolden	100.0%	100.0%	25.84	102,000		10,000	92,000		6,761	(2)	Wal-Mart
Wyomissing (ground and building leased through 2065)	100.0%	93.2%	15.56	76,000		76,000	-		-		LA Fitness, PetSmart
Springfield (ground and building leased through 2025)	100.0%	100.0%	20.90	41,000		41,000	-		-		PetSmart
Total Pennsylvania	100.0%	94.5%	12.50	1,962,000		1,258,000	704,000		97,303
California:
San Francisco (2675 Geary Street) (ground and building leased through 2043)	100.0%	100.0%	50.34	55,000		55,000	-		-		Best Buy
Signal Hill	100.0%	100.0%	24.08	45,000		45,000	-		-		Best Buy
Vallejo (ground leased through 2043)	100.0%	100.0%	17.51	45,000		45,000	-		-		Best Buy
Walnut Creek (1149 South Main Street)	100.0%	100.0%	45.11	29,000		29,000	-		-		Barnes & Noble
Walnut Creek (Mt. Diablo)	95.0%	100.0%	70.00	7,000		7,000	-		-		Anthropologie

					Square Feet
Property	% Ownership	% Occupancy	Weighted Average Annual Rent PSF(1)		Total Property		Owned by Company	Owned By Tenant		Encumbrances(7) (in thousands)		Major Tenants
Total California	99.8%	100.0%	35.60		181,000		181,000	-		-
Massachusetts:
Chicopee	100.0%	100.0%	-		224,000		-	224,000		8,195	(2)	Wal-Mart
Springfield	100.0%	97.8%	16.39		182,000		33,000	149,000		5,653	(2)	Wal-Mart
Milford (ground and building leased through 2019)	100.0%	100.0%	8.01		83,000		83,000	-		-		Kohl’s
Cambridge (ground and building leased through 2033)	100.0%	100.0%	21.83		48,000		48,000	-		-		PetSmart, Modell’s Sporting Goods
Total Massachusetts	100.0%	99.2%	13.66		537,000		164,000	373,000		13,848
Maryland:
Baltimore (Towson)	100.0%	100.0%	16.28		155,000		155,000	-		15,416	(2)	Shoppers Food Warehouse, hhgregg, Staples, HomeGoods, Golf Galaxy
Glen Burnie	100.0%	90.5%	10.56		121,000		65,000	56,000		-		Gavigan’s Home Furnishings, Pep Boys
Rockville	100.0%	98.1%	23.80		94,000		94,000	-		-		Regal Cinemas
Wheaton (ground leased through 2060)	100.0%	100.0%	14.94		66,000		66,000	-		-		Best Buy
Total Maryland	100.0%	97.0%	17.09		436,000		380,000	56,000		15,416
Connecticut:
Newington	100.0%	100.0%	18.61		188,000		29,000	159,000		11,089	(2)	Wal-Mart, Staples
Waterbury	100.0%	68.8%	16.45		148,000		143,000	5,000		13,793	(2)	ShopRite
Total Connecticut	100.0%	86.3%	16.96		336,000		172,000	164,000		24,882
Virginia:
Norfolk (ground and building leased through 2069)	100.0%	100.0%	6.44		114,000		114,000	-		-		BJ’s Wholesale Club
Tyson’s Corner (ground and building leased through 2035)	100.0%	100.0%	39.13		38,000		38,000	-		-		Best Buy
Total Virginia	100.0%	100.0%	14.60		152,000		152,000	-		-
South Carolina:
Charleston (ground leased through 2063)	100.0%	100.0%	14.19		45,000		45,000	-		-		Best Buy
New Hampshire:
Salem (ground leased through 2102)	100.0%	100.0%	-		37,000		-	37,000		-		Babies “R” Us
Total SpinCo Strip Centers		94.8%	17.54		12,554,000		8,552,000	4,002,000		765,296
Vornado’s Ownership Interest		94.8%	17.54		12,129,000		8,552,000	3,577,000		765,296
MALLS:
Monmouth Mall, Eatontown, NJ (not consolidated)	50.0%	92.5%	35.29	(5)	1,463,000	(4)	851,000	612,000	(4)	168,117		Boscov’s, Macy’s(4), JCPenney(4), Lord & Taylor, Loews Theatre, Barnes & Noble, Forever 21
Bergen Town Center - West, Paramus, NJ	100.0%	99.4%	43.39	(5)	952,000		921,000	31,000		300,000		Target, Century 21, Whole Foods Market, Marshalls, Nordstrom Rack, Saks Off 5th, HomeGoods, Hennes & Mauritz, Bloomingdale’s Outlet, Nike Factory Store, Old Navy, Nieman Marcus Last Call Studio
Montehiedra, Puerto Rico	100.0%	91.0%	36.22	(5)	542,000		542,000	-		120,000		Kmart, The Home Depot, Marshalls, Caribbean Theatres, Tiendas Capri, Nike Factory Store

Las Catalinas, Puerto Rico	100.0%	91.9%	58.09	(5)	494,000	(4)	355,000	139,000	(4)	-		Sears(4), Kmart,
Total SpinCo Malls		94.4%	$42.08	(5)	3,451,000		2,669,000	782,000		$588,117
Vornado’s Ownership Interest		94.8%	$43.72	(5)	2,353,000		2,244,000	109,000		$504,059
Total SpinCo Retail Space		94.7%			16,005,000		11,221,000	4,784,000		$1,353,413

				Square Feet
Property	% Ownership	% Occupancy	Weighted Average Annual Rent PSF(1)	Total Property	Owned by Company	Owned By Tenant	Encumbrances(7) (in thousands)	Major Tenants
Vornado’s Ownership Interest		94.8%		14,482,000	10,796,000	3,686,000	$1,269,355

East Hanover Warehouse Park	100.0%	45.6%	$4.35	942,000	942,000	-	$-	Foremost Groups Inc., Fidelity Paper & Supply Inc., Consolidated Simon Distributors Inc., Meyer Distributing Inc., Givaudan Flavors Corp.

(1)         Weighted Average Annual Rent PSF excludes ground rent, storage rent and garages.

(2)         These encumbrances are cross-collateralized under a blanket mortgage in the amount of $613,914 as of June 30, 2014.

(3)         The lease for these former Bradlees locations is guaranteed by Stop & Shop.

(4)         Includes square footage of anchors who own their land and building.

(5)         Annualized Rent PSF shown is for in-line tenants only.

(6)         The tenant has ceased operations at these locations but continues to pay rent.

(7)         Unencumbered properties totaled 3,983,000 square feet as of June 30, 2014.

Below is the base rent per square foot for both in-line tenants and anchor tenants for each property:

	Total	In-line	Anchors
Monmouth Mall, Eatontown, NJ	$21.37	$35.29	$8.77
Bergen Town Center – West, Paramus, NJ	30.33	43.39	23.87
Montehiedra, Puerto Rico	18.00	36.22	12.90
Las Catalinas, Puerto Rico	38.13	58.09	13.92
Average	26.08	42.08	16.24

Debt Information
(as of June 30, 2014)

			Balance at
		Interest Rate at June 30,	June 30,	December 31, 2013
	Maturity	2014	2014
			(Amounts in thousands)
First mortgages secured by:
Crossed collateralized mortgage on 40 properties:
Fixed Rate	09/20	4.28%	$553,914	$560,465
Variable Rate(1)	09/20	2.36%	60,000	60,000
Total crossed collateralized			613,914	620,465
Bergen Town Center	04/23	3.56%	300,000	300,000
Montehiedra Town Center(2)	07/16	6.04%	120,000	120,000
North Bergen (Tonnelle Avenue)	01/18	4.59%	75,000	75,000
Wilkes Barre(3)	09/14	6.90%	19,736	19,898
Forest Plaza	07/18	1.45%	17,000	17,000
Mount Kisco (Target)	11/34	7.30%	15,833	16,003
Mount Kisco (A&P)	02/15	7.20%	12,140	12,203
Englewood	10/18	6.22%	11,673	11,760
Lodi(4)			–	8,433
			$1,185,296	$1,200,762

(1)          Subject to a LIBOR floor of 1.00%.

(2)          On May 13, 2013, Vornado notified the lender that due to tenants vacating, the property’s operating cash flow will be insufficient to pay the debt service; accordingly, at Vornado’s request, the mortgage loan was transferred to the special servicer.  Although discussions with the special servicer to restructure the terms of the loan are ongoing, there can be no assurance as to the ultimate resolution of this matter.

(3)          This loan was repaid on August 11, 2014.

(4)          This loan was repaid on March 3, 2014.

Top Ten Tenants

As of December 31, 2013, our top ten tenants measured by 2013 rental revenue are as follows:

Tenant	Square Feet Leased	2013 Rental Revenues	Percentage of Total Annual Rental Revenues
The Home Depot	865,000	$13,954,000	6.0%
Wal-Mart/Sam’s Wholesale	1,439,000	10,458,000	4.5%
Best Buy	368,000	9,232,000	4.0%
Lowe’s	976,000	8,520,000	3.7%
Stop & Shop	633,000	7,449,000	3.2%
The TJX Companies, Inc.	518,000	7,308,000	3.2%
Kohl’s	716,000	6,656,000	2.9%
ShopRite	337,000	5,298,000	2.3%
Sears and Kmart	547,000	5,001,000	2.2%
BJ’s Wholesale Club	454,000	4,864,000	2.1%
	6,853,000	$78,740,000	34.1%

As of December 31, 2013, the composition of our 2013 rental revenue by type of retail tenant is as follows:

Discount Stores	20%
Home Improvement	11%
Supermarkets	10%
Family Apparel	8%
Home Entertainment and Electronics	7%
Restaurants	7%
Banking and Other Business Services	4%
Personal Services	4%
Sporting Goods, Toys and Hobbies	4%
Home Furnishings	3%
Women’s Apparel	3%
Membership Warehouse Clubs	2%
Other	17%
100%

Lease Expirations

The table below sets forth lease expirations for all of our properties as of June 30, 2014, assuming none of the tenants exercise renewal options.

	Number of	Square Feet of	Percentage of Retail	Weighted Average Annual Base Rent of Expiring Leases		% of Annual
	Expiring	Expiring	Properties		Per Square	Rental
Year	Leases	Leases	Square Feet	Total	Foot	Revenue

Month to month	13	37,542	0.3%	$ 1,134,204	$ 30.21	0.5%

2014	37	172,666	1.3%	4,493,724	26.03	2.1%

2015	73	398,287	3.0%	11,179,548	28.07	5.1%

2016	87	657,255	5.0%	13,707,672	20.86	6.3%

2017	75	461,325	3.5%	9,795,912	21.23	4.5%

2018	73	1,266,124	9.6%	20,450,736	16.15	9.4%

2019	92	1,181,913	9.0%	24,437,928	20.68	11.2%

2020	57	1,094,952	8.3%	17,980,380	16.42	8.2%

2021	43	675,065	5.1%	11,970,996	17.73	5.5%

2022	49	963,375	7.3%	12,646,236	13.13	5.8%

2023	46	1,044,252	7.9%	18,719,196	17.93	8.6%

2024	51	1,314,006	10.0%	17,499,528	13.32	8.0%

Subsequent	70	3,882,820	29.7%	53,959,632	13.90	24.8%

Financing

Upon completion of the separation, we expect to assume all of the existing secured, property-level indebtedness related to the SpinCo portfolio.  As of June 30, 2014, the portfolio had approximately $1.185 billion of total combined debt outstanding plus $84.1 million of indebtedness representing our pro rata (50%) share of indebtedness of a joint venture.

We look at several metrics to assess overall leverage levels, including debt to total asset value and total debt to net operating income ratios. We expect that we may, from time to time, re-evaluate our strategy with respect to leverage in light of the current economic conditions; relative costs of debt and equity capital; market values of our properties; acquisition, development, and expansion opportunities; and other factors, including meeting the taxable income distribution requirement for REITs under the Code in the event we have taxable income without receipt of cash sufficient to enable us to meet such distribution requirements. Our preference is to obtain fixed rate, long-term debt for our properties.

Competition

Our direct competitors include other publicly-traded strip center operating and development companies, private retail real estate companies, commercial property developers and other owners of retail real estate that engage in similar businesses. We compete for retail tenants and the nature and extent of the competition we face varies from property to property. We primarily face competition from other strip centers within our trade areas.

We believe the principal factors that retailers consider in making their leasing decisions include:

•                  Consumer demographics;

•                  Quality, design and location of properties;

•                  Local competitive alignment;

•                  Diversity of retailers and anchor tenants;

•                  Management and operational expertise; and

•                  Rental rates.

In addition, because our revenue potential is linked to the success of our retailers, we indirectly share exposure to the same competitive factors that our retail tenants experience in their respective markets when trying to attract individual shoppers. These dynamics include general competition from other strip centers and malls, as well as competition from Internet sales, catalog companies, and telemarketing.

Seasonality

Our revenues and expenses are, to some extent, subject to seasonality during the year, which impacts quarterly net earnings, cash flows and funds from operations, and therefore impacts comparisons of the current quarter to the previous quarter.

Employees

Following the separation, we expect to have approximately 100 employees.

Insurance

Vornado maintains general liability insurance with limits of $300,000,000 per occurrence and all-risk property and rental value insurance coverage with limits of $2.0 billion per occurrence, with sub-limits for certain perils such as floods and earthquakes on each of Vornado’s properties.  Vornado also maintains coverage for terrorist acts with limits of $4.0 billion per occurrence and in the aggregate, and $2.0 billion per occurrence and in the aggregate for nuclear, biological, chemical and radiological (“NBCR”) terrorism events, as defined by the Terrorism Risk Insurance Program Reauthorization Act, which expires in December 2014.  Insurance premiums are charged directly to each of the retail properties.  SpinCo intends to obtain appropriate insurance coverage on its own and coverages may differ from those noted above.  Also, the resulting insurance premiums may differ materially from amounts included in the accompanying combined financial statements. SpinCo will be responsible for deductibles and losses in excess of insurance coverage, which could be material.

Regarding coverage for acts of terrorism, SpinCo will continue to monitor the state of the insurance market and the scope and costs of coverage, but cannot anticipate what coverage will be available on commercially reasonable terms in the future.

SpinCo’s mortgage loans are non-recourse and contain customary covenants requiring adequate insurance coverage.  Although we believe that we currently have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. If lenders insist on greater coverage than SpinCo is able to obtain, it could adversely affect the ability to finance or refinance the properties.

Legal Proceedings

We are from time to time involved in legal actions arising in the ordinary course of business. In our opinion, after consultation with legal counsel, the outcome of such matters is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on such real estate. These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of remediation or removal of such substances may be substantial and the presence of such substances, or the failure to promptly remediate such substances, may adversely affect the owner’s ability to sell such real estate or to borrow using such real estate as collateral. In connection with our ownership and operation of our properties, we may be potentially liable for such costs. The operations of current and former tenants at our properties have involved, or may have involved, the use of hazardous materials or generated hazardous wastes. The release of such hazardous materials and wastes could result in our incurring liabilities to remediate any resulting contamination if the responsible party is unable or unwilling to do so. In addition, our properties are exposed to the risk of contamination originating from other sources. While a property owner generally is not responsible for remediating contamination that has migrated onsite from an offsite source, the contaminant’s presence can have adverse effects on operations and re-development of our properties.

Most of our properties have been subject, at some point, to environmental assessments that are intended to evaluate the environmental condition of the subject and surrounding properties. These environmental assessments generally have included a historical review, a public records review, a visual inspection of the site and surrounding properties, screening for the presence of asbestos-containing materials, polychlorinated biphenyls and underground storage tanks and the preparation and issuance of a written report. They have not, however, included extensive sampling or subsurface investigations. Soil and/or groundwater testing is conducted at our properties, when necessary, to further investigate any issues raised by the initial assessment that could reasonably be expected to pose a material concern to the property or result in us incurring material environmental liabilities. In each case where the environmental assessments have identified conditions requiring remedial actions required by law, Vornado has initiated the appropriate actions.

None of the environmental assessments conducted by us at the properties have revealed any environmental liability that we believe would have a material adverse effect on our overall business, financial condition or results of operations. Nevertheless, it is possible that these assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware.

Other Policies

The following is a discussion of our Investment Policies, Financing Policies, Conflicts of Interest Policies and certain other policies. One or more of these policies may be amended or rescinded from time to time without a shareholder vote.

Investment Policies

We are in the business of owning and operating strip centers and malls in high barrier-to-entry, densely populated markets such as New Jersey, New York and Pennsylvania.  We may seek to make acquisitions in similar high barrier-to-entry, densely populated markets.

Subject to REIT limitations, we may invest in the securities of other issuers in connection with acquisitions of indirect interests in real estate. Such an investment would normally be in the form of general or limited partnership or membership interests in special purpose partnerships and limited liability companies that own one or more properties.

We do not base our acquisitions and investments on specific allocations by type of property.  As part of Vornado, we have historically held our properties for long-term investment. It is possible, however, that properties in our portfolio may be sold when circumstances warrant. Further, we have not adopted a policy that limits the amount or percentage of assets which could be invested in a specific property or property type. While we may seek the vote of our shareholders in connection with any particular material transaction to the extent required by applicable law, generally our activities are reviewed and may be modified from time to time by our board of trustees without the vote of our shareholders.

After the separation, Vornado and its affiliates will have no input or effect upon our investment decisions, whether through the Transition Services Agreement or otherwise, except to the extent that trustees or employees of Vornado serve as trustees of SpinCo.

Financing Policies

We expect to access the capital markets to raise the funds necessary to finance operations, acquisitions, development and redevelopment opportunities, and to refinance maturing debt. We expect that we will have to comply with customary covenants contained in any financing agreements that could, among other things, limit our ratio of debt to total assets or market value.  We have not determined any specific leverage targets.

If our board of trustees determines to seek additional capital, we may raise such capital by offering equity or debt securities, creating joint ventures with existing ownership interests in properties, entering into joint venture arrangements for new acquisition and development projects, retaining cash flows or a combination of these methods. If the board of trustees determines to raise equity capital, it may, without shareholder approval, issue additional common shares or other shares of beneficial interest. The board of trustees may issue shares in any manner and on such terms and for such consideration as it deems appropriate. Such securities may be senior to the outstanding classes of common shares. Such securities also may include additional classes of preferred shares, which may or may not be convertible into common shares. Existing shareholders have no preemptive right to purchase shares in any subsequent offering of our securities. Any such offering could dilute a shareholder’s investment in us.

We expect most future borrowings would be made through SpinCo, L.P. or its subsidiaries. We might, however, incur borrowings at SpinCo that would be reloaned to SpinCo, L.P. Borrowings may be in the form of bank borrowings, publicly and privately placed debt instruments, or purchase money obligations to the sellers of properties. Any such indebtedness may be secured or unsecured. Any such indebtedness may also have full or limited recourse to the borrower or be cross-collateralized with other debt, or may be fully or partially guaranteed by SpinCo, L.P. Although we may borrow to fund the payment of dividends, we currently have no expectation that we will regularly do so.

We may also finance acquisitions through the issuance of common shares or preferred shares, the issuance of additional units of partnership interest in SpinCo, L.P., the issuance of preferred units of SpinCo, L.P., the issuance of other securities including mortgage debt or sale or exchange of ownership interests in properties.

SpinCo, L.P. may also issue units to transferors of properties or other partnership interests which may permit the transferor to defer gain recognition for tax purposes.

We do not have a policy limiting the number or amount of mortgages that may be placed on any particular property. Mortgage financing instruments, however, usually limit additional indebtedness on such properties. Additionally, other contracts may limit our ability to borrow and contain limits on the amount of secured indebtedness we may incur.

Typically, we will invest in or form special purpose entities to assist us in obtaining secured permanent financing at attractive terms. Permanent financing may be structured as a mortgage loan on a single property, or on a group of properties, and will generally require us to provide a mortgage lien on the property or properties in favor of an institutional third party, as a joint venture with a third party, or as a securitized financing. For securitized financings, we may create special purpose entities to own the properties. These special purpose entities, which are common in the real estate industry, are intended to be structured so that they would not be consolidated in a bankruptcy proceeding involving a parent company. We will decide upon the structure of the financing based upon the best terms then available to us and whether the proposed financing is consistent with our other business objectives. For accounting purposes, we will include the outstanding securitized debt of special purpose entities owning consolidated properties as part of our consolidated indebtedness.

Conflicts of Interest Policies

Following the distribution of our common shares by each of VRLP and Vornado, we expect to have policies designed to reduce or eliminate potential conflicts of interest. We expect to adopt governance guidelines governing our affairs and those of our board of trustees (the “Governance Guidelines”), as well as written charters for each of the standing committees of our board of trustees.

In addition, we expect to have a Code of Business Conduct and Ethics, which will apply to all of our officers, trustees, and employees. Any transaction between us and any officer, trustee, or 5% shareholder must be approved pursuant to the related party transaction policy we expect to adopt.

At least a majority of the members of our board of trustees and every member of our nominating and governance committee, audit committee and compensation committee must qualify as independent under the listing standards for companies.

Certain Other Policies

We intend to make investments which are consistent with our qualification as a REIT, unless the board of trustees determines that it is no longer in our best interests to so qualify as a REIT.

We may issue senior securities, purchase and sell investments, offer securities in exchange for property and repurchase or reacquire shares or other securities in the future. To the extent we engage in these activities, we will comply with applicable law. We do not currently intend to repurchase or otherwise reacquire our common shares. We do not intend to underwrite the securities of other issuers.

We will make reports to our security holders in accordance with the NYSE rules and containing such information, including financial statements certified by independent public accountants, as required by the NYSE.

We do not currently have policies in place with respect to making loans to other persons (other than our conflict of interest policies described above).

MANAGEMENT

Executive Officers Following the Separation

SpinCo will be led by Jeffrey S. Olson as its Chairman of the Board of Trustees and Chief Executive Officer. Robert Minutoli, currently Executive Vice President responsible for Vornado’s strip center and mall portfolio, will serve as Chief Operating Officer. We are in the process of identifying the other individuals who will serve as our executive officers following the separation. These executive officers will be appointed prior to the distribution, and we will include information concerning them in an amendment to this information statement. Upon completion of the separation, none of SpinCo’s executive officers will be affiliated with Vornado.

Jeffrey S. Olson. Mr. Olson served as chief executive officer and a member of the board of directors of Equity One, Inc. from 2006 until September 1, 2014, when he joined Vornado in order to work on the separation.  From 2006-2008, Mr. Olson also served as the president of Equity One. Prior to joining Equity One, he served as president of the Eastern and Western Regions of Kimco Realty Corporation from 2002 to 2006. Mr. Olson worked on Wall Street from 1996 to 2001 as a REIT analyst with Salomon Brothers, CIBC and UBS. Spanning the five year period from 1991 to 1996, he held a variety of financial and accounting positions at The Mills Corporation. Mr. Olson also practiced public accounting at Reznick, Fedder and Silverman, CPAs, where he worked from 1986 to 1990. Mr. Olson has a Masters of Science in Real Estate from The Johns Hopkins University, a Bachelor of Science in Accounting from the University of Maryland and was previously a Certified Public Accountant. Mr. Olson is on the board of NAREIT and also serves as a member of The Browning School’s Board of Trustees. Vornado’s board of trustees has concluded that Mr. Olson’s qualifications to serve on our board include his experience as chief executive officer of Equity One and general expertise in real estate operations, as well as his knowledge of the REIT industry developed as an analyst covering many U.S. REITs.

Robert Minutoli. Mr. Minutoli has been responsible for Vornado’s malls since 2009 and its malls and strip centers since 2012.  Prior to joining Vornado, he was Executive Vice President-New Business and a member of the Executive Committee at The Rouse Company, where he spent 27 years.  At Rouse, he held various construction, development, acquisitions/dispositions and business development positions.  From 1972-1977 he was a commissioned officer in the U.S. Army Corps of Engineers.  Mr. Minutoli has a B.S. degree from the Unites States Military Academy and an MBA from Golden Gate University.  He has deep knowledge of and experience with SpinCo’s portfolio and its tenant base.

Board of Trustees Following the Separation

Under Maryland law, the business and affairs of SpinCo will be managed under the direction of its board of trustees. SpinCo’s declaration of trust and bylaws will provide that the number of trustees may be fixed by the board from time to time. We currently expect that, upon the consummation of the separation, our board of trustees will consist of seven or more members, a majority of whom we expect to satisfy the independence standards established by the Sarbanes-Oxley Act and the applicable rules of the SEC and the NYSE. Upon completion of the separation, only one trustee of SpinCo, Steven Roth, will be affiliated with Vornado.

The following table sets forth information with respect to those persons who are expected to serve on SpinCo’s board of trustees following the completion of the separation. SpinCo will name additional nominees prior to the separation.

Name	Age	Title
Jeffrey S. Olson	46	Chairman of the Board of Trustees
Steven Roth	72	Trustee

Set forth below is biographical information about the expected trustees identified above, as well as a description of the specific skills and qualifications such candidates are expected to provide to SpinCo’s board of trustees.

Jeffrey S. Olson. Mr. Olson served as chief executive officer and a member of the board of directors of Equity One, Inc. from 2006 until September 1, 2014, when he joined Vornado in order to work on the separation.  From 2006-2008, Mr. Olson also served as the president of Equity One. Prior to joining Equity One, he served as president of the Eastern and Western Regions of Kimco Realty Corporation from 2002 to 2006. Mr. Olson worked on Wall Street from 1996 to 2001 as a REIT analyst with Salomon Brothers, CIBC and UBS. Spanning the five year period from 1991 to 1996, he held a variety of financial and accounting positions at The Mills Corporation. Mr. Olson also practiced public accounting at Reznick, Fedder and Silverman, CPAs, where he worked from 1986 to 1990. Mr. Olson has a Masters of Science in Real Estate from The Johns Hopkins University, a Bachelor of Science in Accounting from the University of Maryland and was previously a Certified Public Accountant. Mr. Olson is on the board of NAREIT and also serves as a member of The Browning School’s Board of Trustees. Vornado’s board of trustees has concluded that Mr. Olson’s qualifications to serve on our board include his experience as chief executive officer of Equity One and general expertise in real estate operations, as well as his knowledge of the REIT industry developed as an analyst covering many U.S. REITs.

Steven Roth. Mr. Roth has been the Chairman of the Board of Trustees of Vornado since May 1989 and Chairman of the Executive Committee of the Board of Trustees of Vornado since April 1980. From May 1989 until May 2009, Mr. Roth served as Vornado’s Chief Executive Officer, and has been serving as Chief Executive Officer again from April 15, 2013 until the present. Since 1968, he has been a general partner of Interstate Properties and he currently serves as its Managing General Partner. He is the Chairman of the Board and Chief Executive Officer of Alexander’s, Inc. Mr. Roth was a director of J. C. Penney Company, Inc. (a retailer) from 2011 until September 13, 2013. In addition, from 2005 until February 2011, Mr. Roth was a director of Toys “R” Us, Inc.

Election of Trustees

At the time of the separation, SpinCo expects that its board of trustees will consist of the trustees set forth above, who will be divided as equally as possible into three separate classes. The initial terms of the first, second and third classes will expire at the first, second and third annual meetings of shareholders, respectively, held following the separation. Initially, shareholders will elect only one class of trustees each year. Shareholders will elect successors to trustees of the first class for a two-year term and successors to trustees of the second class for a one-year term, in each case upon the expiration of the terms of the initial trustees of each class.  Commencing with the 2017 annual meeting of shareholders, each trustee shall be elected annually for a term of one year and shall hold office until the next succeeding annual meeting and until a successor is duly elected and qualifies. At any meeting of shareholders for the election of trustees at which a quorum is present, the election will be determined by a plurality of the votes cast by the shareholders entitled to vote in the election.  At such time as our board of trustees ceases to be classified, our board of trustees will amend our bylaws to provide that a majority of all the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be required to elect a trustee, unless the election is contested, in which case a plurality shall be sufficient.

Trustee Compensation

We have not yet determined the material elements of the compensation of the individuals who will be our trustees, if any.  We expect to include information regarding trustee compensation in subsequent amendments to this information statement.

Trustee Independence

A majority of SpinCo’s board of trustees will at all times be comprised of trustees who are “independent” as defined by the rules of the NYSE and the Governance Guidelines that will be adopted by the board. Our board of trustees is expected to establish categorical standards to assist it in making its determination of trustee independence. For relationships that are either not covered by or do not satisfy the categorical standards, the determination of whether the relationship is material and therefore whether the trustee qualified as independent or not, may be made by the Corporate Governance and Nominating Committee or the board. SpinCo shall explain in the annual meeting proxy statement immediately following any such determination the basis for any determination that a relationship was immaterial despite the fact that it did not meet the categorical standards adopted by the board.

Committees of the Board of Trustees

Effective upon the completion of the separation, SpinCo’s board of trustees will have the following three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Audit Committee.                  ,                   and                   are expected to be the members of the board’s Audit Committee. Each of the members of the Audit Committee will be independent, as defined by the rules of the NYSE, Section 10A(m)(3) of the Securities Exchange Act of 1934, the rules and regulations of the SEC, and in accordance with the company’s Governance Guidelines. The Audit Committee’s purposes are to (i) assist the Board in its oversight of (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent registered public accounting firm’s qualifications and independence, and (d) the performance of the independent registered public accounting firm and the company’s internal audit function; and (ii) prepare an Audit Committee report as required by the SEC for inclusion in our annual proxy statement. The function of the Audit Committee is oversight. The management of the company is responsible for the preparation, presentation and integrity of our financial statements and for the effectiveness of internal control over financial reporting. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for planning and carrying out a proper audit of our annual financial statements, reviewing our quarterly financial statements prior to the filing of each Quarterly Report on Form 10-Q and annually auditing the effectiveness of internal control over financial reporting and other procedures. The Audit Committee shall consist of no fewer than three members, and at least one member of the Audit Committee must qualify as a “financial expert” as defined by the SEC. In addition, this committee will meet as often as it determines, but not less frequently than quarterly.

Compensation Committee.                  ,                   and                   are expected to be the members of the board’s Compensation Committee. Each of the members of the Compensation Committee will be independent, as defined by the rules of the NYSE, Section 10A(m)(3) of the Securities Exchange Act of 1934, the rules and regulations of the SEC, and in accordance with the company’s Governance Guidelines. The Compensation Committee is responsible for establishing the terms of the compensation of the executive officers and the granting and administration of awards under any company share plans. Compensation decisions for our executive officers are made by the Compensation Committee. Decisions regarding compensation of other employees are made by our Chief Executive Officer and are subject to review and approval of the Compensation Committee. Compensation decisions for our trustees are made by the Compensation Committee and/or the full board.

The agenda for meetings of the Compensation Committee is determined by its Chairman with the assistance of the company’s Secretary and/or other members of management. Compensation Committee meetings are attended from time to time by members of management at the invitation of the Compensation Committee. The Compensation Committee’s Chairman reports the committee’s determination of executive compensation to the board. The Compensation Committee has authority under its charter to elect, retain and approve fees for, and to terminate the engagement of, compensation consultants, special counsel or other experts or consultants as it deems appropriate to assist in the fulfillment of its responsibilities. The Compensation Committee reviews the total fees paid by us to outside consultants to ensure that such consultants maintain their objectivity and independence when rendering advice to the committee. The Compensation Committee may receive advice from compensation consultants, special counsel or other experts or consultants only after consideration of relevant factors related to their fees, services and potential conflicts of interests, as outlined in the Compensation Committee’s Charter.

The Compensation Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the committee. In particular, the Compensation Committee may delegate the approval of certain transactions to a subcommittee consisting solely of members of the committee who are (i) “Non-Employee Directors” for the purposes of SEC Rule 16b-3; and (ii) “outside directors” for the purposes of Section 162(m) of the Internal Revenue Code. Currently, all members of the Compensation Committee are expected to meet these criteria. The Compensation Committee shall consist of no fewer than two members. In addition, this committee will meet at least once annually, or more frequently as circumstances may dictate.

Corporate Governance and Nominating Committee.                  ,                   and                   are expected to be the members of the board’s Corporate Governance and Nominating Committee. Each of the members of the Corporate Governance and Nominating Committee will be independent, as defined by the rules of the NYSE, Section 10A(m)(3) of the Securities Exchange Act of 1934, the rules and regulations of the SEC, and in accordance with the company’s Governance Guidelines.

The Corporate Governance and Nominating Committee’s responsibilities include the selection of potential candidates for the board and the development and review of our Governance Guidelines. It also reviews trustee compensation and benefits, and oversees annual self-evaluations of the board and its committees. The committee also makes recommendations to the board concerning the structure and membership of the other board committees as well as management succession plans. The committee selects and evaluates candidates for the board in accordance with the criteria set out in the company’s Governance Guidelines and as are set forth below. The committee is then responsible for recommending to the Board a slate of candidates for trustee positions for the board’s approval.

The Corporate Governance and Nominating Committee will consist of at least one member. In addition, this committee will meet at least once annually, or more frequently as circumstances may dictate.

Compensation Committee Interlocks and Insider Participation

During the company’s fiscal year ended December 31, 2013, SpinCo was not an independent company, and did not have a Compensation Committee or any other committee serving a similar function.

Corporate Governance

Shareholder Recommendations for Trustee Nominees

SpinCo’s bylaws will contain provisions that address the process by which a shareholder may nominate an individual to stand for election to the board of trustees. SpinCo expects that the board of trustees will adopt a policy concerning the evaluation of shareholder recommendations of board candidates by the Corporate Governance and Nominating Committee.

Governance Guidelines

The board of trustees is expected to adopt a set of Governance Guidelines in connection with the separation to assist the board in guiding SpinCo’s governance practices. These practices will be regularly re-evaluated by the Corporate Governance and Nominating Committee in light of changing circumstances in order to continue serving SpinCo’s best interests and the best interests of its shareholders.

Communicating with the Board of Trustees

SpinCo’s Governance Guidelines will include procedures by which shareholders and other interested parties may communicate with SpinCo’s independent trustees by calling a phone number. A recording of each phone call will be sent to one member of the Audit Committee as well as to a member of management who may respond to any such call if the caller provides a return number.

Trustee Qualification Standards

SpinCo’s Governance Guidelines will provide that the Corporate Governance and Nominating Committee is responsible for recommending to the board a slate of trustees or one or more nominees to fill vacancies occurring between annual meetings of shareholders.

The process that this committee will use to identify a nominee to serve as a member of the board of trustees will depend on the qualities being sought, but the board should, based on the recommendation of the Corporate Governance and Nominating Committee, select new nominees considering the following criteria: (i) personal qualities and characteristics, accomplishments and reputation in the business community; (ii) current knowledge and contacts in the communities in which SpinCo does business and in SpinCo’s industry or other industries relevant to SpinCo’s business; (iii) ability and willingness to commit adequate time to board and committee matters; (iv) the fit of the individual’s skills and personality with those of other trustees and potential trustees in building a board that is effective, collegial and responsive to the needs of the company; and (v) diversity of viewpoints, experience and other demographics.

The Corporate Governance and Nominating Committee will consider the criteria described above in the context of an assessment of the perceived needs of the board of trustees as a whole and seek to achieve diversity of occupational and personal backgrounds on the board. The board will be responsible for selecting candidates for election as trustees based on the recommendation of the Corporate Governance and Nominating Committee.

Lead Independent Trustee

The lead independent trustee will be annually elected by the independent trustees. The lead independent trustee will serve as a resource to the Chairman and to the other independent trustees, coordinating the activities of the independent trustees. The lead independent trustee will also perform such other duties and responsibilities as the Board may determine, which include: (i) presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent trustees; (ii) serving as liaison between the Chairman and the independent trustees; (iii) consulting with the Chairman as to an appropriate schedule of board meetings; (iv) consulting with the Chairman as to agenda items and materials sent in advance of board meetings, provided that all trustees may suggest items for inclusion on the agenda; and (v) calling meeting of the independent trustees when necessary and appropriate.

is expected to be named SpinCo’s lead independent trustee. The lead independent trustee, and each of the other trustees, will be expected to communicate regularly with the chairman and chief executive officer regarding appropriate agenda topics and other board related matters. If requested by major shareholders and subject to applicable legal restrictions, the lead independent trustee must ensure that he or she is available for consultation and direct communication.

Policies on Business Ethics

In connection with the separation, SpinCo will adopt a Code of Business Conduct and Ethics (the “code of conduct”) that requires all its business activities to be conducted in compliance with laws, regulations, and ethical principles and values. All trustees, officers and employees of SpinCo will be required to read, understand and abide by the requirements of the code of conduct.

The code of conduct will be accessible on SpinCo’s website on the investor relations page. Any amendment to, or waiver from, a provision of the code of conduct may be granted only by SpinCo’s counsel. Waivers involving any of the company’s executive officers or trustees may be made only by the Corporate Governance and Nominating Committee of SpinCo’s board of trustees or by the board of trustees itself, and all waivers granted to executive officers and trustees will be disclosed promptly as required by the rules and regulations of the SEC and the NYSE. SpinCo’s counsel, who will be responsible for overseeing, administering, and monitoring the code of conduct, will report to the chief executive officer with respect to all matters relating to the code of conduct.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, SpinCo expects that its Audit Committee will adopt procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

Policy on Trustee Attendance at Annual Meetings of Shareholders

Board members will not be required to attend the annual meeting of shareholders.  Instead, the choice of whether or not to attend will be left to each individual trustee.

COMPENSATION DISCUSSION AND ANALYSIS

SpinCo is currently part of Vornado and not an independent company and the compensation committee of the SpinCo board of trustees (the “SpinCo Compensation Committee”) has not yet been formed. Once it is formed, executive compensation decisions following the separation will be made by the SpinCo Compensation Committee.

The material elements of the compensation of the individuals who will be our executive officers following the separation (referred to herein collectively as our “named executive officers”) will be described in subsequent amendments to this information statement, which will also include our executive compensation philosophy.

This Compensation Discussion and Analysis has two main parts:

•                  Effects of Separation on Outstanding Equity-Based Compensation Awards: this section discusses the effect of the separation on outstanding compensation awards for our named executive officers.

•                  SpinCo Compensation Programs: this section discusses the anticipated executive compensation programs at SpinCo.

Effects of the Separation on Outstanding Vornado Equity-Based Compensation Awards

We are in the process of determining how existing awards granted to our employees under Vornado’s equity compensation plans will be treated following the separation. Information regarding the effect of the separation on outstanding Vornado equity-based compensation awards will be included in subsequent amendments to this information statement.

SpinCo Compensation Programs

It is expected that, prior to the completion of the separation, SpinCo will adopt an equity compensation plan. The terms of this plan will be described in subsequent amendments to this information statement.

Information regarding SpinCo’s other compensation programs will be included in subsequent amendments to this information statement.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Transactions

On an annual basis, each trustee and executive officer will be required to complete a trustee and officer questionnaire which requires disclosure of any transactions with us in which the trustee or officer, or any member of his or her immediate family, has an interest. Pursuant to the Audit Committee charter, the Audit Committee must review and approve or ratify all related person transactions in accordance with the policies of the company in effect from time to time. The Audit Committee’s charter will be available on the corporate governance section of SpinCo’s website:                  . This website will be operational as of                   .

Agreements with Vornado

Following the separation, we and Vornado will operate separately, each as an independent public company. We and Vornado will enter into a Separation Agreement and certain other agreements prior to the separation that will effectuate the separation, provide a framework for our relationship with Vornado after the separation and provide for the allocation between SpinCo and Vornado of Vornado’s assets, liabilities and obligations (including its properties, employees and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Vornado, such as a Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement. The forms of the agreements listed above will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part.

The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. When used in this section, “distribution date” refers to the date on which Vornado distributes its SpinCo common shares to the holders of Vornado common shares and VRLP distributes SpinCo common shares to the holders of its common limited partnership units.

The Separation Agreement

The following discussion summarizes the material provisions of the Separation Agreement that will be entered into between SpinCo and Vornado (which we refer to as the “Separation Agreement”). The Separation Agreement sets forth, among other things, SpinCo’s agreements with Vornado regarding the principal transactions necessary to separate SpinCo from Vornado. It also sets forth other agreements that govern certain aspects of SpinCo’s relationship with Vornado after the distribution date.

Transfer of Assets and Assumption of Liabilities

The Separation Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of SpinCo and Vornado as part of the separation of Vornado into two companies, and it provides for when and how these transfers, assumptions and assignments will occur. In particular, the Separation Agreement provides, among other things, that subject to the terms and conditions contained therein:

•                  Certain assets related to the SpinCo business, referred to as the “SpinCo Assets,” will be transferred to SpinCo or one of SpinCo’s subsidiaries, including:

•                  Real property;

•                  Contracts (or portions thereof) that relate to the SpinCo business;

•                  Equity interests of certain Vornado subsidiaries that hold assets and liabilities related to the SpinCo business;

•                  Information related to the SpinCo Assets, the SpinCo Liabilities, or the SpinCo business;

•                  Rights and assets expressly allocated to SpinCo or one of SpinCo’s subsidiaries pursuant to the terms of the Separation Agreement or certain other agreements entered into in connection with the separation; and

•                  Other assets that are included in the SpinCo pro forma balance sheet which appear in the section entitled “Unaudited Pro Forma Combined Financial Statements.”

•                  Certain liabilities related to the SpinCo business or the SpinCo Assets, referred to as the “SpinCo Liabilities,” will be transferred to SpinCo or one of SpinCo’s subsidiaries, including:

•                  Liabilities arising out of actions, inactions, events, omissions, conditions, facts, or circumstances occurring or existing prior to the completion of the separation to the extent related to the SpinCo business or the SpinCo Assets;

•                  Liabilities for claims made by third parties, or trustees, officers, employees, agents of Vornado or SpinCo or their subsidiaries or affiliates against either Vornado or SpinCo or any of their respective subsidiaries to the extent relating to, arising out of, or resulting from the SpinCo business or the SpinCo Assets;

•                  Liabilities and obligations expressly allocated to SpinCo or one of SpinCo’s subsidiaries pursuant to the terms of the Separation Agreement or certain other agreements entered into in connection with the separation;

•                  Liabilities relating to the credit facility or other financing arrangements that SpinCo or its subsidiaries will enter into in connection with the separation;

•                  Liabilities relating to litigation that solely or primarily relates to the SpinCo business, the SpinCo Assets, or the SpinCo Liabilities; and

•                  Other liabilities that are included in the SpinCo pro forma balance sheet which appear in the section entitled “Unaudited Pro Forma Combined Financial Statements.”

•                  All of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the SpinCo Assets and SpinCo Liabilities (such assets and liabilities, other than the SpinCo Assets and the SpinCo Liabilities, referred to as the “Vornado Assets” and “Vornado Liabilities,” respectively) will be retained by or transferred to Vornado or one of its subsidiaries.

Except as expressly set forth in the Separation Agreement or any ancillary agreement, neither SpinCo nor Vornado will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either SpinCo or Vornado, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the Separation Agreement, unless the context otherwise requires. The Separation Agreement provides that, in the event that the transfer or assignment of certain assets and liabilities to Vornado or SpinCo, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, Vornado or SpinCo, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse Vornado or SpinCo, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

The Distribution

The Separation Agreement also governs the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, Vornado will distribute to its shareholders that hold Vornado common shares as of the close of business on the record date all of its SpinCo common shares on a pro rata basis.  Immediately prior to such distribution by Vornado, VRLP will distribute to the holders of its common limited partnership units as of the close of business on the record date all of the issued and outstanding SpinCo common shares on a pro rata basis. Common shareholders and common limited partners will receive cash in lieu of any fractional shares.

Conditions to the Distribution

The Separation Agreement provides that the distribution is subject to the satisfaction (or waiver by Vornado) of certain conditions. These conditions are described under “The Separation — Conditions to the Distribution.” Vornado has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution by each of Vornado and VRLP and, to the extent it determines to so proceed, to determine the record date, the distribution date and the distribution ratio for the distribution by each of Vornado and VRLP.

Claims

In general, each party to the Separation Agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

The Separation Agreement provides that SpinCo and its affiliates will release and discharge Vornado and its affiliates from all liabilities assumed by SpinCo as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to SpinCo’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the Separation Agreement. Vornado and its affiliates will release and discharge SpinCo and its affiliates from all liabilities retained by Vornado and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the Separation Agreement.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the Separation Agreement, Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement, and certain other agreements executed in connection with the separation.

Indemnification

Pursuant to the Separation Agreement, SpinCo will indemnify, defend and hold harmless Vornado, each of its affiliates and each of their respective trustees, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•                  The SpinCo Liabilities;

•                  The failure of SpinCo or any of its subsidiaries to pay, perform or otherwise promptly discharge any of the SpinCo Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•                  The conduct of any business, operation or activity by SpinCo or any of its affiliates from and after the distribution;

•                  Any breach by SpinCo or any of its subsidiaries of the Separation Agreement or any of the ancillary agreements; and

•                  Any untrue statement or alleged untrue statement of a material fact in the registration statement or this information statement.

Vornado will indemnify, defend and hold harmless SpinCo, each of its affiliates and each of its respective trustees, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•                  The Vornado Liabilities;

•                  The failure of Vornado or any of its subsidiaries, other than SpinCo, to pay, perform or otherwise promptly discharge any of the Vornado Liabilities, in accordance with their respective terms whether prior to, at or after the distribution;

•                  The conduct of any business, operation or activity by Vornado or any of its affiliates from and after the distribution (other than the conduct of business, operations or activities for the benefit of SpinCo pursuant to an ancillary agreement);

•                  Any breach by Vornado or any of its subsidiaries, other than SpinCo, of the Separation Agreement or any of the ancillary agreements; and

•                  Any untrue statement or alleged untrue statement of a material fact made explicitly in Vornado’s name in the registration statement or this information statement.

The Separation Agreement also establishes procedures with respect to claims subject to indemnification and related matters.

Legal Matters

Subject to certain specified exceptions, each party to the Separation Agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business, including liabilities for any claims or legal proceedings related to products that had been part of its business but were discontinued prior to the distribution, as well as assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters.

Insurance

The Separation Agreement provides for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims. In addition, the Separation Agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies.

Further Assurances

In addition to the actions specifically provided for in the Separation Agreement, except as otherwise set forth therein or in any ancillary agreement, both SpinCo and Vornado agree in the Separation Agreement to use commercially reasonable efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the Separation Agreement and the ancillary agreements.

Dispute Resolution

The Separation Agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between SpinCo and Vornado related to the separation or distribution. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of SpinCo and Vornado. If such efforts are not successful, either SpinCo or Vornado may submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the Separation Agreement. If such efforts are not successful, either SpinCo or Vornado may submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the Separation Agreement.

Expenses

Except as expressly set forth in the Separation Agreement or in any ancillary agreement, each of Vornado, VRLP and SpinCo will be responsible for paying its own costs and expenses incurred in connection with the separation and distribution by each of Vornado and VRLP, whether before or after the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution by each of Vornado and VRLP.

Other Matters

Other matters governed by the Separation Agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

The Separation Agreement provides that it may be terminated and the separation may be modified or abandoned at any time prior to the distribution date in the sole discretion of Vornado without the approval of any person, including SpinCo’s shareholders or Vornado’s shareholders. In the event of a termination of the Separation Agreement, no party, nor any of its trustees, officers, or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the Separation Agreement may not be terminated except by an agreement in writing signed by both Vornado and SpinCo.

Amendments

No provision of the Separation Agreement may be amended or modified except by a written instrument signed by both Vornado and SpinCo.

Transition Services Agreement

SpinCo and Vornado will enter into a Transition Services Agreement prior to the distribution pursuant to which Vornado and its subsidiaries will provide various corporate support services to SpinCo, on an interim, transitional basis. The services to be provided may include treasury management, human resources, information technology, tax, financial reporting, SEC compliance, insurance and possibly other matters.  We believe that the terms are comparable to those that would have been negotiated on an arm’s-length basis.

The Transition Services Agreement will terminate on the expiration of the term of the last service provided under it, which will generally be up to two years following the distribution date. Either party may terminate the agreement upon a change-in-control of the other party.

Subject to certain exceptions, the liability of each party under the Transition Services Agreement for the services it provides will generally be limited to the aggregate profits it receives in connection with the provision of such services. The Transition Services Agreement will also provide that the provider of a service shall not be liable to the recipient of such service for any special, indirect, incidental, consequential or punitive damages.

Tax Matters Agreement

SpinCo and Vornado will enter into a Tax Matters Agreement prior to the distribution which will generally govern Vornado’s and SpinCo’s respective rights, responsibilities and obligations after the distribution with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, tax returns, tax elections, tax contests and certain other tax matters.

In addition, the Tax Matters Agreement will impose certain restrictions on SpinCo and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free status of the distribution and certain related transactions.  The Tax Matters Agreement will provide special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes imposed on Vornado or SpinCo that arise from the failure of the distribution, together with certain related transactions, to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 351, 355 and 731 of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective shares, assets or business, or a breach of the relevant representations or covenants made by that party in the Tax Matters Agreement.

Employee Matters Agreement

SpinCo and Vornado will enter into an Employee Matters Agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters.

The Employee Matters Agreement will govern Vornado’s and SpinCo’s compensation and employee benefit obligations relating to current and former employees of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs.

The Employee Matters Agreement also may set forth the general principles relating to employee matters, including with respect to the assignment of employees, the assumption and retention of liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information and the duplication or acceleration of benefits. The Employee Matters Agreement may also address certain special circumstances, including employees who will transfer to their eventual permanent employer on a delayed basis because they will continue to provide services to either Vornado or SpinCo during a transition period following the distribution.

Leases of Office Space from Vornado

SpinCo will enter into a lease with Vornado prior to the distribution, pursuant to which SpinCo will lease office space at 210 Route 4 East, Paramus, New Jersey, 07652, Vornado’s administrative headquarters. SpinCo will also enter into a lease with Vornado pursuant to which SpinCo will lease office space at 888 Seventh Avenue, New York, New York, 10019, Vornado’s executive headquarters.  Rent payments will generally be adjusted each year of each lease to reflect increases or decreases in operating and maintenance expenses and other factors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation, all of the outstanding SpinCo common shares will be owned beneficially and of record by VRLP. Following the distribution by each of Vornado and VRLP, SpinCo expects to have outstanding an aggregate of approximately                         common shares based upon approximately                   common shares of Vornado and             common limited partnership units of VRLP outstanding on                   , 2014 and a distribution ratio of one SpinCo common share for every two Vornado common shares in the distribution by Vornado and one SpinCo common share for every two common limited partnership units of VRLP in the distribution by VRLP.

Security Ownership of Certain Beneficial Owners

The following table reports the number of SpinCo common shares beneficially owned, immediately following the completion of the separation, calculated as if the record date for the distribution was                   , based upon the distribution of one SpinCo common share for every two Vornado common shares, for purposes of the distribution by Vornado to its common shareholders, and one SpinCo common share for every two common limited partnership units of VRLP, for purposes of the distribution by VRLP to its holders of common limited partnership units, by the holders listed below (directly or indirectly), all of whom would beneficially own more than 5% of SpinCo’s outstanding common shares. Unless otherwise indicated in the footnotes, shares are owned directly and the indicated person has sole voting and investment power.

Shares
Name and Address	Number of Shares	%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355

Vanguard Specialized Funds— Vanguard REIT Index Fund 100 Vanguard Boulevard Malvern, PA 19355

Cohen & Steers, Inc. 280 Park Avenue, 10th Floor New York, NY 10017

BlackRock Inc. 40 East 52nd Street New York, NY 10022

Security Ownership of Trustees and Executive Officers

The following table sets forth information, immediately following the completion of the separation calculated as of                   , 2014, based upon the distribution of one SpinCo common share for every two Vornado common shares, for purposes of the distribution by Vornado to its common shareholders, and one SpinCo common share for every two common limited partnership units of VRLP, for purposes of the distribution by VRLP to its holders of common limited partnership units, regarding (1) each expected trustee and officer of SpinCo and (2) all of SpinCo’s expected trustees and officers as a group. Unless otherwise indicated in the footnotes to the table, shares are owned directly and the indicated person has sole voting and investment power.

Shares Beneficially Owned
Name	Number	Percent	Additional Information
Robert Minutoli
Jeffrey S. Olson
Steven Roth
All trustees and executive officers as a group (3 people)

THE SEPARATION

Background

On April 11, 2014, Vornado announced that it intended to separate its shopping center business, consisting of 80 strip centers, four malls and a warehouse park adjacent to our East Hanover strip center, from Vornado’s other businesses. The separation will be effectuated by means of a pro rata distribution by Vornado to its common shareholders of all SpinCo common shares held by Vornado.  SpinCo was formed as a subsidiary of VRLP to hold the assets and liabilities associated with Vornado’s shopping center business.  Immediately prior to such distribution by Vornado, VRLP will distribute pro rata all outstanding SpinCo common shares to holders of VRLP’s common limited partnership units, consisting of Vornado and the other common limited partners of VRLP.  On                   , 2014, the board of trustees of Vornado declared the distribution of all SpinCo common shares to be received by Vornado in the distribution by VRLP on the basis of one SpinCo common share for every two Vornado common shares held of record as of the close of business on                   , 2014, which is the record date for the distribution by each of Vornado and VRLP (the “record date”).  On the same date, VRLP declared the distribution of all of the outstanding SpinCo common shares to Vornado and the other holders of common limited partnership units of VRLP on the basis of one SpinCo common share for every two common limited partnership units of VRLP held of record as of the close of business on the record date.  Following the distribution by each of Vornado and VRLP, Vornado and SpinCo will be two independent, publicly held companies.

On                   , 2015, the distribution date, each Vornado common shareholder will receive from Vornado one SpinCo common share for every two Vornado common shares held at the close of business on the record date.  Immediately prior to such distribution by Vornado, each holder of common limited partnership units of VRLP will receive one SpinCo common share for every two common limited partnership units held at the close of business on the record date. Vornado common shareholders and VRLP common limited partners (other than Vornado) will receive cash in lieu of any fractional SpinCo common shares that they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your Vornado common shares or VRLP common limited partnership units or take any other action to receive your SpinCo common shares in the distribution. The distribution of SpinCo common shares as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, please refer to this section under “— Conditions to the Distribution.”

Reasons for the Separation

The Vornado board of trustees believes that separating the SpinCo business and assets from the remainder of Vornado’s businesses and assets is in the best interests of Vornado for a number of reasons, including the following:

•                  Create two separate, focused companies executing distinct business strategies. In addition to shopping centers, Vornado has historically invested in office properties in New York City and Washington, D.C. and Manhattan street retail properties. As a result, Vornado’s investors have had exposure to a diversified portfolio across several different real estate property categories. By separating its strip centers and malls into a focused shopping center company, investors will have the opportunity to invest into two separate platforms with dedicated and focused management teams. After the separation, Vornado does not intend to continue to operate within the retail strip center and mall sector, allowing it to focus on its office properties in New York City and Washington, D.C. and its Manhattan street retail properties.  At the time of the separation, Vornado will retain, for disposition in the near term, 20 small retail assets which do not fit SpinCo’s strategy, and the Springfield Town Center, which is under contract for disposition.

•                  Allow Vornado’s management to focus on its retained segments, while enabling our dedicated management to focus on SpinCo’s strip centers and malls. The separation of the SpinCo portfolio will enable Vornado’s management to focus on its New York City and Washington, D.C. portfolios, which constitute the company’s two largest business segments. Similarly, the separation of the SpinCo portfolio will allow our dedicated management to focus on creating value in the existing portfolio through leasing, remerchandising and redevelopment as well as potentially pursuing attractive acquisitions and new development opportunities. Dedicated and experienced management will allow us to expand our size, revenues, and investor appeal.

•                  Increase the attractiveness of Vornado’s and SpinCo’s equity to investors. Vornado typically attracts investors primarily interested in office properties in New York City and Washington, D.C. and Manhattan street retail properties given that these assets dominate its portfolio. As a stand-alone company, we will be focused on strip centers and malls, making us an attractive investment opportunity for REIT investors looking for exposure to these asset classes. We will also benefit from having the ability to use our shares as acquisition currency, which will improve our competitive positioning as we grow. After the separation, Vornado will be a platform focused on New York City and Washington, D.C. office and Manhattan street retail. The ability to provide investors with two distinct investment vehicles with distinct strategies may enhance both companies’ attractiveness to investor bases that are targeting each specific asset class.

•                  Allow Vornado and SpinCo to more effectively attract and retain management and key employees. Equity compensation is more effective as a motivational tool if it relates to the economic performance of the business that is the employee’s particular area of responsibility and is not affected by unrelated businesses. As part of Vornado, the strip center and mall employees were compensated with equity that was significantly affected by the performance of Vornado’s New York City and Washington, D.C. office and Manhattan street retail properties and by its other real estate and related investments. After the separation, equity compensation awarded to our employees will be affected only by the economic performance of our retail assets, thereby making it more effective in motivating, attracting and retaining key employees.

•                  Separate two non-synergistic businesses. The retail strip center and mall business is fundamentally different from Vornado’s New York City and Washington, D.C. operations in terms of tenant bases, geography asset management and leasing skills. There are limited synergies arising from exposure to both asset classes.

Vornado’s board of trustees also considered a number of potentially negative factors in evaluating the separation, including the following:

•                  Increased significance of certain costs and liabilities. Certain costs and liabilities that were less significant to Vornado as a whole will be more significant for SpinCo and Vornado as stand-alone companies and each of Vornado and SpinCo will separately bear certain costs, such as, for example, the costs associated with being public companies.

•                  One-time costs of the separation. SpinCo will incur costs in connection with the transition to being a stand-alone public company that may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel new to SpinCo, costs related to establishing a new brand identity in the marketplace, and costs to separate information systems.

•                  Inability to realize anticipated benefits of the separation. SpinCo may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) following the separation, SpinCo may be more susceptible to market fluctuations and other adverse events than if it were still a part of Vornado; and (ii) following the separation, Vornado’s business will be less diversified than Vornado’s business prior to the separation.

•                  Initial pressure of SpinCo trading prices.  SpinCo shares may come under initial selling pressure if certain Vornado shareholders determine to sell shares in SpinCo.  In addition, the market may take time to distinguish SpinCo from other public shopping center REITs.

•                  Disruptions to the business as a result of the separation. The energy and focus required to complete the separation could require substantial time and attention from the management teams of Vornado and SpinCo, thereby distracting them from the management and operations of their respective businesses.

Vornado’s board of trustees concluded that the potential benefits of the separation outweighed these factors. For more information, please refer to the section entitled “Risk Factors” included elsewhere in this information statement.

Restructuring Prior to SpinCo’s Distribution

Prior to or concurrently with the separation and distribution, Vornado will engage in certain restructuring transactions that are designed to consolidate the ownership of a portfolio of interests in the strip centers and malls currently owned directly or indirectly by VRLP into SpinCo, facilitate the separation and distribution and provide us with our initial capital.

In connection with the separation and distribution of SpinCo common shares by each of Vornado and VRLP, the following transactions have occurred or are expected to occur concurrently with or prior to completion of the separation and distribution by each of Vornado and VRLP:

•                  Vornado SpinCo was formed as a Maryland real estate investment trust on June 18, 2014.

•                  Our operating partnership, which we refer to as SpinCo, L.P., was formed as a Delaware limited partnership on                   , 2014.

•                  Pursuant to the terms of the Separation Agreement, the interests in our properties (including interests in entities holding properties) currently held directly or indirectly by VRLP will be contributed or otherwise transferred to SpinCo in exchange for 100% of our outstanding common shares.

•                  In connection with the contribution or other transfer of properties described above, it is expected that SpinCo or certain entities that will be our subsidiaries after the separation will assume a certain amount of existing secured property-level indebtedness related to certain of our properties.  As of June 30, 2014, the portfolio had approximately $1.185 billion of total combined debt outstanding plus $84.1 million of indebtedness representing our pro rata (50%) share of indebtedness of a joint venture.

•                  VRLP’s Retail employees will become employees of SpinCo.

•                  Pursuant to the Separation Agreement, VRLP will distribute 100% of our outstanding common shares to Vornado and the other common limited partners of VRLP pro rata with respect to their ownership of common limited partnership units in VRLP as of the record date.

•                  Pursuant to the Separation Agreement, Vornado will distribute all of our common shares it receives from VRLP to Vornado common shareholders as of the record date on a pro rata basis.

•                  In addition to the Separation Agreement, we will enter into a Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement.

Immediately following the separation and distribution of SpinCo common shares by each of Vornado and VRLP, SpinCo will contribute its interest in the properties it receives from VRLP to SpinCo’s operating partnership, SpinCo, L.P.

In general, we intend to own our properties and conduct substantially all of our business through our operating partnership and its subsidiaries.

When and How You Will Receive the Distribution

With the assistance of American Stock Transfer & Trust Company, LLC, Vornado expects to distribute SpinCo common shares on                   , 2015, the distribution date, to the holders of Vornado common shares as of the close of business on the record date.  Immediately prior to such distribution by Vornado, VRLP will distribute SpinCo common shares to all holders of outstanding VRLP common limited partnership units as of the close of business on                   , 2014, the record date for the distribution by each of Vornado and VRLP. As result, Vornado will receive approximately 94% of outstanding SpinCo common shares and the other common limited partners of VRLP will receive approximately 6%.  American Stock Transfer & Trust Company, LLC, which currently serves as the transfer agent and registrar for Vornado’s common shares, will serve as the settlement and distribution agent in connection with the distribution by each of Vornado and VRLP and the transfer agent and registrar for SpinCo common shares.

If you own Vornado common shares as of the close of business on the record date, SpinCo common shares that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, American Stock Transfer & Trust Company, LLC will then mail you a direct registration account statement that reflects your SpinCo common shares. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell Vornado common shares in the “regular-way” market up to and including the distribution date, you will be selling your right to receive SpinCo common shares in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that evidence your Vornado common shares and you are the registered holder of the shares evidenced by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of SpinCo common shares that have been registered in book-entry form in your name.

Most Vornado shareholders hold their common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Vornado common shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the SpinCo common shares that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

If you own VRLP common limited partnership units as of the close of business on the record date, SpinCo common shares that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form. American Stock Transfer & Trust Company, LLC will then mail you a direct registration account statement that reflects your SpinCo common shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution.

Transferability of Shares You Receive

SpinCo common shares distributed to holders in connection with the distribution will be transferable without registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, except for shares received by persons who may be deemed to be SpinCo affiliates. Persons who may be deemed to be SpinCo affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with SpinCo, which may include certain SpinCo executive officers, trustees or principal shareholders. Securities held by SpinCo affiliates will be subject to resale restrictions under the Securities Act. SpinCo affiliates will be permitted to sell SpinCo common shares only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144 under the Securities Act. SpinCo common shares are subject to certain restrictions on transferability designed to protect SpinCo’s REIT qualification. Please refer to “Description of SpinCo’s Shares of Beneficial Interest — Common Shares — Restrictions on Ownership of Common Shares.”

The Number of SpinCo Common Shares You Will Receive

For every two Vornado common shares that you own at the close of business on                   , 2014, the record date for the distribution by each of Vornado and VRLP, you will receive one SpinCo common share on the distribution date. For every two VRLP common limited partnership units that you own at the close of business on the record date, you will receive one SpinCo common share on the distribution date. Neither Vornado nor VRLP will distribute any fractional SpinCo common shares to their common shareholders or common limited partners. Instead, if you are a registered holder, American Stock Transfer & Trust Company, LLC will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices following the distribution and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The transfer agent, in its sole discretion, without any influence by Vornado or SpinCo, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Vornado or SpinCo. Neither SpinCo nor Vornado will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. Please refer to “The Separation — Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders of Vornado Common Shares” and “— Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders of VRLP Common Limited Partnership Units” for an explanation of the material U.S. federal income tax consequences of the distribution. If you hold physical certificates for Vornado common shares and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. SpinCo estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Vornado common shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Distribution

After its separation from Vornado, SpinCo will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on                   , 2014, the record date for the distribution by each of Vornado and VRLP. The SpinCo common shares distributed by Vornado to holders of its common shares will reflect any exercise of Vornado options between the date Vornado declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding Vornado common shares or VRLP common limited partnership units or any rights of Vornado shareholders or VRLP limited partners. Neither Vornado nor VRLP will distribute any fractional SpinCo common shares.

We will enter into a Separation Agreement and certain other agreements with Vornado before the distribution by each of Vornado and VRLP to effect the separation and provide a framework for SpinCo’s relationship with Vornado after the separation. These agreements will provide for the allocation between Vornado and SpinCo of Vornado’s assets, liabilities and obligations (including its properties, employees and tax-related assets and liabilities) attributable to periods prior to our separation from Vornado and will govern the relationship between Vornado and SpinCo after the separation. For a more detailed description of these agreements, please refer to “Certain Relationships and Related Person Transactions.”

Market for SpinCo Common Shares

There is currently no public trading market for SpinCo common shares. SpinCo intends to apply to list its common shares on the New York Stock Exchange under the symbol “             .” SpinCo has not and will not set the initial price of its common shares. The initial price will be established by the public markets.

SpinCo cannot predict the price at which its common shares will trade after the distribution. In fact, the combined trading prices, after the separation, of the SpinCo common shares that each Vornado common shareholder will receive in the distribution and the Vornado common shares held at the record date may not equal the “regular-way” trading price of a Vornado common share immediately prior to the separation. The price at which SpinCo common shares trade may fluctuate significantly, particularly until an orderly public market develops. Trading prices for SpinCo common shares will be determined in the public markets and may be influenced by many factors. Please refer to “Risk Factors — Risks Related to Our Common Shares.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, Vornado expects that there will be two markets in Vornado common shares: a “regular-way” market and an “ex-distribution” market. Vornado common shares that trade on the “regular-way” market will trade with an entitlement to SpinCo common shares distributed pursuant to the separation. Vornado common shares that trade on the “ex-distribution” market will trade without an entitlement to SpinCo common shares distributed pursuant to the separation. Therefore, if you sell Vornado common shares in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive SpinCo common shares in the distribution. If you own Vornado common shares at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the SpinCo common shares that you are entitled to receive pursuant to your ownership as of the record date of the Vornado common shares.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, SpinCo expects that there will be a “when-issued” market in its common shares. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for SpinCo common shares that will be distributed to holders of Vornado common shares and holders of common limited partnership units of VRLP on the distribution date. If you owned Vornado common shares at the close of business on the record date, you would be entitled to SpinCo common shares distributed pursuant to the distribution. You may trade this entitlement to SpinCo common shares, without the Vornado common shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to SpinCo common shares will end, and “regular-way” trading will begin.

Conditions to the Distribution

SpinCo has announced that the distribution will be effective at 12:01 a.m. Eastern time, on                   , 2015, which is the distribution date, provided that the following conditions shall have been satisfied (or waived by Vornado in its sole discretion):

•                  The receipt of an opinion of Roberts & Holland LLP, special tax counsel to Vornado, satisfactory to the Vornado board of trustees, to the effect that the distribution by each of Vornado and VRLP, together with certain related transactions, will, with respect to SpinCo, VRLP, Vornado and the shareholders of Vornado, qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 351, 355, and 731 of the Code, including with respect to certain matters relating to these transactions that are not covered by the private letter ruling that Vornado has received from the IRS;

•                  The U.S. Securities and Exchange Commission (which we refer to as the “SEC”) declaring effective the registration statement of which this information statement forms a part, and the mailing of the information statement to Vornado common shareholders and common limited partners of VRLP;

•                  No order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution by each of Vornado and VRLP or any of the related transactions shall be in effect;

•                  The SpinCo common shares to be distributed shall have been accepted for listing on the New York Stock Exchange, subject to official notice of distribution;

•                  The transfer of assets and liabilities between Vornado and SpinCo contemplated by the Separation Agreement shall have been completed, other than the transfer of those assets, if any, which are to be transferred immediately after the distribution by each of Vornado and VRLP;

•                  Each of the various agreements contemplated by the Separation Agreement shall have been executed;

•                  All required actions or filings with governmental authorities shall have been taken or made; and

•                  No other event or development existing or having occurred that, in the judgment of Vornado’s board of trustees, in its sole discretion, makes it inadvisable to effect the separation, distribution by each of Vornado and VRLP and other related transactions.

Vornado will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date and the distribution date and the distribution ratio for the distribution by each of Vornado and VRLP. Vornado does not intend to notify Vornado common shareholders or VRLP common limited partners of any modifications to the terms of the separation that, in the judgment of its board of trustees, are not material. For example, the Vornado board of trustees might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the Vornado board of trustees determines that any modifications by Vornado materially change the material terms of the distribution, Vornado will notify Vornado common shareholders and VRLP common limited partners in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a Current Report on Form 8-K, or circulating a supplement to this information statement.

Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders of Vornado Common Shares

Subject to the limitations and qualifications described herein, the following is a discussion of material U.S. federal income tax consequences of the distribution of our common shares to “U.S. Holders” (as defined below) of Vornado common shares. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position to the contrary to any of the tax consequences described below. This discussion is based upon the assumption that the distribution, together with certain related transactions, will be consummated in accordance with the separation documents and as described in this information statement. This summary is for general information only and is not tax advice. It does not purport to discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its particular investment or tax circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold our common shares, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold their common shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who receive our common shares upon the exercise of employee stock options or otherwise as compensation, holders who are subject to alternative minimum tax or any holders who actually or constructively own more than 5% of Vornado common shares). This discussion does not address the U.S. federal income tax consequences to investors who do not hold their Vornado common shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).  This discussion does not address any state, local or foreign tax consequences.

For purposes of this discussion a “U.S. Holder” is any beneficial owner of Vornado common shares that is, for U.S. federal income tax purposes:

•                  An individual who is a citizen or resident of the United States;

•                  A corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•                  An estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  A trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds Vornado common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the distribution.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY.  HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

Vornado has received a private letter ruling from the IRS to the effect that the distribution, together with certain related transactions, will, with respect to SpinCo, VRLP, Vornado and the shareholders of Vornado, qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 351 and 355 of the Code.  It is a condition to the completion of the separation that Vornado obtain an opinion of Roberts & Holland LLP, special tax counsel to Vornado, satisfactory to the Vornado board of trustees, to the effect that the distribution, together with certain related transactions, will, with respect to SpinCo, VRLP, Vornado and the shareholders of Vornado, qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 351, 355, and 731 of the Code, including with respect to certain matters relating to these transactions that are not covered by the private letter ruling from the IRS. The private letter ruling is, and the opinion of Roberts & Holland LLP will be, based on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of Vornado and SpinCo (including those relating to the past and future conduct of Vornado and SpinCo). If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if Vornado or SpinCo breach any of their respective covenants in the separation documents, the private letter ruling from the IRS and the opinion of Roberts & Holland LLP may be invalid and the conclusions reached therein could be jeopardized. In such case, the IRS could assert that the distribution, together with certain related transactions, should be treated as a taxable transaction. The opinion of Roberts & Holland LLP will not be binding on the IRS or the courts.

On February 26, 2014, House Ways and Means Committee Chairman Dave Camp (R-MI) released a discussion draft of tax reform legislation (the “Discussion Draft”). Among the proposals in the Discussion Draft is a provision that would prohibit REITs from conducting tax-free spin-offs under Section 355 of the Code. The Discussion Draft provides that this prohibition would be effective for distributions made on or after February 26, 2014. However, under a transition rule, the prohibition will not apply to REITs that make distributions pursuant to an agreement that was binding on February 26, 2014 and at all times thereafter. It is unclear whether the Discussion Draft will be introduced as legislation or enacted and, if so and in either case, in what form. On April 11, 2014 Vornado publicly announced its plan to spin off its strip centers and malls in a tax-free transaction. Vornado and SpinCo had not yet entered into binding agreements as of February 26, 2014. If the Discussion Draft were to be introduced as legislation and enacted into law in its present form and it was later determined by the IRS or the courts that the law would have retroactive effect to the date it was first proposed for discussion, the distribution and separation of SpinCo from Vornado would be treated as a taxable transaction to Vornado and its shareholders.

Material U.S. Federal Income Tax Consequences if the Distribution, Together with Certain Related Transactions, Qualify as Transactions That Are Generally Tax-Free under Sections 351, 355, and 731 of the Code.

Assuming that the distribution, together with certain related transactions, qualify, with respect to SpinCo, VRLP, Vornado and the shareholders of Vornado, as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 351, 355, and 731 of the Code, the U.S. federal income tax consequences of the distribution are as follows: (i) the distribution will generally not result in any taxable income, gain or loss to Vornado; (ii) no gain or loss will generally be recognized by (and no amount will be included in the income of) U.S. Holders of Vornado common shares upon their receipt of SpinCo common shares in the distribution, except with respect to any cash received in lieu of fractional SpinCo common shares (as described below); (iii) the aggregate tax basis of the Vornado common shares and the SpinCo common shares received in the distribution (including any fractional share interest in SpinCo common shares for which cash is received) in the hands of each U.S. Holder of Vornado common shares after the distribution will equal the aggregate basis of Vornado common shares held by the U.S. Holder immediately before the distribution, allocated between the Vornado common shares and the SpinCo common shares (including any fractional share interest in SpinCo common shares for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and (iv) the holding period of the SpinCo common shares received by each U.S. Holder of Vornado common shares in the distribution (including any fractional share interest in SpinCo common shares for which cash is received) will generally include the holding period at the time of the distribution for the Vornado common shares with respect to which the distribution is made, provided that Vornado common shares are held as a capital asset on the date of the distribution. Vornado intends to publish on its website IRS Form 8937, which will provide information to its shareholders that receive SpinCo common shares in the distribution regarding how to allocate their tax basis in their Vornado shares after the distribution among the Vornado shares and the SpinCo common shares.  A U.S. Holder who receives cash in lieu of a fractional SpinCo common share in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. Holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for its Vornado common shares exceeds one year at the time of the distribution. The deductibility of capital losses is subject to limitations.

Material U.S. Federal Income Tax Consequences if the Distribution is Taxable.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, Vornado will not be able to rely on the ruling.  In addition, a change in law about REIT spin-offs or other issues may cause the private letter ruling to no longer be applicable to Vornado if the effective date of the change in law precedes the date of the distribution.  Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code, nor did the IRS rule on whether the distribution’s related transactions satisfy certain requirements necessary to obtain tax-free treatment under Section 731 of the Code.  Rather, the private letter ruling is based upon representations by Vornado that these conditions have been or will be satisfied, and any material inaccuracy in such representations could invalidate the rulings. In addition to obtaining the private letter ruling, Vornado expects to obtain the opinion of Roberts & Holland LLP to the effect that the distribution, together with certain related transactions, will, with respect to SpinCo, VRLP, Vornado and the shareholders of Vornado, qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 351, 355, and 731 of the Code, including with respect to certain matters relating to these transactions that are not covered by the private letter ruling from the IRS. The opinion will rely on the ruling as to matters covered by the ruling. In addition, the opinion will be based on, among other things, certain assumptions and representations made by Vornado and SpinCo, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached in the opinion. The opinion will not be binding on the IRS or the courts.

Notwithstanding receipt by Vornado of the private letter ruling and the opinion, the IRS could assert that the contribution and distribution do not qualify for tax-free treatment for U.S. federal income tax purposes.  If the IRS were successful in taking this position, the consequences described above would not apply and Vornado, SpinCo and Vornado shareholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of Vornado or SpinCo, could cause the distribution and certain related transactions to not qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, SpinCo may be required to indemnify Vornado for taxes (and certain related losses) resulting from the distribution not qualifying as tax-free.

If the transactions were to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, in general, Vornado would recognize taxable gain as if it had sold the SpinCo common shares in a taxable sale for its fair market value.  Vornado as a REIT may reduce its entity-level taxable income by claiming a dividends-paid deduction equal to its distributions to its shareholders of its taxable income during the taxable year.  Due to Vornado’s dividends-paid deduction, the taxable income or gain from the transactions would generally be taxable only at the Vornado shareholder level and not at the Vornado entity level.  All of the distribution of Vornado’s taxable income from Vornado’s taxable disposition of SpinCo common shares may be in the form of the SpinCo common shares being distributed to Vornado shareholders.  Vornado shareholders would be taxed upon the receipt of such distribution.  A U.S. Holder who receives one SpinCo common share in the distribution with respect to two Vornado common shares will (i) be subject to tax upon the receipt of ordinary dividends and capital gain dividends, as designated by Vornado, up to an amount of taxable income equal to the two Vornado common shares’ distributive share of Vornado’s entity-level taxable gain from the disposition of SpinCo common shares, (ii) recover the U.S. Holder’s tax basis in the two Vornado common shares until the tax basis in the Vornado common shares reaches zero, and (iii) be subject to tax on any remainder as capital gain at short-term capital gain rates or long-term capital gain rates, based on whether the U.S. Holder’s holding period of the two Vornado common shares is one year or less or more than one year, respectively, with the amounts in (i), (ii) and (iii) collectively equal to the fair market value on the date of the distribution of the one SpinCo share received by the U.S. Holder.  The U.S. Holder will have a tax basis in the SpinCo common shares equal to the fair market value of the SpinCo common shares on the date of the distribution, and the U.S. Holder will have a new holding period in the SpinCo common shares, regardless of the shareholder’s holding period of its Vornado common shares.

In addition, even if the distribution were to otherwise qualify as tax-free under Section 355 of the Code, it may result in taxable gain at the entity level or shareholder level under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in Vornado or SpinCo.  For this purpose, any acquisitions of Vornado shares or of SpinCo common shares within the period beginning two years before the separation and ending two years after the separation are presumed to be part of such a plan, although Vornado or SpinCo may be able to rebut that presumption.  If the distribution is taxable under Section 355(e) of the Code, Vornado would be subject to tax at the entity level on the taxable gain, with no tax at the Vornado shareholder level or with respect to SpinCo or its shareholders, but Vornado may reduce its taxable gain by making an additional distribution of “deficiency dividends” to the Vornado shareholders, which would be subject to tax to Vornado shareholders in the year of the distribution as ordinary dividends and capital gain dividends, as designated by Vornado, and which would result in certain interest payments to the IRS at the Vornado entity level.

In connection with the distribution, Vornado and SpinCo will enter into a Tax Matters Agreement pursuant to which SpinCo will agree to be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the Tax Matters Agreement, if the distribution, together with certain related transactions, were to fail to qualify as a tax-free transaction under Section 355 of the Code (including as a result of Section 355(e) of the Code) and if such failure were the result of actions taken after the distribution by Vornado or SpinCo, the party responsible for such failure will be responsible for all taxes imposed on Vornado or SpinCo to the extent such taxes result from such actions. For a discussion of the Tax Matters Agreement, please refer to “Certain Relationships and Related Person Transactions — Tax Matters Agreement.” SpinCo’s indemnification obligations to Vornado under the Tax Matters Agreement will not be limited in amount or subject to any cap. If SpinCo is required to pay any taxes or indemnify Vornado and its subsidiaries and their respective officers and trustees under the circumstances set forth in the Tax Matters Agreement, SpinCo may be subject to substantial liabilities.

Backup Withholding and Information Reporting.

Payments of cash to U.S. Holders of Vornado common shares in lieu of fractional SpinCo common shares may be subject to information reporting and backup withholding (currently at a rate of 28%), unless such U.S. Holder delivers a properly completed IRS Form W-9, providing such U.S. Holder’s correct taxpayer identification number and certain other information, or otherwise establishing a basis for exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

U.S. Treasury regulations require certain U.S. Holders who receive SpinCo common shares in the distribution to attach to such U.S. Holder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders of VRLP Common Limited Partnership Units

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY.  HOLDERS OF VRLP COMMON LIMITED PARTNERSHIP UNITS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

This summary is for general information only and is not tax advice. It does not purport to discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its particular investment or tax circumstances or to holders of VRLP common limited partnership units subject to special rules under the Code (including, but not limited to, non-U.S. persons, contributors of any property to VRLP within the seven years prior to the distribution, guarantors of any liabilities of VRLP, holders of VRLP common limited partnership units who have adjustments with respect to their common limited partnership units under Section 743 of the Code, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold VRLP common limited partnership units, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, holders who hold VRLP common limited partnership units as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who receive VRLP common limited partnership units as compensation, or holders who are subject to alternative minimum tax).  This discussion does not address the U.S. federal income tax consequences to investors who do not hold their VRLP common limited partnership units as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).  This discussion does not address any state, local or foreign tax consequences.

Each U.S. holder of a common limited partnership unit in VRLP will receive one-half SpinCo common share in the distribution.  Generally, a partner in a partnership does not recognize gain or loss upon a distribution of property by the partnership to the partner, except to the extent that any money distributed or deemed distributed by the partnership exceeds such partner’s tax basis in its partnership interest.  For this purpose, a distribution of money includes the distribution of certain “marketable securities,” but Vornado has concluded that the distribution of the SpinCo common shares will not be considered such a distribution of marketable securities under the Code and applicable Treasury Regulations.  Accordingly, a U.S. holder of VRLP common limited partnership units may generally receive the SpinCo common shares on a tax-free basis without recognizing any income or gain for U.S. income tax purposes.

A U.S. holder of VRLP common limited partnership units who receives SpinCo common shares in the distribution will have a tax basis of $                  per share in the SpinCo common shares, and the U.S. holder will reduce its tax basis in its VRLP common limited partnership units by the tax basis of the SpinCo common shares.  The U.S. holder’s tax basis in its VRLP common limited partnership units immediately before the distribution generally will be equal to the sum of the U.S. holder’s tax capital account and any liabilities that VRLP has allocated to the U.S. holder, but not including the liabilities of VRLP assumed by SpinCo.  If the U.S. holder will not have sufficient tax basis in its VRLP common limited partnership units to be able to reduce such tax basis by the full amount of the tax basis of the SpinCo common shares, the U.S. holder will reduce its tax basis in its VRLP common limited partnership units to zero and will have a tax basis in the SpinCo common shares equal to the former tax basis in its VRLP common limited partnership units.

A U.S. holder of VRLP common limited partnership units who receives SpinCo common shares in the distribution will have a holding period of more than one year in the SpinCo common shares, regardless of the U.S. holder’s holding period of the VRLP common limited partnership units.

THE FOREGOING DISCUSSION IS A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY.  THE FOREGOING DISCUSSION DOES NOT ADDRESS ANY TAX CONSEQUENCES RESULTING FROM CHANGES IN ANY LIABILITIES OF VRLP BEING ALLOCATED TO ANY PARTICULAR HOLDER OF VRLP COMMON LIMITED PARTNERSHIP UNITS.  THE FOREGOING DISCUSSION DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

DESCRIPTION OF SPINCO’S SHARES OF BENEFICIAL INTEREST

SpinCo’s declaration of trust and bylaws will be amended and restated prior to the separation. The following is a summary of the material terms of SpinCo’s shares of beneficial interest that will be contained in the amended and restated declaration of trust and bylaws. The summary and descriptions below do not purport to be complete statements of the relevant provisions of the declaration of trust or of the bylaws that will be in effect at the time of the distribution and that will be included as exhibits to SpinCo’s registration statement on Form 10, of which this information statement forms a part. The summary is qualified in its entirety by reference to these documents, which you should read (along with the applicable provisions of Maryland law) for complete information on SpinCo’s shares of beneficial interest as of the time of the distribution.

SpinCo’s authorized shares of beneficial interest consist of                   common shares, par value $0.01 per share, and                 preferred shares, par value $0.01 per share. SpinCo’s declaration of trust authorizes its board of trustees, with the approval of a majority of the entire board and without any action on the part of our shareholders, to amend our declaration of trust to increase or decrease the aggregate number of shares that SpinCo is authorized to issue or the number of authorized shares of any class or series.  Immediately following the distribution, SpinCo expects that approximately                   of its common shares will be issued and outstanding, based on the number of outstanding VRLP common limited partnership units as of                 , 2014 and the distribution ratio of one SpinCo common share for every two common limited partnership units of VRLP, and that no SpinCo preferred shares will be issued or outstanding.

Common Shares

Dividend, Voting and Other Rights of Holders of Common Shares

The holders of common shares will be entitled to receive dividends when, if and as authorized by the board of trustees and declared by SpinCo out of assets legally available to pay dividends, if receipt of the dividends is in compliance with the provisions in the declaration of trust restricting the ownership and transfer of our shares and the preferential rights of any other class or series of our shares.

Subject to the provisions of SpinCo’s declaration of trust regarding the restrictions on ownership and transfer of SpinCo shares and except as may otherwise be specified in the terms of any class or series of common shares, the holders of common shares will be entitled to one vote for each share on all matters on which shareholders are entitled to vote, including elections of trustees. There will be no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election. Generally, the holders of common shares will not have any conversion, redemption, appraisal or preemptive rights to subscribe to any securities of SpinCo. If SpinCo is dissolved, liquidated or wound up, holders of common shares will be entitled to share proportionally in any assets remaining after satisfying (i) the prior rights of creditors, including holders of SpinCo’s indebtedness, and (ii) the aggregate liquidation preference of any preferred shares then outstanding.

Subject to the provisions of SpinCo’s declaration of trust regarding the restrictions on ownership and transfer of SpinCo shares, common shares will have equal dividend, distribution, liquidation and other rights and will have no preference or exchange rights. The common shares issued in the distribution will be duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of the holders of SpinCo common shares will be subject to, and may be adversely affected by, the rights of the holders of shares of any class or series of preferred shares that SpinCo may designate and issue in the future.

The transfer agent for the common shares is American Stock Transfer & Trust Company, New York, New York.

Restrictions on Ownership of Common Shares

The Common Shares Beneficial Ownership Limit. For SpinCo to maintain its qualification as a REIT under the Code, not more than 50% of the value of its outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of a taxable year and the shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year (except, in each case, with respect to the first taxable year for which an election to be taxed as a REIT is made). The Code defines “individuals” to include some entities for purposes of the preceding sentence. All references to a shareholder’s ownership of common shares in this section “—The Common Shares Beneficial Ownership Limit” assume application of the applicable attribution rules of the Code under which, for example, a shareholder is deemed to own shares owned by his or her spouse.

The declaration of trust contains several provisions that restrict the ownership and transfer of our shares and are designed to safeguard SpinCo against loss of its REIT status. These provisions also seek to deter non-negotiated acquisitions of, and proxy fights for, us by third parties. The declaration of trust contains a limitation that restricts, with some exceptions, shareholders from owning more than a specified percentage of the outstanding common shares. We call this percentage the “common shares beneficial ownership limit.” The common shares beneficial ownership limit has been set at 9.8% of the outstanding common shares.

Shareholders should be aware that events other than a purchase or other transfer of common shares can result in ownership, under the applicable attribution rules of the Code, of common shares in excess of the common shares beneficial ownership limit. For instance, if two shareholders, each of whom owns 6% of the outstanding common shares, were to marry, then after their marriage both shareholders would be deemed to own 12% of the outstanding common shares, which is in excess of the common shares beneficial ownership limit. Similarly, if a shareholder who is treated as owning 6% of the outstanding common shares purchased a 50% interest in a corporation which owns 10% of the outstanding common shares, then the shareholder would be deemed to own 11% of the outstanding common shares immediately after such purchase. You should consult your own tax advisors concerning the application of the attribution rules of the Code in your particular circumstances.

Closely Held and General Restriction on Ownership.  In addition, common shares may not be transferred if, as a result, more than 50% in value of the outstanding SpinCo common shares would be owned by five or fewer individuals or if such transfer would otherwise cause SpinCo to fail to qualify as a REIT.

The Constructive Ownership Limit. Under the Code, rental income received by a REIT from persons in which the REIT is treated, under the applicable attribution rules of the Code, as owning a 10% or greater interest does not constitute qualifying income for purposes of the income requirements that REITs must satisfy. For these purposes, a REIT is treated as owning any shares owned, under the applicable attribution rules of the Code, by a person that owns 10% or more of the value of the outstanding shares of the REIT. The attribution rules of the Code applicable for these purposes are different from those applicable with respect to the common shares beneficial ownership limit. All references to a shareholder’s ownership of common shares in this section “—The Constructive Ownership Limit” assume application of the applicable attribution rules of the Code.

In order to ensure that rental income of SpinCo will not be treated as nonqualifying income under the rule described in the preceding paragraph, and thus to ensure that SpinCo will not inadvertently lose its REIT status as a result of the ownership of shares by a tenant, or a person that holds an interest in a tenant, the declaration of trust contains an ownership limit that restricts, with some exceptions, shareholders from owning, directly or indirectly, more than 9.8% of the outstanding shares of any class or series. We refer to this 9.8% ownership limit as the “constructive ownership limit.”

Shareholders should be aware that events other than a purchase or other transfer of shares may result in ownership, under the applicable attribution rules of the Code, of shares in excess of the constructive ownership limit. As the attribution rules that apply with respect to the constructive ownership limit differ from those that apply with respect to the common shares beneficial ownership limit, the events other than a purchase or other transfer of shares which may result in share ownership in excess of the constructive ownership limit may differ from those which may result in share ownership in excess of the common shares beneficial ownership limit. You should consult your own tax advisors concerning the application of the attribution rules of the Code in your particular circumstances.

Automatic Transfer to a Trust If the Ownership Limits Are Violated. The declaration of trust provides that a transfer of common shares that would otherwise result in ownership, under the applicable attribution rules of the Code, of common shares in excess of the common shares beneficial ownership limit or the constructive ownership limit would cause the shares of beneficial interest of SpinCo to be beneficially owned by fewer than 100 persons, would result in SpinCo being “closely held” (within the meaning of Section 856(h) of the Code) or would otherwise cause SpinCo to fail to qualify as a REIT, will be void and the purported transferee will acquire no rights or economic interest in the common shares. In addition, our declaration of trust provides that, if the provisions causing a transfer to be void do not prevent a violation of the restrictions mentioned in the preceding sentence, the common shares that would otherwise be owned, under the applicable attribution rules of the Code, in excess of the common shares beneficial ownership limit or the constructive ownership limit will be automatically transferred to one or more trusts (each, a “charitable trust”) for the benefit of one or more charitable beneficiaries, appointed by us, effective as of the close of business on the business day prior to the date of the relevant transfer.

Shares held in a charitable trust will be issued and outstanding shares.  Pursuant to our declaration of trust, the purported transferee will have no rights in the shares held in a charitable trust and will not benefit economically from ownership of any shares held in the charitable trust, will have no rights to dividends or other distributions and will have no right to vote or other rights attributable to the shares held in the charitable trust. Instead, our declaration of trust provides that the trustee of the charitable trust will have all voting rights and rights to dividends or other distributions with respect to common shares held in the charitable trust, to be exercised for the exclusive benefit of the charitable beneficiary. Under our declaration of trust, any dividend or other distribution paid prior to the discovery by us that the common shares have been transferred to the charitable trust shall be paid by the holder of such dividend or other distribution to the trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee, with such dividend or other distribution so paid to the trustee held in trust for the charitable beneficiary. Subject to Maryland law, the trustee of the charitable trust has the authority (i) to rescind as void any vote cast by a purported transferee prior to the discovery by SpinCo that the shares have been transferred to the charitable trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.  However, if SpinCo has already taken irreversible trust action, then the trustee will not have the authority to rescind and recast the vote.

Under our declaration of trust, within 20 days of receiving notice from us that common shares have been transferred to the charitable trust, the trustee of the charitable trust shall sell the shares held in the charitable trust to a person or persons, designated by the trustee, whose ownership of the shares will not violate the restrictions on ownership and transfer noted above. Upon such sale, our declaration of trust provides that the interest of the charitable beneficiary in the shares sold terminates and the trustee of the charitable trust is required to distribute the net proceeds of the sale to the purported transferee and to the charitable beneficiary as follows: The purported transferee will receive the lesser of (i) the price paid by the purported transferee for the shares or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (e.g., in the case of a gift, devise or other such transaction), the market price (as defined in our declaration of trust) of the shares on the day of the event causing the shares to be held in the charitable trust and (ii) the price per share received by the trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the charitable trust. The trustee of the charitable trust may reduce the amount payable to the purported transferee by the amount of dividends and distributions which have been paid to the purported transferee and are owed by the purported transferee to the charitable trust. Any net sales proceeds in excess of the amount payable to the purported transferee will be paid immediately to the charitable beneficiary. If, prior to the discovery by us that common shares have been transferred to the charitable trust, such shares are sold by a purported transferee, then (1) such shares shall be deemed to have been sold on behalf of the charitable trust and (2) to the extent that the purported transferee received an amount for such shares that exceeds the amount that such purported transferee would have been entitled to receive if such shares had been sold by the charitable trust, such excess shall be paid to the trustee upon demand.

Our declaration of trust provides that any shares transferred to the charitable trust are deemed to have been offered for sale to SpinCo, or its designee. The price at which SpinCo, or its designee, may purchase the shares transferred to the charitable trust will be equal to the lesser of (i) the price paid by the purported transferee for the shares or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (e.g., in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the charitable trust and (ii) the market price of the shares on the date that SpinCo, or its designee, accepts the offer.  Upon a sale to SpinCo, the interest of the beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the purported transferee.

SpinCo may reduce the amount payable to the purported transferee by the amount of dividends and other distributions that have been paid to the purported transferee and are owed by the purported transferee to the charitable trust, as described above. SpinCo’s right to accept the offer described above exists for as long as the charitable trust has not otherwise sold the shares held in trust.

Other Provisions Concerning the Restrictions on Ownership. Our board of trustees, in its sole discretion, may prospectively or retroactively exempt persons from the common shares beneficial ownership limit and the constructive ownership limit. However, the board of trustees may not exempt any person whose ownership of our shares would result in our being “closely held” within the meaning of Section 856(h) of the Code or otherwise would result in our failing to qualify as a REIT.  In order to be considered by the board of trustees for exemption, a person also must not own, directly or indirectly, an interest in a tenant of ours (or a tenant of any entity which we own or control) that would cause us to own, directly or indirectly, more than a 9.9% interest in the tenant.  The person seeking an exemption must represent to the satisfaction of the board of trustees that it will not violate these two restrictions.  The board of trustees may require such person to agree that any violation or attempted violation of these restrictions will result in the automatic transfer of the shares causing the violation to the charitable trust. In addition, the board of trustees may require a ruling from the Internal Revenue Service or an opinion of counsel in order to determine or ensure our status as a REIT.

The foregoing restrictions on transferability and ownership will not apply if the board of trustees determines that it is no longer in the best interests of SpinCo to attempt to qualify, or to continue to qualify, as a REIT or that compliance with any of the foregoing restrictions is no longer required for REIT qualification.

All persons who own, directly or by virtue of the applicable attribution rules of the Code, more than 1.0% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding common shares must give a written notice to SpinCo containing the information specified in the declaration of trust by January 31 of each year. In addition, each shareholder will be required to disclose to SpinCo upon demand any information that SpinCo may request, in good faith, to determine SpinCo’s status as a REIT or to comply with Treasury regulations promulgated under the REIT provisions of the Code.

The ownership restrictions described above may have the effect of precluding acquisition of control of SpinCo unless the SpinCo board determines that maintenance of REIT status is no longer in the best interests of SpinCo or that compliance with any of the foregoing restrictions is no longer required for REIT qualification.

Preferred Shares

Under the terms of SpinCo’s declaration of trust, its board of trustees may classify any unissued preferred shares, and reclassify any unissued common shares or any previously classified but unissued preferred shares into other classes or series of shares, including one or more classes or series of shares that have priority over our common shares with respect to distributions or upon liquidation, and we are authorized to issue the newly classified shares. Prior to the issuance of shares of each class or series, the board of trustees is required by the Maryland REIT Law and SpinCo’s declaration of trust to set, subject to the provisions of SpinCo’s declaration of trust regarding the restrictions on ownership and transfer of our shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption for each such class or series. These actions may be taken without shareholder approval, unless shareholder approval is required by applicable law, the terms of any other class or series of our shares or the rules of any stock exchange or automated quotation system on which SpinCo’s securities may be listed or traded. As of the date hereof, no preferred shares are outstanding and SpinCo has no present plans to issue any preferred shares.  If SpinCo were to issue preferred shares, they would be subject to ownership and transfer restrictions that are similar to the restrictions applicable to common shares (including a prohibition on owning more than 9.8% of the outstanding SpinCo preferred shares of any class or series).

Power to Increase Authorized Shares and Issue Additional Common and Preferred Shares

We believe that the power of our board of trustees, without shareholder approval, to amend our declaration of trust to increase the aggregate number of authorized shares or the number of shares in any class or series that we have authority to issue, to issue additional authorized but unissued common shares or preferred shares and to classify or reclassify unissued common shares or preferred shares and thereafter to issue such classified or reclassified shares provides SpinCo with flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions may be taken without shareholder approval, unless shareholder approval is required by applicable law, the terms of any other class or series of our shares or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of trustees does not currently intend to do so, it could authorize us to issue additional classes or series of common shares or preferred shares that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company, even if such transaction or change of control involves a premium price for our shareholders or shareholders believe that such transaction or change of control may be in their best interests.

Listing

SpinCo intends to apply to have its common shares authorized for listing on the New York Stock Exchange under the symbol “               .”

Sale of Unregistered Securities

In the past three years, SpinCo has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities.

In connection with its organization, on June 18, 2014, SpinCo issued 1,000 common shares, $0.01 par value per share, to VRLP pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the distribution agent, transfer agent and registrar for SpinCo’s common shares will be American Stock Transfer & Trust Company, LLC. For questions relating to the transfer or mechanics of the share distribution, you should contact:

American Stock Transfer & Trust Company, LLC,
6201 15th Avenue
Brooklyn, NY 11219.
www.amstock.com/shareholder/sh_general_info.asp

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR DECLARATION OF TRUST AND BYLAWS

SpinCo’s declaration of trust and bylaws will be amended and restated prior to the separation. The following description of certain provisions of Maryland law and our amended and restated declaration of trust and bylaws is only a summary and does not purport to be a complete statement of the relevant provisions at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you should read (along with the applicable provisions of Maryland law) for complete information on such provisions. The declaration of trust and bylaws to be in effect at the time of the distribution will be included as exhibits to SpinCo’s registration statement on Form 10, of which this information statement forms a part.

The Board of Trustees

Our declaration of trust provides that the number of our trustees may be established, increased or decreased only by a majority of the entire board of trustees but may not be fewer than the number required by the Maryland REIT law, which is currently one, nor, unless our bylaws are amended, more than 15, provided, however, that the tenure of office of a trustee will not be affected by any decrease in the number of trustees. Our declaration of trust also provides that, at such time as we become eligible to elect to be subject to certain provisions of Maryland law (which we expect will be upon completion of the separation distribution) and except as may be provided by our board of trustees in setting the terms of any class or series of shares, any vacancy may be filled only by a majority of the remaining trustees, even if the remaining trustees do not constitute a quorum, and, for so long as our board is classified, any trustee elected to fill a vacancy will hold office for the remainder of the full term of the class of trustees in which the vacancy occurred and until a successor is duly elected and qualifies.

Our declaration of trust will initially divide our board of trustees into three classes. The initial terms of the first, second and third classes will expire at the first, second and third annual meetings of shareholders, respectively, held following the separation.  Initially, shareholders will elect only one class of trustees each year.  Shareholders will elect successors to trustees of the first class for a two-year term and successors to trustees of the second class for a one-year term, in each case upon the expiration of the terms of the initial trustees of each class.  Commencing with the third annual meeting of shareholders following the separation, which will be held in 2017, all trustees will be elected annually for a term of one year and shall hold office until the next succeeding annual meeting and until their successors are duly elected and qualify. There is no cumulative voting in the election of trustees. Consequently, at each annual meeting of shareholders, the holders of a majority of our common shares will be able to elect all of our trustees standing for election.  Under our bylaws, a plurality of all the votes cast at a meeting of shareholders duly called and at which a quorum is present will be sufficient to elect a trustee.  At such time as our board of trustees ceases to be classified, our board of trustees will amend our bylaws to provide that a majority of all the votes cast at a meeting of shareholders duly called and at which a quorum is present will be required to elect a trustee, unless the election is contested, in which case a plurality will be sufficient.

For so long as our board remains classified, this provision could have the effect of making the replacement of incumbent trustees more time-consuming and difficult. Until the third annual meeting following the separation, at least two annual meetings of shareholders will generally be required to effect a change in a majority of the board of trustees. The staggered terms of trustees may delay, defer or prevent a tender offer or an attempt to change control of SpinCo, even though the tender offer or change in control might be in the best interest of our shareholders.

Removal of Trustees

Our declaration of trust provides that, subject to the rights of holders of one or more classes or series of preferred shares to elect or remove one or more trustees, a trustee may be removed only for cause (as defined in our declaration of trust) and only by the affirmative vote of a majority of the votes entitled to be cast in the election of trustees. This provision, when coupled with the exclusive power of our board of trustees to fill vacancies on our board of trustees, precludes shareholders from removing incumbent trustees except for cause and upon a substantial affirmative vote and filling the vacancies created by the removal with their own nominees.

Business Combinations

Under the Maryland Business Combination Act (the “MBCA”), a “business combination” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder is prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. A business combination includes a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•                  a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the real estate investment trust’s outstanding voting shares; or

•                  an affiliate or associate of the real estate investment trust who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting shares of the real estate investment trust.

A person is not an interested shareholder under the statute if the board of trustees approved in advance the transaction by which such person otherwise would have become an interested shareholder. In approving a transaction, the board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland real estate investment trust and an interested shareholder generally must be recommended by the board of trustees of the real estate investment trust and approved by the affirmative vote of at least:

•                  80% of the votes entitled to be cast by holders of outstanding voting shares of the real estate investment trust; and

•                  two-thirds of the votes entitled to be cast by holders of voting shares of the real estate investment trust other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if the real estate investment trust’s common shareholders receive a minimum price, as defined under the MBCA, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

The MBCA permits various exemptions from its provisions, including business combinations that are exempted by the board of trustees before the time that the interested shareholder becomes an interested shareholder.

The MBCA may have the effect of delaying, deferring or preventing a change in control of SpinCo or other transaction that might involve a premium price or otherwise be in the best interest of the shareholders. The MBCA may discourage others from trying to acquire control of SpinCo and increase the difficulty of consummating any offer.

Control Share Acquisitions

The Maryland Control Share Acquisition Act (the “MCSAA”) provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiring person, by officers or by employees who are trustees of the real estate investment trust are excluded from shares entitled to vote on the matter. “Control shares” are voting shares which, if aggregated with all other shares owned by the acquiring person or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing trustees within one of the following ranges of voting power:

•                  one-tenth or more but less than one-third,

•                  one-third or more but less than a majority, or

•                  a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the real estate investment trust. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of trustees of the real estate investment trust to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the real estate investment trust may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MCSAA, then the real estate investment trust may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the real estate investment trust to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiring person or, if a meeting of shareholders is held at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a shareholders meeting and the acquiring person becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition.

The MCSAA does not apply (a) to shares acquired in a merger, consolidation or share exchange if the real estate investment trust is a party to the transaction, or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the real estate investment trust.

Our bylaws contain a provision exempting from the MCSAA any and all acquisitions by any person of our shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Approval of Extraordinary Trust Action; Amendment of Declaration of Trust and Bylaws

Under the Maryland REIT Law, a Maryland real estate investment trust generally cannot dissolve, amend its declaration of trust or merge with or convert into another entity, unless the action is advised by its board of trustees and approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland real estate investment trust may provide in its declaration of trust for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Except for certain amendments described in our declaration of trust that require only approval by our board of trustees, our declaration of trust provides for approval of any of these matters by the affirmative vote of not less than a majority of all of the votes entitled to be cast on such matters.

Our bylaws provide that the board of trustees will have the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our trustees or officers or other employees to us or to our shareholders, (c) any action asserting a claim against us or any of our trustees or officers or other employees arising pursuant to any provision of the Maryland REIT Law or our declaration of trust or bylaws or (d) any action asserting a claim against us or any of our trustees or officers or other employees that is governed by the internal affairs doctrine shall be the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.

Advance Notice of Trustee Nominations and New Business

Our bylaws provide that with respect to an annual meeting of shareholders, nominations of persons for election to the board of trustees and the proposal of business to be considered by shareholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of trustees or (iii) by a shareholder who is a shareholder of record both at the time of giving the advance notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of trustees at a special meeting may be made only (i) by the board of trustees, or (ii) provided that the special meeting has been called in accordance with the bylaws for the purpose of electing trustees, by a shareholder who is a shareholder of record both at the time of giving the advance notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland real estate investment trust with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect to be subject, by provision in its declaration of trust or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in the declaration of trust or bylaws, to any or all of the following five provisions:

•                   a classified board;

•                   a two-thirds vote requirement for removing a trustee;

•                   a requirement that the number of trustees be fixed only by vote of the trustees;

•                   a requirement that a vacancy on the board be filled only by the remaining trustees and, if its board is classified, for the remainder of the full term of the class of trustees in which the vacancy occurred; or

•                  a majority requirement for the calling of a shareholder-requested special meeting of shareholders.

Our declaration of trust provides that, at such time as we become eligible to make a Subtitle 8 election (which we expect will be upon the completion of the separation and distribution) and except as may be provided by our board of trustees in setting the terms of any class or series of shares, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of trustees. Through provisions in our declaration of trust and bylaws unrelated to Subtitle 8, (1) we have a classified board until the third annual meeting of shareholders following the separation, (2) we vest in the board the exclusive power to fix the number of trusteeships, subject to limitations set forth in our declaration of trust and bylaws, and (3) our shareholders are not entitled to call special meetings of shareholders.

Anti-takeover Effect of Certain Provisions of Maryland Law and of our Declaration of Trust and Bylaws

The business combination provisions and, if the applicable provision in our bylaws is rescinded, the control share acquisition provisions of Maryland law, the provisions of our declaration of trust on classification of the board of trustees and removal of trustees and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control of SpinCo that might involve a premium price for holders of our common shares or otherwise be in their best interest.

Shareholder Meetings

SpinCo’s bylaws will provide that annual meetings of SpinCo’s shareholders may only be held each year at a date, time and place determined by our board of trustees. Special meetings of shareholders may only be called by the chairman of SpinCo’s board of trustees, SpinCo’s chief executive officer, SpinCo’s president and SpinCo’s board of trustees. Only matters set forth in the notice of a special meeting of shareholders may be considered and acted upon at such a meeting.

Shareholder Action by Written Consent

Under SpinCo’s declaration of trust, any action required to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote if (i) a unanimous consent setting forth the action is given in writing or by electronic transmission by all holders of the outstanding common shares or (ii) the action is advised by SpinCo’s board of trustees and a consent in writing or by electronic transmission is given by shareholders entitled to cast not less than the minimum number of votes that would be required to take the action at a meeting of SpinCo’s shareholders.

Limitation of Liability and Indemnification of Trustees and Officers

Maryland law permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting or eliminating the liability of its trustees and officers to the real estate investment trust and its shareholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. SpinCo’s declaration of trust includes such a provision eliminating such liability to the maximum extent permitted by Maryland law.

SpinCo’s declaration of trust authorizes us and SpinCo’s bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the trustee’s or officer’s ultimate entitlement to indemnification, to (i) any present or former trustee or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity, or (ii) any individual who, while serving as our trustee or officer and at the request of SpinCo, serves or has served as a director, trustee, officer, partner, member or manager of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.  SpinCo’s declaration of trust and bylaws also permit it, with the approval of the board of trustees, to indemnify and advance expenses to any person who served a predecessor of SpinCo in any of the capacities described above and to any employee or agent of SpinCo or a predecessor of SpinCo.

Maryland law requires a Maryland real estate investment trust (unless its declaration of trust provides otherwise, which ours does not) to indemnify a trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity.  Maryland law permits a real estate investment trust to indemnify its present and former trustees and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the trustee or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland real estate investment trust may not indemnify for an adverse judgment in a suit by or in the right of the real estate investment trust or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a real estate investment trust to advance reasonable expenses to a trustee or officer upon the corporation’s receipt of (a) a written affirmation by the trustee or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the real estate investment trust and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the real estate investment trust if it shall ultimately be determined that the standard of conduct was not met.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, trustees or controlling persons of SpinCo pursuant to the foregoing provisions or otherwise, SpinCo has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and, therefore, unenforceable.  SpinCo will purchase liability insurance for the purpose of providing a source of funds to pay the indemnification described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the taxation of SpinCo and the material Federal income tax consequences to holders of the SpinCo common shares for your general information only. It is not tax advice. The tax treatment of these holders will vary depending upon the holder’s particular situation, and this discussion addresses only holders that hold these shares as capital assets and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This section also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the Federal income tax laws apply, including:

•                  dealers in securities or currencies;

•                  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•                  banks;

•                  life insurance companies;

•                  tax-exempt organizations;

•                  certain insurance companies;

•                  persons liable for the alternative minimum tax;

•                  persons that hold shares that are a hedge, that are hedged against interest rate or currency risks or that are part of a straddle or conversion transaction;

•                  persons that purchase or sell shares as part of a wash sale for tax purposes; and

•                  U.S. shareholders whose functional currency is not the U.S. dollar.

This summary is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions.  This summary describes the provisions of these sources of law only as they are currently in effect.  All of these sources of law may change at any time, and any change in the law may apply retroactively.

If a partnership holds SpinCo common shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership.  A partner in a partnership holding SpinCo common shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the SpinCo common shares.

We urge you to consult with your own tax advisors regarding the tax consequences to you of acquiring, owning and selling SpinCo common shares, including the Federal, state, local and foreign tax consequences of acquiring, owning and selling these securities in your particular circumstances and potential changes in applicable laws.

Taxation of SpinCo as a REIT

SpinCo intends to elect to be taxed as a REIT under Sections 856 through 860 of the Code, from and after the taxable year that includes the distribution of our common shares by each of Vornado and VRLP. We believe that we will be organized, and we expect to operate, in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code.

Sullivan & Cromwell LLP acts as our special tax counsel in connection with our formation and election to be taxed as a REIT. In connection with this transaction, we expect to receive an opinion of Sullivan & Cromwell LLP to the effect that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year that includes the distribution of our common shares by each of Vornado and VRLP.  It must be emphasized that the opinion of Sullivan & Cromwell LLP will rely, without independent investigation or verification, on various assumptions relating to our organization and operation, and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the present and future conduct of our business operations. While we intend to operate so that we will qualify to be taxed as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Sullivan & Cromwell LLP or by us that we will qualify to be taxed as a REIT for any particular year. The opinion of Sullivan & Cromwell LLP will be expressed as of the date issued. Sullivan & Cromwell LLP will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of advisors are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of share ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Sullivan & Cromwell LLP. Our ability to qualify to be taxed as a REIT also requires that we satisfy certain tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

As noted above, SpinCo intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, from and after SpinCo’s taxable year that includes the distribution of our common shares by each of Vornado and VRLP. The material qualification requirements are summarized below under “— Requirements for Qualification.” While we intend to operate so that we qualify and continue to qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. Please refer to “— Failure to Qualify as a REIT.” The discussion in this section “— Taxation of SpinCo as a REIT” assumes that SpinCo will qualify as a REIT.

As a REIT, SpinCo generally will not have to pay Federal corporate income taxes on its net income that it currently distributes to shareholders.  This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a regular corporation.  SpinCo’s dividends, however, generally will not be eligible for (i) the reduced rates of tax applicable to dividends received by noncorporate shareholders and (ii) the corporate dividends received deduction.

However, SpinCo will have to pay Federal income tax as follows:

•                  First, SpinCo will have to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•                  Second, under certain circumstances, SpinCo may have to pay the alternative minimum tax on its items of tax preference.

•                  Third, if SpinCo has (a) net income from the sale or other disposition of “foreclosure property”, as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, it will have to pay tax at the highest corporate rate on that income.

•                  Fourth, if SpinCo has net income from “prohibited transactions”, as defined in the Code, SpinCo will have to pay a 100% tax on that income.  Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•                  Fifth, if SpinCo should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “— Requirements for Qualification — Income Tests”, but has nonetheless maintained its qualification as a REIT because SpinCo has satisfied some other requirements, it will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of SpinCo’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of SpinCo’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect SpinCo’s profitability.

•                  Sixth, if SpinCo should fail to distribute during each calendar year at least the sum of (1) 85% of its real estate investment trust ordinary income for that year, (2) 95% of its real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, SpinCo would have to pay a 4% excise tax on the excess of that required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate level.

•                  Seventh, if SpinCo acquires any asset from a C corporation in certain transactions in which SpinCo must adopt the basis of the asset or any other property in the hands of the C corporation as the basis of the asset in the hands of SpinCo, and SpinCo recognizes gain on the disposition of that asset during the 10-year period beginning on the date on which SpinCo acquired that asset, then SpinCo will have to pay tax on the built-in gain at the highest regular corporate rate.  A C corporation means generally a corporation that has to pay full corporate level tax.

•                  Eighth, if SpinCo derives “excess inclusion income” from a residual interest in a real estate mortgage investment conduit, or “REMIC”, or certain interests in a taxable mortgage pool, or “TMP”, SpinCo could be subject to corporate level Federal income tax at a 35% rate to the extent that such income is allocable to certain types of tax-exempt shareholders that are not subject to unrelated business income tax, such as government entities.

•                  Ninth, if SpinCo receives non-arm’s-length income from a taxable REIT subsidiary (as defined under “— Requirements for Qualification — Asset Tests”), or as a result of services provided by a taxable REIT subsidiary to tenants of SpinCo, SpinCo will be subject to a 100% tax on the amount of SpinCo’s non-arm’s-length income.

•                  Tenth, if SpinCo fails to satisfy a REIT asset test, as described below, due to reasonable cause and SpinCo nonetheless maintains its REIT qualification because of specified cure provisions, SpinCo will generally be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused SpinCo to fail such test.

•                  Eleventh, if SpinCo fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the REIT gross income tests or a violation of the asset tests described below) and the violation is due to reasonable cause, SpinCo may retain its REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification

The Code defines a REIT as a corporation, trust or association

•                  which is managed by one or more directors or trustees;

•                  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•                  that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

•                  that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

•                  the beneficial ownership of which is held by 100 or more persons (except with respect to the first taxable year for which an election to be taxed as a REIT is made);

•      during the last half of each taxable year, not more than 50% in value of the outstanding shares of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities (the “not closely held requirement”) (except with respect to the first taxable year for which an election to be taxed as a REIT is made); and

•                  that meets certain other tests, including tests described below regarding the nature of its income and assets.

The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

SpinCo will satisfy the conditions described in the first through fifth bullet points of the preceding paragraph and expects that it will also satisfy the condition described in the sixth bullet point of the preceding paragraph.  In addition, SpinCo’s declaration of trust provides for restrictions regarding the ownership and transfer of SpinCo’s shares of beneficial interest.  These restrictions are intended to assist SpinCo in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points of the preceding paragraph. The ownership and transfer restrictions pertaining to the SpinCo common shares are described in this prospectus under the heading “Description of SpinCo’s Shares of Beneficial Interest — Common Shares — Restrictions on Ownership of Common Shares.”

Investments in Partnerships.  If a REIT is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share.  In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests.  Thus, SpinCo’s proportionate share of the assets, liabilities and items of income of any partnership in which SpinCo is a partner will be treated as assets, liabilities and items of income of SpinCo for purposes of applying the requirements described in this section.  Thus, actions taken by partnerships in which SpinCo owns an interest, either directly or through one or more tiers of partnerships or qualified REIT subsidiaries, can affect SpinCo’s ability to satisfy the REIT income and assets tests and the determination of whether SpinCo has net income from prohibited transactions.  See the fourth bullet on page 129 for a brief description of prohibited transactions.

Taxable REIT Subsidiaries.  A taxable REIT subsidiary is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a taxable REIT subsidiary.  The election can be revoked at any time as long as the REIT and the taxable REIT subsidiary revoke such election jointly.  In addition, if a taxable REIT subsidiary holds, directly or indirectly, more than 35% of the securities of any other corporation other than a REIT (by vote or by value), then that other corporation is also treated as a taxable REIT subsidiary.  A corporation can be a taxable REIT subsidiary with respect to more than one REIT.

A taxable REIT subsidiary is subject to Federal income tax at regular corporate rates (currently a maximum rate of 35%), and may also be subject to state and local taxation.  Any dividends paid or deemed paid by any one of SpinCo’s taxable REIT subsidiaries will also be taxable, either (1) to SpinCo to the extent the dividend is retained by SpinCo, or (2) to SpinCo’s shareholders to the extent the dividends received from the taxable REIT subsidiary are paid to SpinCo’s shareholders.  SpinCo may hold more than 10% of the stock of a taxable REIT subsidiary without jeopardizing its qualification as a REIT notwithstanding the rule described below under “—Asset Tests” that generally precludes ownership of more than 10% of any issuer’s securities.  However, as noted below, in order for SpinCo to qualify as a REIT, the securities of all of the taxable REIT subsidiaries in which it has invested either directly or indirectly may not represent more than 25% of the total value of its assets.  SpinCo believes that the aggregate value of all of its interests in taxable REIT subsidiaries will represent less than 25% of the total value of its assets; however, SpinCo cannot assure that this will always be true.  Other than certain activities related to operating or managing a lodging or health care facility, a taxable REIT subsidiary may generally engage in any business including the provision of customary or non-customary services to tenants of the parent REIT.

Income Tests.  In order to maintain its qualification as a REIT, SpinCo annually must satisfy two gross income requirements.

•                  First, SpinCo must derive at least 75% of its gross income, excluding gross income from prohibited transactions, for each taxable year directly or indirectly from investments relating to real property, mortgages on real property or investments in REIT equity securities, including “rents from real property”, as defined in the Code, or from certain types of temporary investments.  Rents from real property generally include expenses of SpinCo that are paid or reimbursed by tenants.

•                  Second, at least 95% of SpinCo’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from real property investments as described in the preceding bullet point, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these types of sources.

Rents that SpinCo receives will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if the rents satisfy several conditions.

•                  First, the amount of rent must not be based in whole or in part on the income or profits of any person.  However, an amount received or accrued generally will not be excluded from rents from real property solely because it is based on a fixed percentage or percentages of receipts or sales.

•                  Second, the Code provides that rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, directly or under the applicable attribution rules, owns a 10% or greater interest in that tenant; except that rents received from a taxable REIT subsidiary under certain circumstances qualify as rents from real property even if SpinCo owns more than a 10% interest in the subsidiary.  We refer to a tenant in which SpinCo owns a 10% or greater interest as a “related party tenant.”

•                  Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•                  Finally, for rents received to qualify as rents from real property, the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, other than through an independent contractor from whom the REIT derives no revenue or through a taxable REIT subsidiary.  However, SpinCo may directly perform certain services that landlords usually or customarily render when renting space for occupancy only or that are not considered rendered to the occupant of the property.

SpinCo expects that it will not derive material rents from related party tenants.  SpinCo also expects that it will not derive rental income attributable to personal property, other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease.

SpinCo expects to directly perform services for some of its tenants.  SpinCo does not believe that the provision of these services will cause its gross income attributable to these tenants to fail to be treated as rents from real property.  If SpinCo were to provide services to a tenant that are other than those landlords usually or customarily provide when renting space for occupancy only, amounts received or accrued by SpinCo for any of these services will not be treated as rents from real property for purposes of the REIT gross income tests.  However, the amounts received or accrued for these services will not cause other amounts received with respect to the property to fail to be treated as rents from real property unless the amounts treated as received in respect of the services, together with amounts received for certain management services, exceed 1% of all amounts received or accrued by SpinCo during the taxable year with respect to the property.  If the sum of the amounts received in respect of the services to tenants and management services described in the preceding sentence exceeds the 1% threshold, then all amounts received or accrued by SpinCo with respect to the property will not qualify as rents from real property, even if SpinCo provides the impermissible services to some, but not all, of the tenants of the property.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person.  However, an amount received or accrued generally will not be excluded from the term interest solely because it is based on a fixed percentage or percentages of receipts or sales.

From time to time, SpinCo may enter into hedging transactions with respect to one or more of its assets or liabilities.  SpinCo’s hedging activities may include entering into interest rate swaps, caps and floors, options to purchase these items, and futures and forward contracts.  Except to the extent provided by Treasury regulations, any income SpinCo derives from a hedging transaction that is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 75% or 95% gross income tests, and therefore will be excluded for purposes of these tests, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate.  The term “hedging transaction,” as used above, generally means any transaction SpinCo enters into in the normal course of its business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by SpinCo.  “Hedging transaction” also includes any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain), including gain from the termination of such a transaction.  SpinCo intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

As a general matter, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests, as follows.

“Real estate foreign exchange gain” will be excluded from gross income for purposes of both the 75% and 95% gross income test.  Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain qualified business units of a REIT.

“Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test.  Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations that would not fall within the scope of the definition of real estate foreign exchange gain.

If SpinCo fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it satisfies the requirements of other provisions of the Code that allow relief from disqualification as a REIT.  These relief provisions will generally be available if:

•                  SpinCo’s failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

•                  SpinCo files a schedule of each item of income in excess of the limitations described above in accordance with regulations to be prescribed by the IRS.

SpinCo might not be entitled to the benefit of these relief provisions, however, and even if these relief provisions apply, SpinCo would have to pay a tax on the excess income.  The tax will be a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of SpinCo’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of SpinCo’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect SpinCo’s profitability.

Asset Tests.  SpinCo, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets.

•                  First, at least 75% of the value of SpinCo’s total assets must be represented by real estate assets, including (a) real estate assets held by SpinCo’s qualified REIT subsidiaries, SpinCo’s allocable share of real estate assets held by partnerships in which SpinCo owns an interest and stock issued by another REIT, (b) for a period of one year from the date of SpinCo’s receipt of proceeds of an offering of its shares of beneficial interest or publicly offered debt with a term of at least five years, stock or debt instruments purchased with these proceeds and (c) cash, cash items and government securities.

•                  Second, not more than 25% of SpinCo’s total assets may be represented by securities other than those in the 75% asset class.

•                  Third, not more than 25% of SpinCo’s total assets may constitute securities issued by taxable REIT subsidiaries and of the investments included in the 25% asset class, the value of any one issuer’s securities, other than equity securities issued by another REIT or securities issued by a taxable REIT subsidiary, owned by SpinCo may not exceed 5% of the value of SpinCo’s total assets.

•                  Fourth, SpinCo may not own more than 10% of the vote or value of the outstanding securities of any one issuer, except for issuers that are REITs, qualified REIT subsidiaries or taxable REIT subsidiaries, or certain securities that qualify under a safe harbor provision of the Code (such as so-called “straight-debt” securities).

Solely for the purposes of the 10% value test described above, the determination of SpinCo’s interest in the assets of any partnership or limited liability company in which it owns an interest will be based on SpinCo’s proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

If the IRS successfully challenges the partnership status of any of the partnerships in which SpinCo maintains a more than 10% vote or value interest, and the partnership is reclassified as a corporation or a publicly traded partnership taxable as a corporation, SpinCo could lose its REIT status.  In addition, in the case of such a successful challenge, SpinCo could lose its REIT status if such recharacterization results in SpinCo otherwise failing one of the asset tests described above.

Certain relief provisions may be available to SpinCo if it fails to satisfy the asset tests described above after a 30-day cure period.  Under these provisions, SpinCo will be deemed to have met the 5% and 10% REIT asset tests if the value of its nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of its assets at the end of the applicable quarter and (b) $10,000,000, and (ii) SpinCo disposes of the nonqualifying assets within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued.  For violations due to reasonable cause and not willful neglect that are not described in the preceding sentence, SpinCo may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by taking steps including (i) the disposition of the nonqualifying assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Annual Distribution Requirements.  SpinCo, in order to qualify as a REIT, is required to distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to (1) the sum of (a) 90% of SpinCo’s “real estate investment trust taxable income”, computed without regard to the dividends paid deduction and SpinCo’s net capital gain, and (b) 90% of the net after-tax income, if any, from foreclosure property minus (2) the sum of certain items of non-cash income.

In addition, if SpinCo acquired an asset from a C corporation in a carryover basis transaction and disposes of such asset within ten years of acquiring it, SpinCo may be required to distribute at least 90% of the after-tax built-in gain, if any, recognized on the disposition of the asset.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before SpinCo timely files its tax return for the year to which they relate and if paid on or before the first regular dividend payment after the declaration.  However, for Federal income tax purposes, these distributions that are declared in October, November or December as of a record date in such month and actually paid in January of the following year will be treated as if they were paid on December 31 of the year declared.

To the extent that SpinCo does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its real estate investment trust taxable income, as adjusted, it will have to pay tax on the undistributed amounts at regular ordinary and capital gain corporate tax rates.  Furthermore, if SpinCo fails to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year, (b) 95% of its capital gain net income for that year and (c) any undistributed taxable income from prior periods, SpinCo would have to pay a 4% excise tax on the excess of the required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate level.

SpinCo intends to satisfy the annual distribution requirements.

From time to time, SpinCo may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (a) when SpinCo actually receives income and when it actually pays deductible expenses and (b) when SpinCo includes the income and deducts the expenses in arriving at its taxable income.  If timing differences of this kind occur, in order to meet the 90% distribution requirement, SpinCo may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, SpinCo may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in SpinCo’s deduction for dividends paid for the earlier year.  Thus, SpinCo may be able to avoid being taxed on amounts distributed as deficiency dividends; however, SpinCo will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify as a REIT

If SpinCo would otherwise fail to qualify as a REIT because of a violation of one of the requirements described above, its qualification as a REIT will not be terminated if the violation is due to reasonable cause and not willful neglect and SpinCo pays a penalty tax of $50,000 for the violation.  The immediately preceding sentence does not apply to violations of the income tests described above or a violation of the asset tests described above, each of which have specific relief provisions that are described above.

If SpinCo fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, SpinCo will have to pay tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates.  SpinCo will not be able to deduct distributions to shareholders in any year in which it fails to qualify, nor will SpinCo be required to make distributions to shareholders.  In this event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to the shareholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Code.  Unless entitled to relief under specific statutory provisions, SpinCo will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.  SpinCo might not be entitled to the statutory relief described above in all circumstances.

Excess Inclusion Income

If SpinCo holds a residual interest in a REMIC or certain interests in a TMP from which SpinCo derives “excess inclusion income,” SpinCo may be required to allocate such income among its shareholders in proportion to the dividends received by its shareholders, even though SpinCo may not receive such income in cash.  To the extent that excess inclusion income is allocable to a particular shareholder, the income (1) would not be allowed to be offset by any net operating losses otherwise available to the shareholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of shareholders that are otherwise generally exempt from Federal income tax, and (3) would result in the application of U.S. Federal income tax withholding at the maximum rate (30%), without reduction pursuant to any otherwise applicable income tax treaty, to the extent allocable to most types of foreign shareholders.

Taxation of Holders of SpinCo Common Shares

U.S. Shareholders

As used in this section, the term “U.S. shareholder” means a holder of SpinCo common shares who, for U.S. Federal income tax purposes, is:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to U.S. Federal income taxation regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.

Taxation of Dividends.  As long as SpinCo qualifies as a REIT, distributions made by SpinCo out of its current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to its taxable U.S. shareholders as ordinary income.  Noncorporate U.S. shareholders will generally not be entitled to the tax rate applicable to certain types of dividends except with respect to the portion of any distribution (a) that represents income from dividends SpinCo received from a corporation in which it owns shares (but only if such dividends would be eligible for the lower rate on dividends if paid by the corporation to its individual shareholders), (b) that is equal to the sum of SpinCo’s real estate investment trust taxable income (taking into account the dividends paid deduction available to SpinCo) and certain net built-in gain with respect to property acquired from a C corporation in certain transactions in which SpinCo must adopt the basis of the asset in the hands of the C corporation for SpinCo’s previous taxable year and less any taxes paid by SpinCo during its previous taxable year, or (c) that represents earnings and profits that were accumulated by SpinCo in a prior non-REIT taxable year, in each case, provided that certain holding period and other requirements are satisfied at both the REIT and individual shareholder level.  Noncorporate U.S. shareholders should consult their own tax advisors to determine the impact of tax rates on dividends received from SpinCo.  Distributions made by SpinCo will not be eligible for the dividends received deduction in the case of U.S. shareholders that are corporations.  Distributions made by SpinCo that SpinCo properly designates as capital gain dividends will be taxable to U.S. shareholders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a U.S. shareholder has held his SpinCo common shares.  Thus, with certain limitations, capital gain dividends received by an individual U.S. shareholder may be eligible for preferential rates of taxation.  U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

To the extent that SpinCo makes distributions, not designated as capital gain dividends, in excess of its current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. shareholder.  Thus, these distributions will reduce the adjusted basis which the U.S. shareholder has in his shares for tax purposes by the amount of the distribution, but not below zero.  Distributions in excess of a U.S. shareholder’s adjusted basis in his shares will be taxable as capital gains, provided that the shares have been held as a capital asset.  For purposes of determining the portion of distributions on separate classes of shares that will be treated as dividends for Federal income tax purposes, current and accumulated earnings and profits will be allocated to distributions resulting from priority rights of preferred shares before being allocated to other distributions.

Dividends authorized by SpinCo in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by SpinCo and received by the shareholder on December 31 of that year, provided that SpinCo actually pays the dividend on or before January 31 of the following calendar year.  Shareholders may not include in their own income tax returns any net operating losses or capital losses of SpinCo.

SpinCo may make distributions to holders of its SpinCo common shares that are paid in SpinCo common shares.  These distributions would be intended to be treated as dividends for U.S. Federal income tax purposes and a U.S. shareholder would, therefore, generally have taxable income with respect to such distributions of commons shares and may have a tax liability on account of such distribution in excess of the cash (if any) that is received.

U.S. shareholders holding shares at the close of SpinCo’s taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of SpinCo’s taxable year falls, the amount of SpinCo’s undistributed net capital gain that SpinCo designates in a written notice mailed to its shareholders.  SpinCo may not designate amounts in excess of SpinCo’s undistributed net capital gain for the taxable year.  Each U.S. shareholder required to include the designated amount in determining the shareholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by SpinCo in respect of the undistributed net capital gains.  U.S. shareholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid.  U.S. shareholders will increase their basis in their shares by the difference between the amount of the includible gains and the tax deemed paid by the shareholder in respect of these gains.

Distributions made by SpinCo and gain arising from a U.S. shareholder’s sale or exchange of shares will not be treated as passive activity income.  As a result, U.S. shareholders generally will not be able to apply any passive losses against that income or gain.

Sale or Exchange of Shares.  When a U.S. shareholder sells or otherwise disposes of shares, the shareholder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder’s adjusted basis in the shares for tax purposes.  This gain or loss will be capital gain or loss if the U.S. shareholder has held the shares as a capital asset.  The gain or loss will be long-term gain or loss if the U.S. shareholder has held the shares for more than one year.  Long-term capital gain of an individual U.S. shareholder is generally taxed at preferential rates.  In general, any loss recognized by a U.S. shareholder when the shareholder sells or otherwise disposes of shares of SpinCo that the shareholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the shareholder from SpinCo which were required to be treated as long-term capital gains.

Backup Withholding.  SpinCo will report to its U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any.  Under the backup withholding rules, backup withholding may apply to a shareholder with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  The IRS may also impose penalties on a U.S. shareholder that does not provide SpinCo with his correct taxpayer identification number.  A shareholder may credit any amount paid as backup withholding against the shareholder’s income tax liability.  In addition, SpinCo may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to SpinCo.

Taxation of Tax-Exempt Shareholders.  The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity.  Based on that ruling, provided that a tax-exempt shareholder is not one of the types of entity described below and has not held its shares as “debt financed property” within the meaning of the Code, and the shares are not otherwise used in a trade or business, the dividend income from shares will not be unrelated business taxable income to a tax-exempt shareholder.  Similarly, income from the sale of shares will not constitute unrelated business taxable income unless the tax-exempt shareholder has held the shares as “debt financed property” within the meaning of the Code or has used the shares in a trade or business.

Notwithstanding the above paragraph, tax-exempt shareholders will be required to treat as unrelated business taxable income any dividends paid by SpinCo that are allocable to SpinCo’s “excess inclusion” income, if any.

Income from an investment in SpinCo’s shares will constitute unrelated business taxable income for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its shares.  Prospective investors of the types described in the preceding sentence should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust which

•                  is described in Section 401(a) of the Code;

•                  is tax-exempt under Section 501(a) of the Code; and

•                  holds more than 10% (by value) of the equity interests in the REIT.

Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.”  A REIT is a “pension-held REIT” if:

•                  it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•                  either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income.  A de minimis exception applies where this percentage is less than 5% for any year.  SpinCo does not expect to be classified as a pension-held REIT.

The rules described above under the heading “U.S. Shareholders” concerning the inclusion of SpinCo’s designated undistributed net capital gains in the income of its shareholders will apply to tax-exempt entities.  Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Non-U.S. Shareholders

The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and estates or trusts that in either case are not subject to U.S. Federal income tax on a net income basis who own SpinCo common shares, which we call “non-U.S. shareholders”, are complex. The following discussion is only a limited summary of these rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in SpinCo common shares, including any reporting requirements.

Ordinary Dividends.  Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by SpinCo of U.S. real property interests, as discussed below, and other than distributions designated by SpinCo as capital gain dividends, will be treated as ordinary income to the extent that they are made out of current or accumulated earnings and profits of SpinCo.  A withholding tax equal to 30% of the gross amount of the distribution will ordinarily apply to distributions of this kind to non-U.S. shareholders, unless an applicable tax treaty reduces that tax.  However, if income from the investment in the shares is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. shareholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. shareholder to U.S. taxation on a net income basis, tax at graduated rates will generally apply to the non-U.S. shareholder in the same manner as U.S. shareholders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the shareholder is a foreign corporation.  SpinCo expects to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. shareholder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with SpinCo or the appropriate withholding agent or (b) the non-U.S. shareholder files an IRS Form W-8 ECI or a successor form with SpinCo or the appropriate withholding agent claiming that the distributions are effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business and in either case other applicable requirements were met.

Distributions to a non-U.S. shareholder that are designated by SpinCo at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to the disposition by SpinCo of a U.S. real property interest generally will not be subject to U.S. Federal income taxation, except as described below.

If a non-U.S. shareholder receives an allocation of “excess inclusion income” with respect to a REMIC residual interest or an interest in a TMP owned by SpinCo, the non-U.S. shareholder will be subject to U.S. Federal income tax withholding at the maximum rate of 30% with respect to such allocation, without reduction pursuant to any otherwise applicable income tax treaty.

Return of Capital.  Distributions in excess of SpinCo’s current and accumulated earnings and profits, which are not treated as attributable to the gain from SpinCo’s disposition of a U.S. real property interest, will not be taxable to a non-U.S. shareholder to the extent that they do not exceed the adjusted basis of the non-U.S. shareholder’s shares.  Distributions of this kind will instead reduce the adjusted basis of the shares.  To the extent that distributions of this kind exceed the adjusted basis of a non-U.S. shareholder’s shares, they will give rise to tax liability if the non-U.S. shareholder otherwise would have to pay tax on any gain from the sale or disposition of its shares, as described below.  If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends.  However, the non-U.S. shareholder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of current accumulated earnings and profits of SpinCo.

Also, SpinCo could potentially be required to withhold at least 10% of any distribution in excess of SpinCo’s current and accumulated earnings and profits, even if the non-U.S. shareholder is not liable for U.S. tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the IRS if the non-U.S. shareholder’s tax liability with respect to the distribution is less than the amount withheld. Such withholding should generally not be required if a non-U.S. shareholder would not be taxed under the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), upon a sale or exchange of SpinCo common shares. See discussion below under “— Sales of Shares.”

Capital Gain Dividends.  Distributions that are attributable to gain from sales or exchanges by SpinCo of U.S. real property interests that are paid with respect to any class of stock which is regularly traded on an established securities market located in the United States and held by a non-U.S. shareholder who does not own more than 5% of such class of stock at any time during the one year period ending on the date of distribution will be treated as a normal distribution by SpinCo, and such distributions will be taxed as described above in “— Ordinary Dividends.”

Distributions that are not described in the preceding paragraph that are attributable to gain from sales or exchanges by SpinCo of U.S. real property interests will be taxed to a non-U.S. shareholder under the provisions of FIRPTA.  Under this statute, these distributions are taxed to a non-U.S. shareholder as if the gain were effectively connected with a U.S. business.  Thus, non-U.S. shareholders will be taxed on the distributions at the normal capital gain rates applicable to U.S. shareholders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of individuals.  SpinCo is required by applicable Treasury regulations under this statute to withhold 35% of any distribution that SpinCo could designate as a capital gain dividend.  However, if SpinCo designates as a capital gain dividend a distribution made before the day SpinCo actually effects the designation, then although the distribution may be taxable to a non-U.S. shareholder, withholding does not apply to the distribution under this statute.  Rather, SpinCo must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend.  The non-U.S. shareholder may credit the amount withheld against its U.S. tax liability.

Share Distributions.  SpinCo may make distributions to holders of its SpinCo common shares that are paid in SpinCo common shares. These distributions would be intended to be treated as dividends for U.S. Federal income tax purposes and, accordingly, would be treated in a manner consistent with the discussion above under “Ordinary Dividends” and “Capital Gains Dividends.” If SpinCo is required to withhold an amount in excess of any cash distributed along with the SpinCo common shares, SpinCo will retain and sell some of the SpinCo common shares that would otherwise be distributed in order to satisfy SpinCo’s withholding obligations.

Sales of Shares.  Gain recognized by a non-U.S. shareholder upon a sale or exchange of SpinCo common shares generally will not be taxed under FIRPTA if SpinCo is a “domestically controlled REIT”, defined generally as a REIT, less than 50% in value of whose stock is and was held directly or indirectly by foreign persons at all times during a specified testing period.  SpinCo believes that it will be a domestically controlled REIT, and, therefore, assuming that SpinCo continues to be a domestically controlled REIT, that taxation under this statute generally will not apply to the sale of SpinCo common shares.  However, gain to which this statute does not apply will be taxable to a non-U.S. shareholder if investment in the shares is treated as effectively connected with the non-U.S. shareholder’s U.S. trade or business or is attributable to a permanent establishment that the non-U.S. shareholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. shareholder to U.S. taxation on a net income basis.  In this case, the same treatment will apply to the non-U.S. shareholder as to U.S. shareholders with respect to the gain.  In addition, gain to which FIRPTA does not apply will be taxable to a non-U.S. shareholder if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, or maintains an office or a fixed place of business in the United States to which the gain is attributable.  In this case, a 30% tax will apply to the nonresident alien individual’s capital gains.  A similar rule will apply to capital gain dividends to which this statute does not apply.

If SpinCo does not qualify as a domestically controlled REIT, the tax consequences to a non-U.S. shareholder of a sale of shares will depend upon whether such shares will be regularly traded on an established securities market and the amount of such shares that will be held by the non-U.S. shareholder.  Specifically, a non-U.S. shareholder that holds a class of shares that is traded on an established securities market will only be subject to FIRPTA in respect of a sale of such shares if the shareholder owned more than 5% of the shares of such class at any time during a specified period.  This period is generally the shorter of the period that the non-U.S. shareholder owned such shares or the five-year period ending on the date when the shareholder disposed of the shares.  A non-U.S. shareholder that holds a class of SpinCo’s shares that is not traded on an established securities market will only be subject to FIRPTA in respect of a sale of such shares if on the date the shares were acquired by the shareholder it had a fair market value greater than the fair market value on that date of 5% of the regularly traded class of SpinCo’s outstanding shares with the lowest fair market value.  If a non-U.S. shareholder holds a class of SpinCo’s shares that is not regularly traded on an established securities market, and subsequently acquires additional interests of the same class, then all such interests must be aggregated and valued as of the date of the subsequent acquisition for purposes of the 5% test that is described in the preceding sentence.  If tax under FIRPTA applies to the gain on the sale of shares, the same treatment would apply to the non-U.S. shareholder as to U.S. shareholders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

Medicare Tax

A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).  A holder’s net investment income will generally include its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in SpinCo’s shares.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

A 30% withholding tax will be imposed on certain payments to you or certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such institutions fail to comply with information reporting requirements (“FATCA Withholding”).  Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. Dividend payments you receive after June 30, 2014 could be subject to this withholding if you are subject to the information reporting requirements and fail to comply with them or if you hold SpinCo common shares through another person (e.g., a foreign bank or broker) that is subject to withholding because it fails to comply with these requirements (even if you would not otherwise have been subject to withholding).  However, FATCA Withholding will not apply to payments of gross proceeds from a sale or other disposition of SpinCo common shares before January 1, 2017.

Federal Estate Taxes

SpinCo common shares held by a non-U.S. shareholder at the time of death will be included in the shareholder’s gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. shareholder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. However, you are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

•                  dividend payments and

•                  the payment of the proceeds from the sale of SpinCo common shares effected at a United States office of a broker, as long as the income associated with these payments is otherwise exempt from U.S. Federal income tax, and:

•                  the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•                  a valid IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•                  other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•                  you otherwise establish an exemption.

Payment of the proceeds from the sale of shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding.  However, a sale of shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•                  the proceeds are transferred to an account maintained by you in the United States,

•                  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•                  the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

•                  unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of SpinCo common shares will be subject to information reporting if it is effected at a foreign office of a broker that is:

•                  a United States person,

•                  a controlled foreign corporation for United States tax purposes,

•                  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•                  a foreign partnership, if at any time during its tax year:

•                  one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•                  such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.  Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Other Tax Consequences

State or local taxation may apply to SpinCo and its shareholders in various state or local jurisdictions, including those in which it or they transact business or reside.  The state and local tax treatment of SpinCo and its shareholders may not conform to the Federal income tax consequences discussed above.  Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in SpinCo.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to the separation, there has been no market for our common shares. Therefore, future sales of substantial amounts of our common shares in the public market could adversely affect prevailing market prices.

Upon completion of the separation, we will have                   common shares outstanding. In addition, we will have reserved for issuance to trustees, executive officers and other SpinCo employees who provide services to us an aggregate of                   of our common shares that, if and when such shares are issued, may be subject in whole or in part to vesting requirements or the lapsing of restrictions.

The SpinCo common shares distributed to Vornado common shareholders and VRLP common limited partners will be freely transferable, except for shares received by persons who may be deemed to be SpinCo “affiliates” under the Securities Act and as described below. Persons who may be deemed to be affiliates of SpinCo after the separation generally include individuals or entities that control, are controlled by or are under common control with SpinCo and may include trustees and certain officers or principal shareholders of SpinCo. SpinCo affiliates will be permitted to sell their SpinCo common shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144. SpinCo common shares are subject to certain restrictions on transferability designed to protect SpinCo’s REIT qualification. Please refer to “Description of SpinCo’s Shares of Beneficial Interest — Common Shares — Restrictions on Ownership of Common Shares.”

Redemption/Exchange Rights

Pursuant to the partnership agreement of our operating partnership, SpinCo, L.P., persons that own the common limited partnership units will have the right to redeem their units. When a limited partner exercises this right with respect to common limited partnership units, the partnership must redeem the common limited partnership units for cash or, at our option, unregistered common shares, on a one-for-one basis subject to the terms and conditions of the partnership agreement. These redemption rights generally may be exercised by the limited partners at any time after one year following the issuance of the common limited partnership units. Please refer to “Partnership Agreement — Redemption Rights.” Any amendment to the partnership agreement that would affect these redemption rights would require our consent as general partner and the consent of all limited partners adversely affected.

Rule 144

Any “restricted” securities under the meaning of Rule 144 of the Securities Act may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144.

In general, under Rule 144 as currently in effect, if six months have elapsed since the date of acquisition of restricted shares from us or any of our affiliates, the holder of such restricted shares can sell such shares; provided that the number of shares sold by such person within any three-month period cannot exceed the greater of 1% of the total number of our common shares then outstanding or the average weekly trading volume of our common shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Grants Under Our Equity Compensation Plan

It is expected that, prior to the completion of the separation, SpinCo will adopt an equity compensation plan, which will be described in subsequent amendments to this information statement.

PARTNERSHIP AGREEMENT

The summary of the partnership agreement of Vornado SpinCo, L.P. (“SpinCo, L.P.”) is qualified in its entirety by reference to the full text of the applicable agreement, which is incorporated by reference into this information statement.

SpinCo, L.P., our operating partnership, will be a Delaware limited partnership. SpinCo will be the sole general partner of this partnership. Upon completion of the separation, we will own, directly and indirectly, 100% of the partnership interests in our operating partnership. In the future, we may issue additional interests in SpinCo, L.P. to third parties.

Management

Pursuant to the partnership agreement of SpinCo, L.P., we, as the general partner, generally have full, exclusive and complete responsibility and discretion in the management, operation and control of the partnership, including the ability to cause the partnership to enter into certain major transactions, including acquisitions, developments and dispositions of properties, borrowings and refinancings of existing indebtedness. No limited partner may take part in the operation, management or control of the business of our operating partnership by virtue of being a holder of limited partnership units.

We may not be removed as general partner of the partnership. Upon our bankruptcy or dissolution, the limited partnership shall be dissolved automatically unless, within 90 days after the entry of a final and nonappealable judgment ruling that the general partner is insolvent or a final and nonappealable order for relief against us, a majority in interest of the remaining partners consent in writing to continue the business of the partnership and to the appointment of a substitute general partner.

Transferability of Interests

General Partner. The partnership agreement provides that we may not transfer our interest as a general partner except in connection with a transaction permitted under the partnership agreement. We may not engage in any merger, consolidation or other combination, or sell all or substantially all of our assets, or change the terms of any outstanding common shares, unless, in connection therewith, all limited partners will have the right to receive for each partnership unit an amount of cash, securities or other property equal to the product of the conversion factor specified in the partnership agreement and the greatest amount of cash, securities or other property paid to a holder of shares corresponding to such partnership unit in consideration of one such share.

Limited Partner. The partnership agreement prohibits the sale, assignment, transfer, pledge or disposition of all or any portion of the limited partnership units without our consent, which we may give or withhold in our sole discretion prior to the first anniversary of the date that such limited partner acquired the limited partnership units to be sold. After such first anniversary, the partnership agreement prohibits such sale, assignment, transfer, pledge or disposition without our consent, which may be withheld only if we determine in our sole discretion exercised in good faith that such a transfer would cause SpinCo, L.P. or any or all of the partners (except for the limited partner seeking to transfer its limited partnership units) to be subject to tax liability as a result of such transfer.

The partnership agreement contains other restrictions on transfer if, among other things, that transfer would adversely affect our ability to qualify as a REIT or would subject us to any additional taxes under the Code.

Capital Contributions

The partnership agreement provides that if the partnership requires additional funds at any time in excess of funds available to the partnership from borrowing or capital contributions, SpinCo may borrow such funds from a financial institution or other lender and lend such funds to the partnership. Under the partnership agreement, we will be obligated to contribute the proceeds of any offering of shares as additional capital to our operating partnership. The general partner is authorized to cause the operating partnership to issue partnership interests for less than fair market value if we conclude in good faith that such issuance is in both the partnership’s and our best interests.

The partnership agreement provides that we may make additional capital contributions, including properties, to the partnership in exchange for additional partnership units. If we contribute additional capital to the partnership and receive additional partnership interests for such capital contribution, our percentage interests will be increased on a proportionate basis based on the amount of such additional capital contributions and the value of the partnership at the time of such contributions.  Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis. In addition, if we contribute additional capital to the partnership and receive additional partnership interests for such capital contribution, the capital accounts of the partners will be adjusted upward or downward to reflect any unrealized gain or loss attributable to our properties as if there were an actual sale of such properties at the fair market value thereof. Limited partners have no preemptive right to make additional capital contributions.

The operating partnership could also issue preferred partnership interests in connection with the acquisitions of property or otherwise. Any such preferred partnership interests have priority over common limited partnership interests with respect to distributions from the partnership, including the partnership interests that our wholly-owned subsidiaries may own.

Redemption Rights

Under the partnership agreement, SpinCo, L.P. will be required to redeem units held by us only when we have redeemed our common shares.

Conversion Rights

Limited partners will have the right under the partnership agreement to exchange their units for SpinCo common shares or cash as selected by the general partner.

Operations

The partnership agreement requires the partnership to be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid the imposition of federal income and excise tax liability and to ensure that the partnership will not be classified as a “publicly-traded partnership” taxable as a corporation under Section 7704 of the Code.

In addition to the administrative and operating costs and expenses incurred by the partnership, the partnership will pay all of our administrative costs and expenses. These expenses will be treated as expenses of the partnership and will generally include all expenses relating to our continuity of existence, all expenses relating to offerings and registration of securities, all expenses associated with the preparation and filing of any of our periodic reports under federal, state or local laws or regulations, all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body and all of our other operating or administrative costs incurred in the ordinary course of its business on behalf of the partnership.

Distributions

The partnership agreement provides that the partnership will make cash distributions in amounts and at such times as determined by us in our sole discretion, to us and other limited partners in accordance with the respective percentage interests of the partners in the partnership.

Upon liquidation of the partnership, after payment of, or adequate provisions for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the other limited partners with positive capital accounts in accordance with the respective positive capital account balances of the partners.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally are allocated to us and the other limited partners in accordance with the respective percentage interests of the partners in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury Regulations promulgated thereunder.

Amendments

Amendments to the partnership agreement may be proposed only by the general partner. The general partner has the power, subject to certain exceptions, to amend the partnership agreement without the consent of the limited partners. However, the partnership agreement may not be amended with respect to any partner adversely affected by such amendment without the consent of such limited partner if such amendment would convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a general partner, or amend certain specified sections of the partnership agreement.

Exculpation and Indemnification of the General Partner

The partnership agreement of our operating partnership provides that neither the general partner nor any of its trustees and officers will be liable to the partnership or to any of its partners as a result of errors in judgment or mistakes of fact or law or of any act or omission, if the general partner acted in good faith.

In addition, the partnership agreement requires our operating partnership to indemnify and hold the general partner and its trustees, officers and any other person it designates, harmless from and against any and all claims arising from operations of our operating partnership in which any such indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that the act or omission of the indemnitee was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, the indemnitee actually received an improper personal benefit in money, property or services or in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

No indemnitee may subject any partner of our operating partnership to personal liability with respect to this indemnification obligation as this indemnification obligation will be satisfied solely out of the assets of the partnership.

Term

The partnership shall continue until                   (as such date may be extended by the general partner in its sole discretion), unless dissolved upon (i) the general partner’s bankruptcy or dissolution or withdrawal (unless the limited partners elect to continue the partnership), (ii) the sale or other disposition of all or substantially all of the assets of the partnership, (iii) an election by us in our capacity as the general partner on or after                   or (iv) dissolution required by judicial decree or operation of law.

WHERE YOU CAN FIND MORE INFORMATION

SpinCo has filed a registration statement on Form 10 with the SEC with respect to the SpinCo common shares being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to SpinCo and its common shares, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, SpinCo will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

SpinCo intends to furnish holders of its common shares with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. SpinCo has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS

VORNADO SPINCO

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of June 23, 2014	F-3
Notes to Balance Sheet as of June 23, 2014	F-4

VORNADO SPINCO BUSINESSES

Combined Financial Statements
Report of Independent Registered Public Accounting Firm	F-5
Combined Balance Sheets as of December 31, 2013 and 2012	F-6
Combined Statements of Income for the years ended December 31, 2013, 2012 and 2011	F-7
Combined Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011	F-8
Combined Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011	F-9
Notes to Combined Financial Statements	F-10
Schedule II — Valuation and Qualifying Accounts	F-20
Schedule III — Real Estate and Accumulated Depreciation	F-21

Combined Financial Statements (Unaudited)
Combined Balance Sheets as of June 30, 2014 and December 31, 2013	F-25
Combined Statements of Income for the six months ended June 30, 2014 and 2013	F-26
Combined Statements of Changes in Equity for the six months ended June 30, 2014 and 2013	F-27
Combined Statements of Cash Flows for the six months ended June 30, 2014 and 2013	F-28
Notes to Combined Financial Statements (Unaudited)	F-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees

Vornado Realty Trust and Vornado Realty L.P.

New York, New York

We have audited the accompanying balance sheet of Vornado SpinCo (the “Company”) as of June 23, 2014 (capitalization).  The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Vornado SpinCo at June 23, 2014 (capitalization), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York

June 26, 2014

VORNADO SPINCO
BALANCE SHEET AS OF JUNE 23, 2014
(Capitalization)

ASSETS
Cash	$1,000
$1,000

SHAREHOLDER’S EQUITY

Common shares of beneficial interest ($0.01 par value, 1,000 shares authorized, 1,000 issued and outstanding)	$1,000
$1,000

VORNADO SPINCO
NOTES TO BALANCE SHEET AS OF JUNE 23, 2014
(Capitalization)

1.                                      ORGANIZATION

Vornado SpinCo (“SpinCo”) was organized as a Maryland real estate investment trust on June 18, 2014 (capitalized on June 18, 2014), for the purposes of holding the strip shopping center and mall business of Vornado Realty Trust (NYSE: VNO) (“Vornado”).  SpinCo has no material assets or any operations.  SpinCo’s sole shareholder is Vornado Realty L.P., Vornado’s operating partnership.

2.                                      BASIS OF PRESENTATION

SpinCo’s balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America.  Statements of Income, Changes in Shareholder’s Equity and Cash Flows have not been presented because SpinCo has had no activity as of March 31, 2014.

Organization costs

In connection with the organization, SpinCo has and will continue to incur legal, accounting and related professional fees.  Such costs will be expensed as incurred.

3.                                      SHAREHOLDER’S EQUITY

SpinCo has been capitalized with the issuance of 1,000 common shares of beneficial interest ($0.01 par value per share) for a total of $1,000.

4.                                      SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 26, 2014, the date that this balance sheet was available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees

Vornado Realty Trust and Vornado Realty L.P.

New York, New York

We have audited the accompanying combined balance sheets of Vornado SpinCo Businesses (the “Company”) as described in Note 1 to the combined financial statements as of December 31, 2013 and 2012, and the related combined statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedules listed in the Index to Financial Statements on Page F-1. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Vornado SpinCo Businesses as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the combined financial statements, the combined financial statements of Vornado SpinCo Businesses include allocations of certain operating expenses from Vornado Realty Trust. These costs may not be reflective of the actual costs which would have been incurred had Vornado SpinCo Businesses operated as an independent, stand-alone entity separate from Vornado Realty Trust.

/s/ DELOITTE & TOUCHE LLP

New York, New York

June 26, 2014

VORNADO SPINCO BUSINESSES
COMBINED BALANCE SHEETS

(Amounts in thousands)

	December 31,
ASSETS	2013	2012
Real estate, at cost:
Land	$372,019	$376,658
Buildings and improvements	1,602,794	1,657,909
Construction in progress	5,376	8,053
Leasehold improvements and equipment	3,983	2,638
Total	1,984,172	2,045,258
Accumulated depreciation and amortization	(421,756)	(436,137)
Real estate, net	1,562,416	1,609,121
Cash and cash equivalents	5,223	4,345
Restricted cash	11,049	8,962
Tenant and other receivables, net of allowance for doubtful accounts of $2,398 and $4,133, respectively	6,542	54,271
Receivable arising from the straight-lining of rents	87,847	84,890
Identified intangible assets, net of accumulated amortization of $23,417 and $20,209, respectively	50,155	53,363
Deferred leasing costs, net of accumulated amortization of $11,868 and $12,323, respectively	19,824	34,857
Deferred financing costs, net of accumulated amortization of $5,153 and $5,435, respectively	9,472	9,792
Investment in unconsolidated joint venture	6,640	7,083
Prepaid expenses and other assets	10,941	11,543
	$1,770,109	$1,878,227

LIABILITIES AND EQUITY
Mortgages payable	$1,200,762	$1,251,234
Identified intangible liabilities, net of accumulated amortization of $63,603 and $55,925, respectively	169,572	177,915
Accounts payable and accrued expenses	30,538	30,881
Other liabilities	9,870	9,261
Total liabilities	1,410,742	1,469,291

Commitments and contingencies

Vornado equity	359,048	408,638
Noncontrolling interest in consolidated subsidiary	319	298
Total equity	359,367	408,936
	$1,770,109	$1,878,227

See notes to combined financial statements.

VORNADO SPINCO BUSINESSES
COMBINED STATEMENTS OF INCOME

(Amounts in thousands)

	Year Ended December 31,
	2013	2012	2011
REVENUE
Property rentals	$231,020	$234,768	$226,620
Tenant expense reimbursements	73,627	70,879	74,270
Income from Stop & Shop settlement	59,599	–	–
Other income	2,570	2,341	2,161
Total revenue	366,816	307,988	303,051

EXPENSES
Depreciation and amortization	54,043	52,960	50,981
Real estate taxes	46,961	46,226	46,767
Property operating	39,538	37,066	39,635
General and administrative	26,448	27,955	28,351
Real estate impairment losses	19,000	6,000	–
Ground rent	11,854	11,745	10,982
Provision for doubtful accounts	666	236	(18,090)
Total expenses	198,510	182,188	158,626

Operating income	168,306	125,800	144,425
Income from unconsolidated joint venture	2,097	1,458	2,700
Interest income	11	20	–
Interest and debt expense	(55,789)	(53,772)	(55,138)
Income before income taxes	114,625	73,506	91,987
Income tax expense	(2,100)	(1,364)	(1,440)
Net income	112,525	72,142	90,547
Net (income) loss attributable to noncontrolling interest in consolidated subsidiary	(21)	(13)	3
Net income attributable to Vornado	$112,504	$72,129	$90,550

See notes to combined financial statements.

VORNADO SPINCO BUSINESSES
COMBINED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands)

	Total Equity	Vornado Equity	Noncontrolling Interest in Consolidated Subsidiary
Balance, December 31, 2010	$392,396	$392,108	$288
Net income (loss)	90,547	90,550	(3)
Distributions to Vornado, net	(96,767)	(96,767)	–
Balance, December 31, 2011	386,176	385,891	285
Net income	72,142	72,129	13
Distributions to Vornado, net	(49,382)	(49,382)	–
Balance, December 31, 2012	408,936	408,638	298
Net income	112,525	112,504	21
Distributions to Vornado, net	(162,094)	(162,094)	–
Balance, December 31, 2013	$359,367	$359,048	$319

See notes to combined financial statements.

VORNADO SPINCO BUSINESSES
COMBINED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$112,525	$72,142	$90,547
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, including amortization of debt issuance costs	55,925	54,978	52,991
Real estate impairment losses	19,000	6,000	–
Amortization of below market leases, net	(8,159)	(11,456)	(10,387)
Straight-lining of rental income	(3,249)	(4,417)	(4,044)
Equity in income of unconsolidated joint venture	(2,097)	(1,458)	(2,700)
Other non-cash adjustments	5,200	4,773	(14,727)
Income distributions from unconsolidated joint venture	2,534	2,122	3,637
Change in operating assets and liabilities:
Tenant and other receivables	47,063	(5,735)	(3,103)
Prepaid assets	828	(1,003)	(284)
Other assets	13,870	(1,950)	(6,803)
Accounts payable and accrued expenses	934	(5,288)	(3,243)
Other liabilities	609	3,352	956
Net cash provided by operating activities	244,983	112,060	102,840

CASH FLOWS FROM INVESTING ACTIVITIES
Real estate additions	(24,926)	(31,875)	(39,626)
Restricted cash	(2,087)	(1,011)	603
Investment in unconsolidated joint venture	–	–	(2,433)
Net cash used in investing activities	(27,013)	(32,886)	(41,456)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt repayments	(367,704)	(24,439)	(39,669)
Change in Vornado’s investment, net	(164,826)	(52,232)	(99,325)
Debt issuance costs	(1,562)	(410)	(1,902)
Proceeds from borrowings	317,000	–	79,546
Net cash used in financing activities	(217,092)	(77,081)	(61,350)

Net increase in cash and cash equivalents	878	2,093	34
Cash and cash equivalents at beginning of year	4,345	2,252	2,218
Cash and cash equivalents at end of year	$5,223	$4,345	$2,252

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash payments for interest	$53,669	$52,356	$52,711
Cash payments for taxes	$1,751	$1,259	$1,472
Write off of fully depreciated assets, including assets impaired	$64,224	$3,401	$978

See notes to combined financial statements.

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS

1.                                      ORGANIZATION

Vornado SpinCo (“SpinCo”) is a newly formed entity created to own and operate Vornado Realty Trust’s (NYSE: VNO) (“Vornado”) 85 properties, comprised of 80 strip centers aggregating 12,556,000 square feet, four malls aggregating 3,450,000 square feet and a warehouse park adjacent to our East Hanover strip center property (the “Vornado SpinCo Businesses”).  SpinCo is currently a wholly-owned subsidiary of Vornado Realty L.P., the operating partnership through which Vornado conducts its business (“VRLP”).   SpinCo intends to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. Federal income tax purposes.  All references to “we,” “us,” “our,” and “the company” refer to SpinCo and its combined properties.

Pursuant to a Separation Agreement, VRLP will distribute 100% of the outstanding SpinCo common shares on a pro rata basis to the holders of its common limited partnership units as of the record date, which include Vornado and the other common limited partners.  As a result, Vornado is expected to receive approximately 94% of the outstanding SpinCo common shares, while the other common limited partners as a group will receive approximately 6%.  Vornado will distribute all of the SpinCo common shares it receives from VRLP to its common shareholders as of the record date on a pro rata basis.  To date, SpinCo has not conducted any business as a separate company and has no material assets and liabilities.  The operations of the properties to be transferred to SpinCo are presented as if the transfer had been consummated prior to all historical periods presented in the accompanying combined financial statements at the carrying amounts of such assets and liabilities reflected in Vornado’s books and records.

SpinCo will enter into agreements with Vornado under which Vornado will provide various services to SpinCo, including treasury management, human resources, information technology, tax, financial reporting, SEC compliance and insurance, and possibly other matters.  We believe that the terms are comparable to those that would have been negotiated on an arm’s-length basis.

SpinCo’s revenues are derived primarily from leases with retail tenants, including fixed rents, percentage rents above stipulated sales thresholds and reimbursements from tenants for real estate taxes and property operating expenses.

2.                                      BASIS OF PRESENTATION AND COMBINATION

The accompanying combined financial statements include the accounts of Vornado’s 80 strip center properties, four malls and a warehouse park, all of which are under common control of Vornado, except for the Monmouth Mall in which Vornado has joint control through its 50% ownership interest.  The assets and liabilities in these combined financial statements have been carved-out of Vornado’s books and records at their historical carrying amounts.  All intercompany transactions have been eliminated.

The historical financial results for the carved-out properties reflect charges for certain corporate costs which we believe are reasonable.  These charges were based on either actual costs incurred or a proportion of costs estimated to be applicable to the Vornado SpinCo Businesses based on an analysis of key metrics including total revenues, real estate assets, leasable square feet and operating income.  Such costs do not necessarily reflect what the actual costs would have been if SpinCo were operating as a separate stand-alone public company.  These charges are discussed further in Note 4 – Related Party Transactions.

The accompanying combined financial statements have been prepared on a carve-out basis in accordance with accounting principles generally accepted in the United States (“GAAP”).  GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting periods.  Actual results could differ from these estimates.

SpinCo expects to operate in a manner intended to enable it to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders.  Since Vornado operates as a REIT and distributes 100% of taxable income to its shareholders, no provision for Federal income taxes has been made in the accompanying combined financial statements.  Our two Puerto Rico malls are subject to income taxes which are based on estimated taxable income and which are included in income tax expense in the combined statements of income.  The Vornado SpinCo Businesses are also subject to certain other taxes, including state and local taxes and franchise taxes which are included in general and administrative expenses in the combined statements of income.

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS

Presentation of earnings per share information is not applicable in these combined financial statements, since these assets and liabilities are owned by Vornado.

SpinCo plans to aggregate all of its properties into one reportable segment because all of these properties have similar economic characteristics and SpinCo will provide similar products and services to similar types of retail tenants.

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Real Estate – Real estate is carried at cost, net of accumulated depreciation and amortization.  Maintenance and repairs are expensed as incurred.  Depreciation requires an estimate by management of the useful life of each property and improvement as well as an allocation of the costs associated with a property to its various components.  As real estate is undergoing redevelopment activities, all property operating expenses directly associated with and attributable to, the redevelopment, including interest expense, are capitalized to the extent that we believe such costs are recoverable through the value of the property.  The capitalization period begins when redevelopment activities are underway and ends when the project is substantially complete.  General and administrative costs are expensed as incurred.  Depreciation is recognized on a straight-line basis over estimated useful lives, which range from three to 40 years.  Tenant allowances are amortized on a straight-line basis over the lives of the related leases, which approximate the useful lives of the tenant improvements.

Upon the acquisition of real estate, we assess the fair value of acquired assets (including land, buildings and improvements, identified intangibles, such as acquired above and below-market leases, acquired in-place leases and tenant relationships) and acquired liabilities and we allocate the purchase price based on these assessments. We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.  Estimates of future cash flows are based on a number of factors including historical operating results, known trends and market/economic conditions.  We record acquired intangible assets (including acquired above-market leases, acquired in-place leases and tenant relationships) and acquired intangible liabilities (including below-market leases) at their estimated fair value separate and apart from goodwill. We amortize identified intangibles that have finite lives over the period they are expected to contribute directly or indirectly to the future cash flows of the property or business acquired.

Our properties and related intangible assets are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  An impairment exists when the carrying amount of an asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  Estimates of future cash flows are based on our current plans, intended holding periods and available market information at the time the analyses are prepared.  An impairment loss is recognized only if the carrying amount of the asset is not recoverable and is measured based on the excess of the property’s carrying amount over its estimated fair value.  If our estimates of future cash flows, anticipated holding periods, or fair values change, based on market conditions or otherwise, our evaluation of impairment charges may be different and such differences could be material to our combined financial statements. Estimates of future cash flows are subjective and are based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results.  Plans to hold properties over longer periods decrease the likelihood of recording impairment losses.  As a result of Vornado’s decision to shorten the estimated holding period for certain properties, a $19,000,000 impairment loss was recognized on the Bruckner Blvd. property in the year ended December 31, 2013, and a $6,000,000 impairment loss was recognized on the Englewood property in the year ended December 31, 2012.

Cash and Cash Equivalents – Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less and are carried at cost, which approximates fair value, due to their short-term maturities.

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS

Allowance for Doubtful Accounts – We periodically evaluate the collectability of amounts due from tenants, including the receivable arising from the straight-lining of rents, and maintain an allowance for doubtful accounts for the estimated losses resulting from the inability of tenants to make required payments under the lease agreements.  We exercise judgment in establishing these allowances and consider payment history and current credit status in developing these estimates.

Deferred Costs – Deferred costs include deferred financing and leasing costs.  Deferred financing costs are amortized over the terms of the related debt agreements as a component of interest expense.  Deferred leasing costs are amortized on a straight-line basis over the lives of the related leases.

Revenue Recognition – Property rentals are recognized over the non-cancelable term of the related leases on a straight-line basis, which includes the effects of rent steps and free rent abatements under the leases.  We commence rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use.  In addition, in circumstances where we provide a tenant improvement allowance for improvements that are owned by the tenant, we recognize the allowance as a reduction of rental revenue on a straight-line basis over the term of the lease.  Percentage rents are contingent upon the sales of tenants exceeding predefined thresholds.  Percentage rents are recognized only after the tenants’ sales thresholds have been achieved.  Percentage rents are not a material portion of the combined revenue of the Vornado SpinCo Businesses and are included in property rentals.  Tenant expense reimbursements provide for the recovery of all or a portion of the operating expenses and real estate taxes of the respective properties.  Tenant expense reimbursements are accrued in the same periods as the related expenses are incurred.

4.                                      RELATED PARTY TRANSACTIONS

As described in Note 2, the accompanying combined financial statements present the operations of the retail properties as carved-out from the financial statements of Vornado.  Certain centralized corporate costs borne by Vornado for management and other services including, but not limited to, accounting, reporting, legal, tax, information technology and human resources have been allocated to the properties in the combined financial statements using reasonable allocation methodologies.  Allocated amounts are included as a component of general and administrative expenses on the combined statements of income.  A summary of the amounts allocated is provided below.

	Year Ended December 31,
(Amounts in thousands)	2013	2012	2011
Payroll and fringe benefits	$8,804	$8,756	$8,247
Professional fees	2,442	2,311	2,232
Other	1,214	1,258	1,382
	$12,460	$12,325	$11,861

The allocated amounts in the table above do not necessarily reflect what actual costs would have been if the Vornado SpinCo Businesses were a separate stand-alone public company and actual costs may be materially different.

Management fees included in Other Income

Alexander’s, Inc. (“Alexander’s”) (NYSE: ALX) is a real estate investment trust, owned 32.4% by Vornado as of December 31, 2013, 2012 and 2011. Steven Roth, the Chairman of Vornado’s Board and Chief Executive Officer, is also the Chairman of the Board and Chief Executive Officer of Alexander’s.  Vornado provides various management services to Alexander’s.  These combined financial statements include management fee income related to Alexander’s retail assets that will be managed by SpinCo.

Interstate Properties (“Interstate”) is a general partnership in which Mr. Roth is the managing general partner. As of December 31, 2013, 2012 and 2011, Interstate and its partners beneficially owned an aggregate of approximately 6.6% of the common shares of beneficial interest of Vornado and 26.3% of Alexander’s common stock.  Vornado provides various management services to Interstate.

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS

These combined financial statements include management fee income for the management of Interstate’s properties that will be managed by SpinCo.

The following table sets forth the details of management fees from Alexander’s and Interstate which are included in other income on the combined statements of income:

	For the Year Ended December 31,
	(Amounts in thousands)
	2013	2012	2011
Management fees from Alexander’s	$626	$592	$51
Management fees from Interstate	606	794	786
	$1,232	$1,386	$837

5.                                      INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

Investment in unconsolidated joint venture represents a 50% ownership interest in the Monmouth Mall, which is accounted for on the equity method.  The mall is encumbered by $169,385,000 of mortgage loans which bear interest at a weighted average rate of 5.32% and mature in September 2015 and February 2016.

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS

6.                                      IDENTIFIED INTANGIBLE ASSETS AND LIABILITIES

Amortization of acquired below-market leases, net of acquired above-market leases resulted in additional rental income of $8,159,000, $11,456,000 and $10,387,000 for the years ended December 31, 2013, 2012 and 2011, respectively.  Estimated annual amortization of acquired below-market leases, net of acquired above-market leases for each of the five succeeding years commencing January 1, 2014 is as follows:

(Amounts in thousands)
2014	$7,761
2015	7,652
2016	7,440
2017	7,388
2018	7,179

Amortization of all other identified intangible assets, including acquired in-place leases, customer relationships, and third party contracts, resulted in additional depreciation and amortization expense of $1,617,000, $1,665,000 and $2,267,000 for the years ended December 31, 2013, 2012 and 2011, respectively.  Estimated annual amortization of these identified intangible assets for each of the five succeeding years commencing January 1, 2014 is as follows:

(Amounts in thousands)
2014	$1,596
2015	1,475
2016	1,315
2017	1,240
2018	1,115

Certain of the strip centers were acquired subject to ground leases or ground and building leases.  Amortization of these acquired below-market leases resulted in additional rent expense of $1,408,000 in each of the years ended December 31, 2013, 2012 and 2011, respectively.  Estimated annual amortization of these below-market leases for each of the five succeeding years commencing January 1, 2014 is as follows:

(Amounts in thousands)
2014	$1,408
2015	1,408
2016	1,408
2017	1,408
2018	1,408

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS

7.                                      MORTGAGES PAYABLE

The following is a summary of mortgages payable as of December 31, 2013 and 2012.

		Interest Rate at	Balance at December 31,
(Amounts in thousands)	Maturity	December 31, 2013	2013	2012
First mortgages secured by:
Crossed collateralized mortgage on 40 properties:
Fixed Rate	09/20	4.26%	$560,465	$573,180
Variable Rate(1)	09/20	2.36%	60,000	60,000
Total crossed collateralized			620,465	633,180
Bergen Town Center(2)	04/23	3.56%	300,000	282,312
Montehiedra Town Center(3)	07/16	6.04%	120,000	120,000
North Bergen (Tonnelle Avenue)	01/18	4.59%	75,000	75,000
Wilkes Barre	09/14	6.90%	19,898	20,201
Forest Plaza(4)	07/18	1.47%	17,000	16,939
Mount Kisco (Target)	11/34	7.30%	16,003	16,324
Mount Kisco (A&P)	02/15	7.20%	12,203	12,313
Englewood	10/18	6.22%	11,760	11,924
Lodi(5)	07/14	5.12%	8,433	8,940
Las Catalinas Mall(6)			–	54,101
			$1,200,762	$1,251,234

(1)        Subject to a LIBOR floor of 1.00%.

(2)        On March 25, 2013, Vornado completed a $300,000 refinancing of this property.  The 10-year fixed rate interest only loan bears interest at 3.56%.  The proceeds of the new loan were used to repay the outstanding balance of the maturing floating rate loan.

(3)        On May 13, 2013, Vornado notified the lender that due to tenants vacating, the property’s operating cash flow will be insufficient to pay the debt service; accordingly, at Vornado’s request, the mortgage loan was transferred to the special servicer.  Although discussions with the special servicer to restructure the terms of the loan are ongoing, there can be no assurance as to the ultimate resolution of this matter.

(4)             On July 18, 2013, Vornado completed a $17,000 refinancing of this property.  This five-year floating rate loan bears interest at LIBOR plus 1.30% (1.47% as of December 31, 2013).  The proceeds of the new loan were used to repay the outstanding balance of the maturing fixed rate loan.

(5)        This loan was repaid on March 3, 2014.

(6)              This loan was repaid on October 1, 2013.

The net carrying amount of real estate collateralizing the above indebtedness amounted to $972,866,000 at December 31, 2013.  Our mortgage loans contain covenants that limit our ability to incur additional indebtedness on these properties, and in certain circumstances, require lender approval of tenant leases and/or yield maintenance upon repayment prior to maturity.

As of December 31, 2013, the principal repayments for the next five years and thereafter are as follows:

(Amounts in thousands)
Year Ending December 31,	Amount
2014	$42,467
2015	26,484
2016	153,041
2017	16,845
2018	99,768
Thereafter	863,633

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS

8.                                      FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement and Disclosures defines fair value and establishes a framework for measuring fair value.  The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available.  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

There were no financial assets or liabilities measured at fair value on a recurring basis at December 31, 2013 and 2012.

Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Assets measured at fair value on a nonrecurring basis on the combined balance sheets consist of real estate assets that have been written-down to estimated fair value during 2013 and 2012.  The fair values of these assets are determined using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity.  Generally, multiple valuation techniques are considered when measuring fair values but in certain circumstances, a single valuation technique may be appropriate.  The tables below aggregate the fair values of these assets by level in the fair value hierarchy.

	As of December 31, 2013
(Amounts in thousands)	Total	Level 1	Level 2	Level 3
Bruckner Blvd	$142,021	$-	$-	$142,021

	As of December 31, 2012
	Total	Level 1	Level 2	Level 3
Englewood	$11,403	$-	$-	$11,403

Financial Assets and Liabilities not Measured at Fair Value

Financial assets and liabilities that are not measured at fair value on the combined balance sheets include cash equivalents and mortgages payable.  Cash equivalents are carried at cost, which approximates fair value.  The fair value of mortgages payable is calculated by discounting the future contractual cash flows of these instruments using current risk-adjusted rates available to borrowers with similar credit ratings, which are provided by a third-party specialist.  The fair value of cash equivalents is classified as Level 1 and the fair value of mortgages payable is classified as Level 2.  The table below summarizes the carrying amounts and fair value of these financial instruments as of December 31, 2013 and 2012.

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS

	As of December 31, 2013		As of December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(Amounts in thousands)
Assets:
Cash and cash equivalents	$5,223	$5,223	$4,345	$4,345
Liabilities:
Mortgages payable	$1,200,762	$1,201,000	$1,251,234	$1,286,000

9.             LEASES

As Lessor

We lease space to tenants in an office building and in retail centers.  The rental terms range from approximately one to 75 years.  The leases provide for the payment of fixed base rents payable monthly in advance as well as reimbursements of real estate taxes, insurance and maintenance costs.  Retail leases may also provide for the payment by the lessee of additional rents based on a percentage of their sales.

Future base rental revenue under these non-cancelable operating leases is as follows:

(Amounts in thousands)
Year Ending December 31,	Amount
2014	$217,057
2015	204,333
2016	193,393
2017	185,743
2018	168,527
Thereafter	1,162,697

These future minimum amounts do not include additional rents based on a percentage of tenants’ sales.  For the years ended December 31, 2013, 2012, and 2011, these rents were $1,218,000, $1,102,000, and $710,000, respectively.

As Lessee

We are a tenant under long-term ground leases or ground and building leases for certain of our properties.  Lease terms range from 2015 to 2102. Future lease payments under these agreements, excluding extension options, are as follows:

(Amounts in thousands)
Year Ending December 31,	Amount
2014	$9,786
2015	9,179
2016	9,137
2017	8,799
2018	6,507
Thereafter	54,537

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS

10.          COMMITMENTS AND CONTINGENCIES

Insurance

Vornado maintains general liability insurance with limits of $300,000,000 per occurrence and all-risk property and rental value insurance coverage with limits of $2.0 billion per occurrence, with sub-limits for certain perils such as floods and earthquakes on each of Vornado’s properties.  Vornado also maintains coverage for terrorist acts with limits of $4.0 billion per occurrence and in the aggregate, and $2.0 billion per occurrence and in the aggregate for nuclear, biological, chemical and radiological (“NBCR”) terrorism events, as defined by the Terrorism Risk Insurance Program Reauthorization Act, which expires in December 2014.  Insurance premiums are charged directly to each of the retail properties.  SpinCo intends to obtain appropriate insurance coverage on its own and coverages may differ from those noted above.  Also, the resulting insurance premiums may differ materially from amounts included in the accompanying combined financial statements. SpinCo will be responsible for deductibles and losses in excess of insurance coverage, which could be material.

Regarding coverage for acts of terrorism, SpinCo will continue to monitor the state of the insurance market and the scope and costs of coverage, but cannot anticipate what coverage will be available on commercially reasonable terms in the future.

Our mortgage loans are non-recourse and contain customary covenants requiring adequate insurance coverage.  Although we believe that we currently have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future.  If lenders insist on greater coverage than we are able to obtain, it could adversely affect our ability to finance or refinance the properties.

Other

There are various legal actions against us in the ordinary course of business.  In our opinion, the outcome of such matters will not have a material effect on our financial condition, results of operations or cash flows.

Our mortgage loans are non-recourse to us.  However, in certain cases Vornado has provided guarantees or master leased tenant space.  These guarantees and master leases terminate either upon the satisfaction of certain circumstances or the repayment of the underlying mortgage loans.  As of December 31, 2013, the aggregate amount of these guarantees and master leases was approximately $28,800,000.  In addition, as of March 31, 2014, $1,167,000 of letters of credit were outstanding on one of Vornado’s revolving credit facilities.

11.          STOP & SHOP SETTLEMENT

In 2003, Stop & Shop filed an action against Vornado in the New York Supreme Court, claiming that Vornado had no right to reallocate and therefore continue to collect $5,000,000 ($6,000,000 beginning February 1, 2012) of annual rent from Stop & Shop pursuant to a Master Agreement and Guaranty (the “Agreement”), because of the expiration of the leases to which the annual rent was previously allocated.  Stop & Shop asserted that an order of the Bankruptcy Court for the Southern District of New York, as modified on appeal by the District Court, froze Vornado’s right to reallocate and effectively terminated Vornado’s right to collect the annual rent from Stop & Shop.  Vornado asserted a counterclaim seeking a judgment for all of the unpaid annual rent accruing through the date of the judgment and a declaration that Stop & Shop continues to remain liable as long as any of the leases subject to the Agreement remain in effect.  On November 7, 2011, the Court ruled in favor of Vornado.  Based on the Court’s ruling, in 2011 Vornado reversed the allowance for doubtful accounts for the receivable from Stop & Shop ($19,463,000 as of December 31, 2010).  At December 31, 2012, the receivable from Stop & Shop was $47,900,000 and is a component of “tenant and other receivables” on our combined balance sheet.  On February 6, 2013, Stop & Shop paid $124,000,000 to Vornado to settle all litigation and terminate the Agreement.  Of the payment Vornado received, $47,900,000 satisfied the receivable and $59,599,000 was recognized as settlement income in the first quarter of 2013.

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS

12.          INTEREST AND DEBT EXPENSE

The following table sets forth the details of interest and debt expense.

	For the Year Ended December 31,
	(Amounts in thousands)
	2013	2012	2011
Interest expense	$53,907	$51,754	$53,128
Amortization of deferred financing costs	1,882	2,018	2,010
	$55,789	$53,772	$55,138

13.          SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 26, 2014, the date that these combined financial statements were available to be issued.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(Amounts in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Year	Additions (Reversals) Expensed	Uncollectible Accounts Written-Off	Balance at End of Year

Year Ended December 31, 2013:
Allowance for doubtful accounts	$4,133	$666	$(2,401)	$2,398
Year Ended December 31, 2012:
Allowance for doubtful accounts	5,936	236	(2,039)	4,133
Year Ended December 31, 2011:
Allowance for doubtful accounts	24,912	(18,090)	(886)	5,936

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

(Amounts in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial cost to company(1)			Gross amount at which carried at close of period						Life on which
Description	Encumbrances	Land	Building and improvements	Costs capitalized subsequent to acquisition	Land	Buildings and improvements	Total(2)	Accumulated depreciation and amortization	Date of construction (3)	Date acquired	depreciation in latest income statement is computed

California
Signal Hill	$-	$9,652	$2,940	$1	$9,652	$2,941	$12,593	$533	N/A	2006	(4)
Vallejo	-	-	2,945	221	-	3,166	3,166	549	N/A	2006	(4)
Walnut Creek (1149 S. Main St)	-	2,699	19,930	-	2,699	19,930	22,629	4,088	N/A	2006	(4)
Walnut Creek (1556 Mount Diablo Blvd.)	-	5,909	-	1,537	5,909	1,537	7,446	73	N/A	2007	(4)
Total California	-	18,260	25,815	1,759	18,260	27,574	45,834	5,243

Connecticut
Newington	11,206	2,421	1,200	691	2,421	1,891	4,312	720	1965	1965	(4)
Waterbury	13,941	667	4,504	4,111	667	8,615	9,282	5,746	1969	1969	(4)
Total Connecticut	25,147	3,088	5,704	4,802	3,088	10,506	13,594	6,466

Maryland
Baltimore (Towson)	15,581	581	3,227	10,134	581	13,361	13,942	5,281	1968	1968	(4)
Glen Burnie	-	462	2,571	1,262	462	3,833	4,295	2,959	1958	1958	(4)
Rockville	-	3,470	20,599	93	3,470	20,692	24,162	4,559	N/A	2005	(4)
Wheaton	-	-	5,367	-	-	5,367	5,367	973	N/A	2006	(4)
Total Maryland	15,581	4,513	31,764	11,489	4,513	43,253	47,766	13,772

Massachusetts
Cambridge	-	-	-	260	-	260	260	149
Chicopee	8,282	895	-	-	895	-	895	-	1969	1969	(4)
Springfield	5,713	2,797	2,471	592	2,797	3,063	5,860	982	1993	1966	(4)
Total Massachusetts	13,995	3,692	2,471	852	3,692	3,323	7,015	1,131

New Hampshire
Salem	-	6,083	-	-	6,083	-	6,083	-	N/A	2006	(4)
Total New Hampshire	-	6,083	-	-	6,083	-	6,083	-

New Jersey
Bricktown	31,872	1,391	11,179	6,224	1,391	17,403	18,794	11,699	1968	1968	(4)
Carlstadt	-	-	16,457	1	-	16,458	16,458	2,546	N/A	2007	(4)
Cherry Hill	13,831	5,864	2,694	3,821	4,864	7,515	12,379	3,807	1964	1964	(4)
Dover	13,121	559	6,363	2,962	559	9,325	9,884	6,380	1964	1964	(4)
East Brunswick (325-341 Route 18 S.)	36,574	2,417	17,169	3,524	2,417	20,693	23,110	15,554	1957/1972	1957/1972	(4)
East Hanover (200-240 and 280 Route 10 W)	42,696	2,232	18,241	11,224	2,671	29,026	31,697	14,988	1962/1979	1962/1998	(4)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial cost to company(1)			Gross amount at which carried at close of period						Life on which
Description	Encumbrances	Land	Building and improvements	Costs capitalized subsequent to acquisition	Land	Buildings and improvements	Total(2)	Accumulated depreciation and amortization	Date of construction (3)	Date acquired	depreciation in latest income statement is computed
East Rutherford	13,558	-	36,727	60	-	36,787	36,787	4,582	2007	2007	(4)
Eatontown	-	4,653	4,999	326	4,653	5,325	9,978	1,210	N/A	2005	(4)
Englewood	11,760	2,300	17,245	(8,390)(5)	1,495	9,660	11,155	285	N/A	2007	(4)
Garfield	-	45	8,068	25,807	45	33,875	33,920	5,413	2009	1998	(4)
Hackensack	40,455	692	10,219	2,911	692	13,130	13,822	9,301	1963	1963	(4)
Hazlet	-	7,400	9,413	-	7,400	9,413	16,813	1,549	N/A	2007	(4)
Jersey City	20,227	652	7,495	468	652	7,963	8,615	2,621	1965	1965	(4)
Kearny	-	309	3,376	1,211	309	4,587	4,896	3,530	1938	1959	(4)
Lawnside	10,660	851	3,164	1,351	851	4,515	5,366	4,198	1969	1969	(4)
Lodi (Route 17 N.)	11,316	238	9,446	-	238	9,446	9,684	3,363	1999	1975	(4)
Lodi (Washington Street)	8,433	7,606	13,125	2,252	7,606	15,377	22,983	3,043	N/A	2004	(4)
Manalapan	20,993	725	7,189	4,924	1,046	11,792	12,838	7,868	1971	1971	(4)
Marlton	17,221	1,611	3,464	9,961	1,454	13,582	15,036	7,905	1973	1973	(4)
Middletown	17,330	283	5,248	1,947	283	7,195	7,478	5,542	1963	1963	(4)
Montclair	2,624	66	419	381	66	800	866	684	1972	1972	(4)
Morris Plains	21,321	1,104	6,411	915	1,104	7,326	8,430	6,810	1961	1985	(4)
North Bergen (Kennedy Blvd.)	5,084	2,308	636	48	2,308	684	2,992	458	1993	1959	(4)
North Bergen (Tonnelle Ave.)	75,000	24,493	-	63,816	31,806	56,503	88,309	7,814	2009	2006	(4)
North Plainfield	-	500	13,983	(5,785)(5)	500	8,198	8,698	2,709	1955	1989	(4)
Paramus (Bergen Town Center)	300,000	19,884	81,723	372,514	37,635	436,486	474,121	69,290	1957/2009	2003	(4)
South Plainfield	5,112	-	10,044	1,562	-	11,606	11,606	1,825	N/A	2007	(4)
Totowa	24,710	120	11,994	4,533	92	16,555	16,647	12,369	1957/1999	1957	(4)
Turnersville	-	900	1,342	1,094	900	2,436	3,336	2,195	1974	1974	(4)
Union (Route 22 and Morris Ave.)	32,255	3,025	7,470	2,618	3,025	10,088	13,113	5,037	1962	1962	(4)
Union (Springfield Avenue)	28,428	19,700	45,090	-	19,700	45,090	64,790	7,421	N/A	2007	(4)
Watchung	15,034	4,178	5,463	1,526	4,441	6,726	11,167	3,980	1994	1959	(4)
Woodbridge	20,610	1,509	2,675	1,867	1,539	4,512	6,051	2,600	1959	1959	(4)
Total New Jersey	840,225	117,615	398,531	515,673	141,742	890,077	1,031,819	238,576

New York
Bronx (Bruckner Blvd.)	-	66,100	259,503	(63,884)(5)	61,618	200,101	261,719	81	N/A	2007	(4)
Bronx (Gun Hill Road)	-	6,427	11,885	19,156	6,428	31,040	37,468	4,109	2009	2005	(4)
Buffalo (Amherst)	-	5,743	4,056	9,966	5,107	14,658	19,765	5,409	1968	1968	(4)
Commack	-	-	43	184	-	227	227	88	N/A	2006	(4)
Dewitt	-	-	7,116	-	-	7,116	7,116	1,277	N/A	2006	(4)
Freeport (437 E. Sunrise Highway)	21,321	1,231	4,747	1,453	1,231	6,200	7,431	5,178	1981	1981	(4)
Freeport (240 Sunrise Highway)	-	-	-	260	-	260	260	128	N/A	2005	(4)
Huntington	16,619	21,200	33,667	1,377	21,200	35,044	56,244	5,292	N/A	2007	(4)
Inwood	-	12,419	19,097	588	12,419	19,685	32,104	4,413	N/A	2004	(4)
Mount Kisco	28,206	22,700	26,700	442	23,297	26,545	49,842	4,002	N/A	2007	(4)
New Hyde Park	-	-	4	-	-	4	4	126	1970	1976	(4)
Oceanside	-	2,710	2,306	-	2,710	2,306	5,016	379	N/A	2007	(4)
Rochester (Henrietta)	-	-	2,647	892	-	3,539	3,539	3,229	1971	1971	(4)
Rochester	4,374	2,172	-	-	2,172	-	2,172	-	1966	1966	(4)
Staten Island	17,000	11,446	21,262	959	11,446	22,221	33,667	5,454	N/A	2004	(4)
West Babylon	-	6,720	13,786	27	6,720	13,813	20,533	2,347	N/A	2007	(4)
Total New York	87,520	158,868	406,819	(28,580)	154,348	382,759	537,107	41,512

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial cost to company(1)			Gross amount at which carried at close of period						Life on which
Description	Encumbrances	Land	Building and improvements	Costs capitalized subsequent to acquisition	Land	Buildings and improvements	Total(2)	Accumulated depreciation and amortization	Date of construction (3)	Date acquired	depreciation in latest income statement is computed

Pennsylvania
Allentown	29,904	187	15,580	1,584	187	17,164	17,351	13,169	1957	1957	(4)
Bensalem	14,843	2,727	6,698	1,895	2,727	8,593	11,320	3,443	1972/1999	1972	(4)
Bethlehem	5,576	827	5,200	960	839	6,148	6,987	5,530	1966	1966	(4)
Broomall	10,660	850	2,171	1,224	850	3,395	4,245	2,696	1966	1966	(4)
Glenolden	6,834	850	1,820	568	850	2,388	3,238	2,022	1975	1975	(4)
Lancaster	5,385	3,140	63	711	3,140	774	3,914	491	1966	1966	(4)
Springfield	-	-	-	80	-	80	80	44	N/A	2005	(4)
Wyomissing	-	-	2,646	2,381	-	5,027	5,027	3,139	N/A	2005	(4)
Wilkes Barre	19,898	6,053	26,646	390	6,053	27,036	33,089	4,113	N/A	2007	(4)
York	5,194	409	2,568	1,566	409	4,134	4,543	3,609	1970	1970	(4)
Total Pennsylvania	98,294	15,043	63,392	11,359	15,055	74,739	89,794	38,256

South Carolina
Charleston	-	-	3,634	-	-	3,634	3,634	659	N/A	2006	(4)
Total South Carolina	-	-	3,634	-	-	3,634	3,634	659

Virginia
Norfolk	-	-	3,927	15	-	3,942	3,942	2,684	N/A	2005	(4)
Total Virginia	-	-	3,927	15	-	3,942	3,942	2,684

Puerto Rico (San Juan)
Las Catalinas	-	15,280	64,370	9,015	15,280	73,385	88,665	28,700	1996	2002	(4)
Montehiedra	120,000	9,182	66,751	7,874	9,267	74,540	83,807	29,843	1996	1997	(4)
Total Puerto Rico	120,000	24,462	131,121	16,889	24,547	147,925	172,472	58,543

	1,200,762	351,624	1,073,178	534,258	371,328	1,587,732	1,959,060	406,842

East Hanover warehouse park	-	576	7,752	9,039	691	16,676	17,367	13,996	1972	1972	(4)
Other	-	-	-	3,762	-	3,762	3,762	408			(4)
Leasehold Improvements Equipment and Other	-	-	-	3,983		3,983	3,983	510
Total	$1,200,762	$352,200	$1,080,930	$551,042	$372,019	$1,612,153	$1,984,172	$421,756

(1)     Initial cost is cost as of January 30, 1982 (the date on which Vornado commenced real estate operations) unless acquired subsequent to that date see Column H.

(2)     The net basis of the Company’s assets and liabilities for tax purposes is approximately $288 million lower than the amount reported for financial statement purposes.

(3)     Date of original construction — many properties have had substantial renovation or additional construction — see Column D.

(4)     Depreciation of the buildings and improvements are calculated over lives ranging from the life of the underlying tenant leases to forty years.

(5)     Results from either other-than-temporary impairments or the write-off of demolished buildings.

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
(Amounts in Thousands)

The following is a reconciliation of real estate assets and accumulated depreciation:

	Year Ended December 31,
	2013	2012	2011
Real Estate
Balance at beginning of period	$2,045,258	$2,028,940	$1,993,247
Additions during the period:
Land	–	–	–
Buildings & improvements	23,648	25,730	37,755
	2,068,906	2,054,670	2,031,002
Less: Impairments and assets written-off	(84,734)	(9,412)	(2,062)
Balance at end of period	$1,984,172	$2,045,258	$2,028,940

Accumulated Depreciation
Balance at beginning of period	$436,137	$391,547	$346,926
Additions charged to operating expenses	49,842	48,786	46,578
	485,979	440,333	393,504
Less: Accumulated depreciation on assets written-off	(64,223)	(4,196)	(1,957)
Balance at end of period	$421,756	$436,137	$391,547

VORNADO SPINCO BUSINESSES
COMBINED BALANCE SHEETS

(Unaudited)

(Amounts in thousands)

ASSETS	June 30, 2014	December 31, 2013
Real estate, at cost:
Land	$372,019	$372,019
Buildings and improvements	1,608,177	1,602,794
Construction in progress	7,135	5,376
Leasehold improvements and equipment	4,043	3,983
Total	1,991,374	1,984,172
Accumulated depreciation and amortization	(444,693)	(421,756)
Real estate, net	1,546,681	1,562,416
Cash and cash equivalents	5,882	5,223
Restricted cash	9,491	11,049
Tenant and other receivables, net of allowance for doubtful accounts of $2,779 and $2,398, respectively	10,007	6,542
Receivable arising from the straight-lining of rents	88,624	87,847
Identified intangible assets, net of accumulated amortization of $24,622 and $23,417, respectively	48,574	50,155
Deferred leasing costs, net of accumulated amortization of $12,669 and $11,868, respectively	19,414	19,824
Deferred financing costs, net of accumulated amortization of $5,933 and $5,153, respectively	8,842	9,472
Investment in unconsolidated joint venture	6,407	6,640
Prepaid expenses and other assets	11,374	10,941
	$1,755,296	$1,770,109
LIABILITIES AND EQUITY
Mortgages payable	$1,185,296	$1,200,762
Identified intangible liabilities, net of accumulated amortization of $63,381 and $63,603, respectively	165,616	169,572
Accounts payable and accrued expenses	25,367	30,538
Other liabilities	11,191	9,870
Total liabilities	1,387,470	1,410,742

Commitments and contingencies

Vornado equity	367,496	359,048
Noncontrolling interest in consolidated subsidiary	330	319
Total equity	367,826	359,367
	$1,755,296	$1,770,109

See notes to unaudited combined financial statements.

VORNADO SPINCO BUSINESSES
COMBINED STATEMENTS OF INCOME

(Unaudited)

(Amounts in thousands)

	Six Months Ended June 30,
	2014	2013
REVENUE
Property rentals	$116,418	$114,898
Tenant expense reimbursements	43,936	36,514
Income from Stop & Shop settlement	--	59,599
Other income	1,149	1,245
Total revenue	161,503	212,256

EXPENSES
Depreciation and amortization	27,390	25,402
Real estate taxes	25,535	23,320
Property operating	24,712	19,168
General and administrative	14,120	14,087
Ground rent	6,068	5,850
Provision for doubtful accounts	727	466
Total expenses	98,552	88,293

Operating income	62,951	123,963
Income from unconsolidated joint venture	879	1,325
Interest income	17	2
Interest and debt expense	(26,400)	(27,655)
Income before income taxes	37,447	97,635
Income tax expense	(1,050)	(1,754)
Net income	36,397	95,881
Net (income) attributable to noncontrolling interest in consolidated subsidiary	(11)	(10)
Net income attributable to Vornado	$36,386	$95,871

See notes to unaudited combined financial statements.

VORNADO SPINCO BUSINESSES
COMBINED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Amounts in thousands)

	Total Equity	Vornado Equity	Noncontrolling Interest in Consolidated Subsidiary
Balance, December 31, 2013	$359,367	$359,048	$319
Net income	36,397	36,386	11
Distributions to Vornado, net	(27,938)	(27,938)	–
Balance, June 30, 2014	$367,826	$367,496	$330

Balance, December 31, 2012	$408,936	$408,638	$298
Net income	95,881	95,871	10
Distributions to Vornado, net	(153,544)	(153,544)	–
Balance, June 30, 2013	$351,273	$350,965	$308

See notes to unaudited combined financial statements.

VORNADO SPINCO BUSINESSES
COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

(Amounts in thousands)

	Six Months Ended June 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$36,397	$95,881
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, including amortization of debt issuance costs	28,170	26,330
Amortization of below market leases, net	(3,881)	(4,130)
Straight-lining of rental income	(776)	(1,091)
Equity in income of unconsolidated joint venture	(879)	(1,324)
Other non-cash adjustments	3,764	2,814
Income distributions from unconsolidated joint venture	1,118	1,299
Change in operating assets and liabilities:
Tenant and other receivables	(4,192)	44,038
Prepaid assets	(234)	(195)
Other assets	(1,369)	(257)
Accounts payable and accrued expenses	(6,831)	(4,351)
Other liabilities	1,321	432
Net cash provided by operating activities	52,608	159,446

CASH FLOWS FROM INVESTING ACTIVITIES
Real estate additions	(7,614)	(8,654)
Restricted cash	1,558	(3,508)
Net cash used in investing activities	(6,056)	(12,162)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt repayments	(15,576)	(290,367)
Change in Vornado’s investment, net	(30,167)	(155,073)
Debt issuance costs	(150)	(1,066)
Proceeds from borrowings	–	300,000
Net cash used in financing activities	(45,893)	(146,506)

Net increase in cash and cash equivalents	659	778
Cash and cash equivalents at beginning of period	5,223	4,345
Cash and cash equivalents at end of period	$5,882	$5,123

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash payments for interest	$25,785	$26,203
Cash payments for taxes	$1,337	$1,827
Write off of fully depreciated assets	$2,072	$15,722

See notes to unaudited combined financial statements.

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Unaudited)

1.              ORGANIZATION

Vornado SpinCo (“SpinCo”) is a newly formed entity created to own and operate Vornado Realty Trust’s (NYSE: VNO) (“Vornado”) 85 properties, comprised of 80 strip centers aggregating 12,554,000 square feet, four malls aggregating 3,451,000 square feet and a warehouse park adjacent to our East Hanover strip center property (the “Vornado SpinCo Businesses”).  SpinCo is currently a wholly-owned subsidiary of Vornado Realty L.P., the operating partnership through which Vornado conducts its business (“VRLP”).   SpinCo intends to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. Federal income tax purposes.  All references to “we,” “us,” “our,” and “the company” refer to SpinCo and its combined properties.

Pursuant to a Separation Agreement, VRLP will distribute 100% of the SpinCo common shares on a pro rata basis to the holders of its common limited partnership units as of the record date, which include Vornado and the other limited partners.  As a result, Vornado is expected to receive approximately 94% of the outstanding SpinCo common shares, while the other common limited partners as a group will receive approximately 6%.  Vornado will distribute all of the SpinCo common shares it receives from VRLP to its common shareholders as of the record date on a pro rata basis.  To date, SpinCo has not conducted any business as a separate company and has no material assets and liabilities.  The operations of the properties to be transferred to SpinCo are presented as if the transfer had been consummated prior to all historical periods presented in the accompanying combined financial statements at the carrying amounts of such assets and liabilities reflected in Vornado’s books and records.

SpinCo will enter into agreements with Vornado under which Vornado will provide various services to SpinCo, including treasury management, human resources, information technology, tax, financial reporting, SEC compliance and insurance, and possibly other matters.  We believe that the terms are comparable to those that would have been negotiated on an arm’s-length basis.

SpinCo’s revenues are derived primarily from leases with retail tenants, including fixed rents, percentage rents above stipulated sales thresholds and reimbursements from tenants for real estate taxes and property operating expenses.

2.              BASIS OF PRESENTATION AND COMBINATION

The accompanying combined financial statements include the accounts of Vornado’s 80 strip center properties, four malls and a warehouse park, all of which are under common control of Vornado, except for the Monmouth Mall in which Vornado has joint control through its 50% ownership interest.  The assets and liabilities in these combined financial statements have been carved-out of Vornado’s books and records at their historical carrying amounts.  All intercompany transactions have been eliminated.  The combined operating results for the six months ended June 30, 2014 and 2013 are not necessarily indicative of the operating results for the full year periods.  These combined quarterly financial statements and notes should be read in conjunction with the combined annual financial statements for the year ended December 31, 2013.

The historical financial results for the Vornado SpinCo Businesses reflect charges for certain corporate costs which we believe are reasonable.  These charges were based on either actual costs incurred or a proportion of costs estimated to be applicable to the Vornado SpinCo Businesses based on an analysis of key metrics including total revenues, real estate assets, leasable square feet and operating income.  Such costs do not necessarily reflect what the actual costs would have been if SpinCo were operating as a separate stand-alone public company.  These charges are discussed further in Note 3 – Related Party Transactions.

The accompanying combined financial statements have been prepared on a carve-out basis in accordance with accounting principles generally accepted in the United States (“GAAP”).  GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting periods.  Actual results could differ from these estimates.

SpinCo expects to operate in a manner intended to enable it to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders.  Since Vornado operates as a REIT and distributes 100% of taxable income to its shareholders, no provision for Federal income taxes has been made in the accompanying combined financial statements.  Our two Puerto Rico malls are subject to income taxes which are based on estimated taxable income and which are included in income tax expense in the combined statements of income.  The Vornado SpinCo Businesses are also subject to certain other taxes, including state and local taxes and franchise taxes which are included in general and administrative expenses in the combined statements of income.

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Unaudited)

Presentation of earnings per share information is not applicable in these combined financial statements, since these assets and liabilities are owned by Vornado.

3.              RELATED PARTY TRANSACTIONS

As described in Note 2, the accompanying combined financial statements present the operations of the retail properties as carved-out from the financial statements of Vornado.  Certain centralized corporate costs borne by Vornado for management and other services including, but not limited to, accounting, reporting, legal, tax, information technology and human resources have been allocated to the properties in the combined financial statements using reasonable allocation methodologies.  The total amounts allocated in the six months ended June 30, 2014 and 2013 were $5,498,000 and $4,756,000, respectively.  These allocated amounts are included as a component of general and administrative expenses on the combined statements of income and do not necessarily reflect what actual costs would have been if the Vornado SpinCo Businesses were a separate stand-alone public company.  Actual costs may be materially different.  Allocated amounts for the six months ended June 30, 2014 and 2013 are not necessarily indicative of allocated amounts for the full year periods.

Management fees included in Other Income

Alexander’s, Inc. (“Alexander’s”) (NYSE: ALX) is a real estate investment trust, owned 32.4% by Vornado as of June 30, 2014. Steven Roth, the Chairman of Vornado’s Board and Chief Executive Officer, is also the Chairman of the Board and Chief Executive Officer of Alexander’s.  Vornado provides various management services to Alexander’s.  These combined financial statements include management fee income related to Alexander’s retail assets that will be managed by SpinCo.

Interstate Properties (“Interstate”) is a general partnership in which Mr. Roth is the managing general partner. As of June 30, 2014, Interstate and its partners beneficially owned an aggregate of approximately 6.6% of the common shares of beneficial interest of Vornado and 26.3% of Alexander’s common stock.  Vornado provides various management services to Interstate.  These carved-out combined financial statements include management fee income for the management of Interstate’s properties that will be managed by SpinCo.

The following table sets forth the details of management fees from Alexander’s and Interstate which are included in other income on the combined statements of income:

	For the Six Months Ended June 30,
	(Amounts in thousands)
	2014	2013
Management fees from Alexander’s	$314	$298
Management fees from Interstate	265	333
	$579	$631

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Unaudited)

4.              INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

Investment in unconsolidated joint venture represents a 50% ownership interest in the Monmouth Mall, which is accounted for on the equity method.  The mall is encumbered by $168,117,000 of mortgage loans which bear interest at a weighted average rate of 5.32% and mature in September 2015 and February 2016.

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Unaudited)

5.              MORTGAGES PAYABLE

The following is a summary of mortgages payable as of June 30, 2014 and December 31, 2013.

			Balance at
	Maturity	Interest Rate at June 30, 2014	June 30, 2014	December 31, 2013
(Amounts in thousands)
First mortgages secured by:
Crossed collateralized mortgage on 40 properties:
Fixed Rate	09/20	4.28%	$553,914	$560,465
Variable Rate(1)	09/20	2.36%	60,000	60,000
Total crossed collateralized			613,914	620,465
Bergen Town Center	04/23	3.56%	300,000	300,000
Montehiedra Town Center(2)	07/16	6.04%	120,000	120,000
North Bergen (Tonnelle Avenue)	01/18	4.59%	75,000	75,000
Wilkes Barre (3)	09/14	6.90%	19,736	19,898
Forest Plaza	07/18	1.45%	17,000	17,000
Mount Kisco (Target)	11/34	7.30%	15,833	16,003
Mount Kisco (A&P)	02/15	7.20%	12,140	12,203
Englewood	10/18	6.22%	11,673	11,760
Lodi(4)			–	8,433
			$1,185,296	$1,200,762

(1)                Subject to a LIBOR floor of 1.00%.

(2)                On May 13, 2013, Vornado notified the lender that due to tenants vacating, the property’s operating cash flow will be insufficient to pay the debt service; accordingly, at Vornado’s request, the mortgage loan was transferred to the special servicer.  Although discussions with the special servicer to restructure the terms of the loan are ongoing, there can be no assurance as to the ultimate resolution of this matter.

(3)                This loan was repaid on August 11, 2014.

(4)                This loan was repaid on March 3, 2014.

6.              FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement and Disclosures defines fair value and establishes a framework for measuring fair value.  The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available.  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

There were no financial assets or liabilities measured at fair value on a recurring basis at June 30, 2014 and December 31, 2013.

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Unaudited)

Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Assets measured at fair value on a nonrecurring basis on the combined balance sheets consist of a real estate asset that has been written-down to its estimated fair value during 2013.  The fair value of this asset was determined using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity.  Generally, multiple valuation techniques are considered when measuring fair values but in certain circumstances, a single valuation technique may be appropriate.  The table below summarizes the fair value of this asset by level in the fair value hierarchy.

	As of December 31, 2013
(Amounts in thousands)	Total	Level 1	Level 2	Level 3

Bruckner Blvd.	$142,021	$-	$-	$142,021

Financial Assets and Liabilities not Measured at Fair Value

Financial assets and liabilities that are not measured at fair value on the combined balance sheets include cash equivalents and mortgages payable.  Cash equivalents are carried at cost, which approximates fair value.  The fair value of mortgages payable is calculated by discounting the future contractual cash flows of these instruments using current risk-adjusted rates available to borrowers with similar credit ratings, which are provided by a third-party specialist.  The fair value of cash equivalents is classified as Level 1 and the fair value of mortgages payable is classified as Level 2.  The table below summarizes the carrying amounts and fair value of these financial instruments as of June 30, 2014 and December 31, 2013.

	As of June 30, 2014		As of December 31, 2013
(Amounts in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	$5,882	$5,882	$5,223	$5,223

Liabilities:
Mortgages payable	$1,185,296	$1,211,664	$1,200,762	$1,201,000

7.              COMMITMENTS AND CONTINGENCIES

Insurance

Vornado maintains general liability insurance with limits of $300,000,000 per occurrence and all-risk property and rental value insurance coverage with limits of $2.0 billion per occurrence, with sub-limits for certain perils such as floods and earthquakes on each of Vornado’s properties.  Vornado also maintains coverage for terrorist acts with limits of $4.0 billion per occurrence and in the aggregate, and $2.0 billion per occurrence and in the aggregate for nuclear, biological, chemical and radiological (“NBCR”) terrorism events, as defined by the Terrorism Risk Insurance Program Reauthorization Act, which expires in December 2014.  Insurance premiums are charged directly to each of the retail properties.  SpinCo intends to obtain appropriate insurance coverage on its own and coverages may differ from those noted above.  Also, the resulting insurance premiums may differ materially from amounts included in the accompanying combined financial statements. SpinCo will be responsible for deductibles and losses in excess of insurance coverage, which could be material.

VORNADO SPINCO BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Unaudited)

Regarding coverage for acts of terrorism, SpinCo will continue to monitor the state of the insurance market and the scope and costs of coverage, but cannot anticipate what coverage will be available on commercially reasonable terms in the future.

Our mortgage loans are non-recourse and contain customary covenants requiring adequate insurance coverage.  Although we believe that we currently have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future.  If lenders insist on greater coverage than we are able to obtain, it could adversely affect our ability to finance or refinance the properties.

Other

There are various legal actions against us in the ordinary course of business.  In our opinion, the outcome of such matters will not have a material effect on our financial condition, results of operations or cash flows.

Our mortgage loans are non-recourse to us.  However, in certain cases Vornado has provided guarantees or master leased tenant space.  These guarantees and master leases terminate either upon the satisfaction of certain circumstances or the repayment of the underlying mortgage loans.  As of June 30, 2014, the aggregate amount of these guarantees and master leases was approximately $28,164,000.  In addition, as of June 30, 2014, $967,000 of letters of credit were outstanding on one of Vornado’s revolving credit facilities.

8.              STOP & SHOP SETTLEMENT

In 2003, Stop & Shop filed an action against Vornado in the New York Supreme Court, claiming that Vornado had no right to reallocate and therefore continue to collect $5,000,000 ($6,000,000 beginning February 1, 2012) of annual rent from Stop & Shop pursuant to a Master Agreement and Guaranty (the “Agreement”), because of the expiration of the leases to which the annual rent was previously allocated.  Stop & Shop asserted that an order of the Bankruptcy Court for the Southern District of New York, as modified on appeal by the District Court, froze Vornado’s right to reallocate and effectively terminated Vornado’s right to collect the annual rent from Stop & Shop.  Vornado asserted a counterclaim seeking a judgment for all of the unpaid annual rent accruing through the date of the judgment and a declaration that Stop & Shop continues to remain liable as long as any of the leases subject to the Agreement remain in effect.  On November 7, 2011, the Court ruled in favor of Vornado.  On February 6, 2013, Stop & Shop paid $124,000,000 to Vornado to settle all litigation and terminate the Agreement.  Of the payment Vornado received, $47,900,000 satisfied the receivable and $59,599,000 was recognized as settlement income in the first quarter of 2013.

9.              INTEREST AND DEBT EXPENSE

The following table sets forth the details of interest and debt expense.

	For the Six Months Ended June 30,
	(Amounts in thousands)
	2014	2013
Interest expense	$25,620	$26,727
Amortization of deferred financing costs	780	928
	$26,400	$27,655

10.       SUBSEQUENT EVENTS

Subsequent events have been evaluated through September 18, 2014, the date that these combined financial statements were available to be issued.